FY2026 Annual Report & Proxy Statement

Dear PagerDuty Stockholders, The fiscal year 2026 marked a historic turning point: the era of autonomous operations. In our vision and current platform offering, AI agents step in as first responders in enterprise incident management while humans focus on the highest-value innovation. In a digital-first world, the speed of AI-generated code proliferates complexity resulting in unprecedented risk when major incidents can cost organizations over $1 million per hour in lost revenue and even more in reputation. As the central nervous system for AI-first operations, PagerDuty stands alone at the intersection of automated action and trustworthy outcomes. Financial Performance Rigorous discipline and durable growth defined this past year. We invested aggressively in research and development to lead the agentic era, while we simultaneously sharpened operating leverage. During the year, PagerDuty delivered total revenue of $493 million and ARR of $499 million. Non-GAAP operating margin expanded to 25%—up from 18% in the prior year— bringing us closer to our 30% long-term target.1 GAAP net income was $174 million, a figure that includes a one-time deferred tax benefit of $169 million from the release of a valuation allowance. Our international markets now account for 29% of revenue, and we ended the year with 15,351 paid customers and over 35,000 total customers—including 861 generating over $100,000 ARR. We ended the year with confidence that our transformation is capturing market share and solving real challenges our customers face in the autonomous operations era. In Q4, customers spending over $1 million ARR grew by 10% year-over- year, reaching 79 total. We demonstrated conviction in our long-term trajectory by repurchasing more than 10 million shares during the year under our expanded $200 million buy-back program. Enterprise Resilience Starts with PagerDuty In FY26, we deployed our own agents internally alongside AI coding assistants, doubling our engineers’ coding days per week and code commits. As a result, we shipped 150 platform enhancements at a higher velocity and volume than was previously possible. We reinforced our top value—Champion the Customer—with competitive spirit by embracing a policy that brings employees together in person to spur faster collaborative cycles and innovation. This internal transformation fuels our external innovation. Suite of AI Agents Supercharges Our Context Flywheel Building on our unique data and competitive advantage, in fiscal 2026 we launched four specialized agents across the incident lifecycle: • SRE Agent: triages and diagnoses issues, resolving routine incidents before escalation. • Scribe Agent: generates real-time incident summaries and stakeholder updates. • Insights Agent: suggests recommendations to improve future incident response. • Shift Agent: automates complex on-call scheduling, eliminating manual adjustments. Our 16 years of incident data, continuously refined by machine learning, delivers tangible results that see our agents perform faster than others. Our platform builds operational memory of incidents to improve automated response and give developers context to prevent future disruptions. Our customers’ successes validate the effectiveness of our agentic control plane strategy and accelerate adoption across every industry. 1 For a full reconciliation of GAAP to non-GAAP financial measures, please see our Form 10-K filed with the Securities and Exchange Commission on March 12, 2026.

Partnerships & Ecosystem As of Spring 2026, our AI ecosystem reaches 30 partners across 11 categories, including marquee collaborations with Anthropic, Cursor, and LangChain. PagerDuty plugins using model context protocol (MCP) for Claude Code, Cursor and GitHub Copilot surface on-call context and catch risky code changes directly within developers’ integrated development environment. Agentic Control Plane: Beyond Incident Management Today PagerDuty is the industry-leading AI-first Operations platform. Our strategy successfully transitions PagerDuty customers from reactive to preventative operations through AI Agents. Our enterprise-ready Operations Cloud platform can handle data at scale with more than 700 API and Model Context Protocol integrations, mechanisms to bring human and agent responders together via event orchestration and chat collaboration, and systems for continuous improvement with automated post-incident analysis. Our offering is proving the operations platform of choice for both enterprise leaders and AI hyperscalers, including Anduril, CoreWeave, Snowflake, and Scale AI. NVIDIA was an early adopter of PagerDuty’s AI capabilities, using model context protocol to speed up incident resolution. We achieved FedRAMP Low Authorization, and are investing in FedRamp Moderate, confirming our rigorous security posture and unlocking new public-sector opportunities. Our shift to usage-based, outcome-focused pricing aligns our revenue with the value we deliver to customers through operations automation—ensuring they pay for results, not seats. One example: a global toy maker signed a $4.5 million multiyear renewal using our new flex pricing model after experiencing a manufacturing outage that caused a $10 million loss in both revenue and costs. FY27 Outlook In fiscal year 2027, we will make fully autonomous operations a reality. Building on our agentic offerings from last year, we will continue to evolve our SRE Agent into a true virtual responder that autonomously detects, triages, and remediates well- understood incidents without human prompting. For novel or complex failures, agents surface deep diagnostics, empowering responders to resolve issues faster and more confidently. We are expanding our Slack-native agentic workflows that enable teams to manage the entire incident lifecycle within their preferred collaboration tools. Gratitude & Mission Our progress is powered by our people across every region, united by a shared passion for our leading value—Champion the Customer—while demonstrating community impact. Through PagerDuty.org, we granted $1.5 million to support crisis response, time-critical health, and climate-sustainability initiatives. Thank you for your trust as we build the world’s most resilient AI operations platform. On behalf of the Board of Directors and the entire PagerDuty team, thank you for your continued support and confidence in our company. Sincerely, Jennifer Tejada Chairperson and CEO

Dear Stockholder, We are pleased to invite you to attend the 2026 Annual Meeting of Stockholders (the “Annual Meeting”) of PagerDuty, Inc. (“PagerDuty” or the “Company”), to be held on Thursday, June 18, 2026, at 2:00 p.m. Pacific Time. The Annual Meeting will be conducted virtually via live audio. You will be able to vote and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/PD2026 (please have your notice or proxy card in hand when you visit the website). Because we are holding the Annual Meeting virtually, you will not be able to attend in person. The attached Notice of Annual Meeting of Stockholders and Proxy Statement include details on the business to be conducted at the Annual Meeting. YOUR VOTE IS IMPORTANT. Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Therefore, we urge you to promptly vote and submit your proxy via the Internet, by phone or by mail. On behalf of the Company's Board of Directors, thank you for your support of and interest in PagerDuty. Sincerely, Jennifer Tejada CEO and Chair of the Board of Directors

Notice of Annual Meeting of Stockholders This proxy statement (“Proxy Statement”) and form of proxy are provided to you by our Board of Directors (the “Board”) for use at our 2026 Annual Meeting of Stockholders (the “Annual Meeting”). The Annual Meeting will be held on June 18, 2026 at 2:00 p.m. Pacific Time, via live audio at www.virtualshareholdermeeting.com/PD2026. Stockholders of record as of April 20, 2026 (the “Record Date”) are invited to attend the Annual Meeting and to vote on the proposals in this Proxy Statement. A Notice of Internet Availability of Proxy Materials (the “Notice”) is first being mailed on or about May 4, 2026 to all stockholders entitled to vote at the Annual Meeting. The Notice contains instructions on how to access this Proxy Statement and our Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended January 31, 2026 (the “Annual Report”). Meeting Details DATE AND TIME Thursday, June 18, 2026 at 2:00 p.m. Pacific Time PLACE www.virtualshareholdermeeting.com/ PD2026 RECORD DATE April 20, 2026 (the “Record Date”) Items of Business 1 To elect the Board of Directors’ nominees, Donald J. Carty, Sarah Franklin, William Losch, and Jennifer Tejada, as Class I directors to hold office until the 2029 Annual Meeting of Stockholders. 2 To ratify the selection of PricewaterhouseCoopers LLP by the Audit Committee of the Board of Directors as the independent registered public accounting firm of the Company for its fiscal year ending January 31, 2027. 3 To conduct an advisory, non-binding vote to approve the compensation of our named executive officers. 4 To conduct any other business properly brought before the meeting. YOUR VOTE IS IMPORTANT. Whether or not you attend the Annual Meeting, we urge you to vote via the Internet, telephone, or mail as soon as possible. The proxy card includes additional instructions for each of these voting options. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting. This Proxy Statement explains proxy voting and the matters to be voted on in more detail. Availability of Proxy Materials. Our proxy materials, including the Proxy Statement and Annual Report to Stockholders, are being made available on or about May 4, 2026 at www.proxyvote.com and at https://investor.pagerduty.com in the “Financials” section under “SEC Filings.” We are providing access to our proxy materials over the Internet under the rules adopted by the U.S. Securities and Exchange Commission. A complete list of record stockholders will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days before the meeting. If you would like to view the list, please email us at corpgov@pagerduty.com. Your vote is important. To vote your shares, please follow the instructions in the Notice of Internet Availability of Proxy Materials, which is being mailed to you on or about May 4, 2026. By Order of the Board of Directors, Christopher Ferro Secretary San Francisco, California May 4, 2026

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE 1 BOARD PROFILE 2 NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2029 ANNUAL MEETING 3 DIRECTORS CONTINUING IN OFFICE UNTIL THE 2027 ANNUAL MEETING 5 DIRECTORS CONTINUING IN OFFICE UNTIL THE 2028 ANNUAL MEETING 6 DIRECTOR INDEPENDENCE 8 BOARD LEADERSHIP STRUCTURE 8 ROLE OF THE BOARD IN RISK OVERSIGHT 8 MEETINGS OF THE BOARD 8 COMMITTEES OF THE BOARD 9 COMMUNICATIONS WITH OUR BOARD OF DIRECTORS 13 CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS 13 BOARD EVALUATIONS 14 DIRECTOR COMPENSATION 14 PROPOSAL 1 - ELECTION OF DIRECTORS 16 NOMINEES 16 VOTE REQUIRED 16 PROPOSAL 2 - RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 17 FEES PAID TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 17 PRE-APPROVAL POLICIES AND PROCEDURES 18 VOTE REQUIRED 18 AUDIT COMMITTEE REPORT 19 PROPOSAL 3 - ADVISORY, NON-BINDING VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS 20 VOTE REQUIRED 20 EXECUTIVE OFFICERS 21 COMPENSATION DISCUSSION & ANALYSIS 22 INTRODUCTION 22 EXECUTIVE SUMMARY 22 COMPENSATION-SETTING PROCESS 26 FISCAL 2026 PAY DECISIONS 29 TAX AND ACCOUNTING CONSIDERATIONS 39 COMPENSATION COMMITTEE REPORT 40 Table of Contents

EXECUTIVE COMPENSATION 41 SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2026 41 GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2026 42 OUTSTANDING EQUITY AWARDS AS OF JANUARY 31, 2026 43 STOCK OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2026 44 EMPLOYMENT AGREEMENTS WITH OUR NAMED EXECUTIVE OFFICERS 44 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL 45 PENSION BENEFITS 47 NON-QUALIFIED DEFERRED COMPENSATION 48 EMPLOYEE BENEFIT AND STOCK PLANS 48 EQUITY COMPENSATION PLAN INFORMATION 51 ADDITIONAL COMPENSATION MATTERS 52 CEO REPORTED VS. REALIZABLE PAY 52 CEO PAY RATIO 52 PAY VERSUS PERFORMANCE 54 FINANCIAL PERFORMANCE MEASURES 56 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 60 DELINQUENT SECTION 16(a) REPORTS 61 TRANSACTIONS WITH RELATED PERSONS AND INDEMNIFICATION 62 RELATED PERSON TRANSACTIONS POLICY AND PROCEDURES 62 CERTAIN RELATED PERSON TRANSACTIONS 63 HOUSEHOLDING OF PROXY MATERIALS 64 QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING 65 OTHER MATTERS 71

Board of Directors and Corporate Governance

Our business is overseen by our Board, which currently has ten members. Nine of our directors are independent according to the requirements of the New York Stock Exchange ("NYSE"). Our Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

There are four directors in the class whose term of office expires in 2026. Each of the nominees listed below is currently a director of the Company. If elected at the Annual Meeting, each of these nominees would serve until the 2029 annual meeting and until his or her successor has been duly elected and qualified, or, if sooner, until the director's death, resignation or removal.

Mr. Aronson was first identified as a prospective director candidate by a third-party consultant.

Mr. Carty was first identified as a prospective director candidate by our former stockholder Scalar Gauge Fund, LP and certain of its affiliates (together, "Scalar Gauge") and was appointed to our Board in accordance with our cooperation agreement with Scalar Gauge.

Ms. Franklin was first identified as a prospective director candidate by a third-party consultant.

The Company encourages directors and director nominees to attend the Annual Meeting, and all of the then-current members of our Board attended the 2025 Annual Meeting of Stockholders.

The following table shows, as of April 30, 2026, certain information about our directors who we expect to continue in office after the Annual Meeting, including the four nominees for election at the Annual Meeting:

Name	Age	Director Since	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Class I Directors: Nominees for Election at the Current Annual Meeting						
Jennifer Tejada	55	July 2016				
Sarah Franklin	50	December 2024	X	X		
William Losch	64	August 2022	X	Chair		
Donald Carty	79	April 2025	X	X		
Class II Directors: Continuing in Office until the 2027 Annual Meeting						
Teresa Carlson	63	March 2024	X	X		X
Rathi Murthy	60	March 2019	X		X	
Scott Aronson	55	February 2026	X	X		
Class III Directors: Continuing in Office until the 2028 Annual Meeting						
Elena Gomez	56	October 2018	X	X		
Zachary Nelson	64	June 2018	X		Chair	X
Bonita Stewart	68	January 2021	X		X	Chair

PagerDuty **1** 2026 Proxy Statement

Below is a summary of the primary experience, qualifications and skills that our director nominees and continuing directors bring to the Board:

Experience	Description	Number of Directors with the Experience
Public Company CEO	Directors who have served as public company CEOs are important to us because they have the experience and perspective to analyze, shape, and oversee the execution of important operational and policy issues	■■■□□□□□□□
Global Experience	Global experience can provide valuable business and cultural perspectives regarding many important aspects of our business as we are a global organization with sales and other offices around the world	■■■■■■■■■■
Technology, Product, and Cybersecurity	Directors with insight in technology infrastructure, business products, and cybersecurity risks are particularly important to us given our focus on product innovation and expanding our service offerings	■■■■■■■■■■
Sales and Marketing	Experience building global sales, marketing, and brand-building in new markets and opportunities for innovation and disruption are important to us to grow our revenue	■■■■■■■■□□
Finance	Directors with significant expertise in corporate finance, financial accounting, financial strategy, and financial reporting are valuable to us in order to promote effective capital allocation, robust controls, and oversight	■■■■■■■□□□
Corporate Development, Strategy, and M&A	Experience in business development, corporate strategy, and mergers and acquisitions that includes skills in assessing and analyzing proposed acquisitions along with the Company's strategy and long-term corporate development are important to us as we seek inorganic growth	■■■■■■■■■■
Human Capital & Talent Management	Expertise in the implementation of a successful framework for workforce acquisition, management, and optimization, and aligning company culture that results in the attraction, development and retention of top candidates with a range of skills and backgrounds are important to us because our corporate culture is critical component of our success	■■■■■■■■■■
Scaling a SaaS Company	Directors with experience growing successful SaaS companies, reaching scale and maturity are important to us as we scale to become a $1B revenue company	■■■■■■■■□□
Governance, Risk, Regulatory, and Compliance	Experience in public company corporate governance, enterprise risk, privacy, compliance, regulatory, public policy, and creating long term sustainable value are extremely relevant to PagerDuty's business and important to us in order to protect stockholder value, while balancing other constituencies' interests	■■■■■■■■□□
Emerging Technologies and Artificial Intelligence (AI)	Experience in identifying strategic opportunities and overseeing risks related to innovation and emerging technologies, including artificial intelligence, are important to us as we continue to explore new opportunities and technologies in helping organizations drive operational transformation	■■■■■□□□□□

Board Profile

INDEPENDENCE

90% Independent


1
9
Independent
Non-Independent

GENDER

60% Female


4
6
Female
Male

TENURE

Average Tenure: 4.5 Years


4
6
<5 Years
5-10 Years

PagerDuty 2 2026 Proxy Statement

Jennifer Tejada AGE: 55 DIRECTOR SINCE: 2016 Ms. Tejada has served as our Chairperson and Chief Executive Officer and as a member of our Board since July 2016. From July 2013 to July 2015, Ms. Tejada served as President and Chief Executive Officer at Keynote Systems, Inc., a software company specializing in digital performance analytics and web and mobile testing. Ms. Tejada has been serving on the board of directors of The Estée Lauder Companies Inc. (NYSE:EL), a multinational manufacturer and marketer of prestige beauty products, and she previously served on the board of directors of UiPath, Inc. (NYSE:PATH), global software company that develops a platform for robotic process automation and agentic AI, from September 2020 until April 2023. Beginning in July 2013, Ms. Tejada was the CEO of Keynote Systems where she led the company to strong profitable growth before its acquisition by Dynatrace in 2015. Before Keynote, Ms. Tejada was Executive Vice President and Chief Strategy Officer at the enterprise software company Mincom leading its global strategy up to its acquisition in late 2011 by ABB. She has also held senior positions at Procter & Gamble and i2 Technologies (acquired by JDA Software). Ms. Tejada holds a B.A. in Business Management and Organizational Behavior from the University of Michigan. Ms. Tejada was selected to serve on our Board because of the experience and perspective she provides as our Chief Executive Officer, as well as her broad executive experience successfully leading, scaling, and optimizing global technology companies. Donald Carty AGE: 79 DIRECTOR SINCE: 2025 Mr. Carty has served on our Board since April 2025. He is currently the Chairman of Porter Aviation Holdings, Inc., a role he has held since November 2005. Mr. Carty served as the Chairman and Chief Executive Officer of American Airlines Group, Inc. (NASDAQ: AAL) from 1998 to 2003 and as Vice Chairman and Chief Financial Officer of Dell, Inc. (NYSE:DELL) from 2008 to 2009 and as a member of the board of directors at Dell from 1992 to 2013. Mr. Carty was the Director and Chair of the Audit Committee at Canadian National Railway Company (NYSE: CNI) from 2011 to 2021; a Director at Hawaiian Airlines, Inc. (NASDAQ: HA) from 2004 to 2007, from 2008 to 2011 and from 2016 to 2022; and a Director of Vmware, Inc. (NYSE: VMW) from 2015 to 2022. He holds a B.A from Queens University (Canada) and a M.B.A. from Harvard Business School. Mr. Carty was selected to serve on our Board because of his multiple leadership roles including his time as the Chairman & Chief Executive Officer of American Airlines Group, Inc. and Vice Chairman and Chief Financial Officer of Dell, Inc., and his experience as a member of a public company board of directors. The following is a brief biography of each nominee and each director whose term will continue after the Annual Meeting. Nominees for Election for a Three-Year Term Expiring at the 2029 Annual Meeting PagerDuty 3 2026 Proxy Statement

Sarah Franklin AGE: 50 DIRECTOR SINCE: 2024 Ms. Franklin has served on our Board since December 2024. Since January 2024, Ms. Franklin has served as the Chief Executive Officer of Degree, Inc., doing business as Lattice, an AI people management company. She brings 25 years of experience leading and scaling companies in tech and has a unique blend of technical knowledge, business acumen, and marketing expertise. From October 2008 until January 2024, Ms. Franklin served in various executive leadership roles at Salesforce, Inc., a cloud-based software company, including President & Chief Marketing Officer, EVP Platform, and GM Trailhead. Before Salesforce, she worked at a variety of companies ranging from scaled businesses to scrappy startups. During her career, Ms. Franklin has been awarded many accolades, including Forbes’ Most Influential CMO, “CMO to Watch” by Business Insider, and recipient of the Brand Genius Award from Adweek. Ms. Franklin holds a dual degree in chemical engineering and biochemistry from Virginia Tech. Ms. Franklin was selected to serve on our Board because she brings a blend of technical knowledge, business acumen, and marketing expertise in emerging technologies and trends as well as knows how to scale a SaaS company. William Losch AGE: 64 DIRECTOR SINCE: 2022 Mr. Losch has served on our Board since August 2022. He has been an advisor to Okta, Inc., an identity management platform for enterprises, since his retirement as Chief Financial Officer of Okta in March 2021. From June 2013 until his retirement in March 2021, he served as Chief Financial Officer of Okta, and from June 2007 to June 2013, he served as Chief Financial Officer at MobiTV, Inc., a technology platform provider of multiscreen video delivery services. From October 2004 to May 2007, he served as the Chief Accounting Officer at DreamWorks Animation, SKG, Inc., an animation company. From March 1998 to July 2003, he served in various finance positions, most recently as Vice President of Finance and Chief Accounting Officer, at Yahoo! Inc., an internet company. Mr. Losch currently serves on the board of directors of Druva, Inc., a privately-owned cloud data protection and management as a service company. Mr. Losch holds a B.A. in Economics from the University of California, Los Angeles. Mr. Losch was selected to serve on our Board because of his more than three decades of successful experience providing financial and operational leadership for high-performing SaaS companies. PagerDuty 4 2026 Proxy Statement

Directors Continuing in Office Until the 2027 Annual Meeting Scott Aronson AGE: 55 DIRECTOR SINCE: 2026 Mr. Aronson has served on our Board since February 2026. Since November 2024, Mr. Aronson has served as an Operating Partner at Stripes, a private equity and venture fund, focusing on enterprise companies. Prior to joining Stripes, Mr. Aronson was the COO of Cloudera, a data and artificial intelligence platform company, from September 2018 to July 2022. He previously held C-level leadership positions at Medallia, a customer and employee experience management company, from November 2016 to September 2018, and prior to that at Pivotal Software, a cloud platform hosting and consulting services company. Earlier in his career, Mr. Aronson worked at Nortel and Inktomi before being one of the early go-to-market leaders at VMware during a significant growth period between 2003 and 2013. During his tenure at VMware, he held various roles, including Senior Vice President of Global Accounts, leading Global Accounts revenue from $0 to $250M and driving Channel/Alliance expansion to $2.5B. Mr. Aronson received a B.S. in Business Administration from the College of Charleston. Mr. Aronson was selected to serve on our Board because he brings over 30 years of experience in the enterprise technology industry and has built world-class, cohesive leadership teams across various disciplines. Teresa Carlson AGE: 63 DIRECTOR SINCE: 2024 Ms. Carlson has served on our Board since March 2024. Since October 2023, Ms. Carlson has served as the Chief Executive Officer of General Catalyst Institute. From January to September 2023, Ms. Carlson served as the President and Chief Commercial Officer of Flexport, a supply chain logistics solutions provider. Prior to that, Ms. Carlson served as Corporate Vice President and Executive-in-Residence at Microsoft Corporation, a global technology company, from May to December 2022. From April 2021 to March 2022, Ms. Carlson served as the President and Chief Growth Officer at Splunk, a big data platform provider. Prior to that, Ms. Carlson was a Vice President at Amazon Web Services, a subsidiary of Amazon from December 2010 through April 2021, where she founded and built the Worldwide Public Sector business along with the Aerospace and Satellite business unit and then picked up the other regulated industries from 2019 through 2021. Since August 2023, Ms. Carlson has served on the board of directors of Optimus Healthcare Services, Inc,, a company focused on creating a network of innovative healthcare companies. Ms. Carlson also served on the board of directors of KnightSwan Acquisition Corporation, a special purpose acquisition company, from December 2021 to December 2023. Ms. Carlson received a M.S., and B.S. from Western Kentucky University. Ms. Carlson was selected to serve on our Board because of her extensive leadership experience and her expertise in driving digital transformation in global governments and regulated industries for the technology sector. PagerDuty 5 2026 Proxy Statement

Rathi Murthy AGE: 60 DIRECTOR SINCE: 2019 Ms. Murthy has served on our Board since March 2019. Since March 2025, she has served as Chief Technology Officer of Varo Bank, the first all-digital nationally chartered U.S. bank. Prior to joining Varo Bank, Ms. Murthy served as the President and Chief Technology Officer of Expedia Group, a travel technology company, from June 2021 to May 2024, where she led a major transformation of the company’s travel platform, driving innovation and improving the customer experience. She also served as the Chief Technology Officer of Verizon Media, a division of Verizon Communications, Inc., a telecommunications company, from January 2020 until May 2021, and as Chief Technology Officer at Gap Inc., a clothing and accessories retailer, from March 2016 to January 2020, where she oversaw global technology strategy and led large-scale digital transformation initiatives. Prior to that, Ms. Murthy served in various senior leadership positions at American Express Company, a multinational financial services company, including Senior Vice President and Chief Information Officer of Enterprise Growth from January 2015 to March 2016 and Vice President, Technology from September 2012 to January 2015, where she helped build scalable platforms to support new growth and digital capabilities. Ms. Murthy holds a B.S. in Electrical Engineering from Bangalore University and an M.S. in Computer Engineering from Santa Clara University. In addition to her corporate leadership roles, Ms. Murthy also serves as an advisor to the University of San Francisco’s Board of Trustees Committee on Information Technology Strategy and is on the Board of Sri Sri University. Ms. Murthy was selected to serve on our Board because of her deep expertise in AI, engineering and enterprise technology, her proven track record in building products and platforms at scale, and her executive leadership across global public companies. Directors Continuing in Office Until the 2028 Annual Meeting Elena Gomez AGE: 56 DIRECTOR SINCE: 2018 Ms. Gomez has served on our Board since October 2018. Ms. Gomez has served as the Chief Financial Officer of Toast, Inc., a cloud-based restaurant software company since May 2021. From May 2016 until May 2021, Ms. Gomez served as Chief Financial Officer at Zendesk, Inc., a global company that builds software for customer service and engagement. Prior to Zendesk, Ms. Gomez served in several senior finance roles at Salesforce, Inc and earlier in her career, she held finance roles at Visa Inc. and The Charles Schwab Corporation. Ms. Gomez Is Chair of the board for the Haas Business School at Berkeley. She also serves on the non-profit boards of Ladies Who Launch and the Boys and Girls Club of San Francisco. Ms. Gomez holds a B.S. in Business Administration from the Haas School of Business at the University of California, Berkeley. Ms. Gomez was selected to serve on our Board because of her financial expertise as well as her extensive experience working in the technology sector and senior leadership experience at technology companies and public companies. PagerDuty 6 2026 Proxy Statement

Zachary Nelson AGE: 64 DIRECTOR SINCE: 2018 Mr. Nelson has served on our Board since June 2018. Since December 2021, he has served as Chief Executive Officer of ZE Investments, a private investment company. From July 2002 to June 2017, Mr. Nelson served as the Chief Executive Officer at NetSuite Inc., a business management software company that was acquired by Oracle Corporation, a computer technology company, in November 2016. Mr. Nelson served on the board of directors as well as the audit committee of Freshworks, Inc. (NASDAQ:FRSH), a software solutions company, from August of 2021 until January 2026. Mr. Nelson holds a B.S. in Biological Sciences and an M.A. in Anthropology from Stanford University. Mr. Nelson was selected to serve on our Board because of his experience building and scaling high-velocity cloud software companies and senior leadership experience at technology companies. Bonita Stewart AGE: 68 DIRECTOR SINCE: 2021 Ms. Stewart has served on our board of directors since January 2021. She is a member of the Steering Committee of the BAG Collective, which launched in 2021, and founder and managing partner for BAG Ventures, a venture fund focused on investing in enterprise AI solutions. Prior to launching BAG Ventures she served as a Board Partner at Gradient Ventures where she advised early-stage artificial intelligence companies on their business development strategies and board practices. Ms. Stewart joined Google, a subsidiary of Alphabet Inc., in July 2006 where she served as Vice President, Global Partnerships from January 2016 to March 2021, and Vice President from May 2021 to March 2024, overseeing relationships with the largest US publishers across search, news, media/ entertainment, commerce, and mobile apps. Prior to joining Google in 2006, she led Chrysler Group Interactive Communications for DaimlerChrysler AG, Dodge Passenger Cars and Minivans brand management and Chrysler Brand Advertising. Currently, she serves on the Deckers Brands (NYSE:DECK) board and the Dance Theatre of Harlem. Ms. Stewart graduated magna cum laude with a Bachelor of Arts from Howard University and an MBA from Harvard Business School. Ms. Stewart was selected to serve on our Board because of her extensive experience leading multi-billion dollar operations, accelerating digital technology adoption and driving business transformation for major corporations in the IT, automotive and technology fields. PagerDuty 7 2026 Proxy Statement

Director Independence Our common stock is listed on the NYSE. NYSE rules require that a majority of our directors are independent. NYSE rules also generally require that each member of our audit, compensation and nominating and corporate governance committees be independent. Compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management. Audit committee members must also satisfy the independence criteria of Rule 10A-3(b)(1) under the Exchange Act. Our Board has reviewed the independence of our directors, and has determined that all non-employee members of our Board, representing nine of our ten directors, are “independent directors” under current SEC rules and NYSE listing standards, and that each member of our Audit Committee also satisfies the additional independence criteria of Rule 10A-3(b)(1) under the Exchange Act. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with the Company, including the beneficial ownership of our capital stock by each non-employee director, and all other facts and circumstances that our Board deemed relevant. Board Leadership Structure We believe that the structure of our board of directors and its committees provides strong overall management of our Company. Jennifer Tejada, our Chief Executive Officer, serves as Chair of our Board and presides over meetings of our Board and carrying out other customary duties of a board chair. Ms. Tejada brings valuable insight to our Board through the perspective and experience she brings as Chief Executive Officer and more than a decade of public company director experience. Zachary Nelson serves as our Presiding Director, chairing periodic meetings of our independent directors, serving as a liaison between the Chair of the Board and the independent directors, and performing other duties requested by our Board. Role of the Board in Risk Oversight One of the Board’s key functions is informed oversight of the Company’s risk management process. Those risks include, among others, strategic, financial, business and operational, cybersecurity, legal compliance, and reputational risks. The Board believes that its current structure provides effective risk oversight. Although the Board does not have a standing risk management committee, it oversees risk management directly through the Audit Committee, the Board as a whole, and through its other standing committees that address relevant risks inherent in their respective areas of oversight. The Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also plays a role in overseeing risks from cybersecurity threats, and periodically reviews with Company management significant cybersecurity threats and risks, as well as the processes the Company has implemented to address them. The Audit Committee also oversees compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. The Nominating and Corporate Governance Committee (the “Nominating Committee”) oversees risks related to our overall corporate governance, including Board and committee composition, Board size and structure and director independence, and succession planning. The Compensation Committee assesses whether any of our compensation practices may encourage excessive risk-taking. Both the Board as a whole and its standing committees receive periodic reports from executive management, and incidental reports as matters arise. It is the responsibility of each committee chair to report findings of any material risk exposures to the Board as appropriate. Meetings of the Board Our Board is responsible for the oversight of Company management and the strategy of the Company and for establishing corporate policies. Our Board and its committees meet throughout the year on a regular schedule, and also hold special meetings and act by written consent from time to time. The Board met twelve times during the last fiscal year. All Board members attended at least 75% of all meetings of the Board and of the committees on which he or she served, held during the portion of the last fiscal year for which he or she was a director or committee member. We encourage our directors and director nominees to attend our annual meeting of stockholders, and all of the then-current members of our Board attended the 2025 Annual Meeting of Stockholders. PagerDuty 8 2026 Proxy Statement

Committees of the Board

Our Board has established an Audit Committee, a Compensation Committee and a Nominating Committee. Our Board may establish other committees from time to time to facilitate the management of our business. The composition and responsibilities of each of the committees as of April 30, 2026 is described below. Members serve on these committees until their resignation or until otherwise determined by the Board.

Each committee operates under a written charter that satisfies applicable SEC rules and NYSE listing standards. Copies of each charter are posted on our website at https://investor.pagerduty.com/governance/governance-documents. The inclusion of our website address in this Proxy Statement does not include or incorporate by reference the information on our website into this Proxy Statement.

Name of Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Jennifer Tejada			
Scott Aronson[(1)]	Member		
Teresa Carlson	Member		Member
Donald Carty	Member		
Sarah Franklin	Member		
Elena Gomez	Member		
William Losch	Chair		
Rathi Murthy		Member	
Zachary Nelson		Chair	Member
Bonita Stewart		Member	Chair
Total Number of Meetings in Fiscal Year 2026	5	6	5

(1) Mr. Aronson was appointed to the Board and Audit Committee on February 9, 2026.

PagerDuty 9 2026 Proxy Statement

Audit Committee MEMBERS: WILLIAM LOSCH (CHAIR) SCOTT ARONSON TERESA CARLSON DONALD CARTY SARAH FRANKLIN ELENA GOMEZ The Audit Committee oversees the Company’s accounting and financial reporting processes and audits of our financial statements. Our Audit Committee is responsible for, among other things: • overseeing our accounting and financial reporting processes, internal controls, financial statement audits, and the integrity of our financial statements; • managing the selection, engagement terms, fees, independence, and performance of our independent registered public accounting firm to audit our financial statements; • reviewing the scope and results of the audit with our independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results; • overseeing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters; • overseeing our risk identification, assessment and management practices, processes and policies in all areas of our business, including financial, accounting, tax, privacy, AI, cybersecurity, and information technology matters; • overseeing compliance with our Code of Business Conduct and Ethics; • reviewing and approving related-party transactions; • obtaining and reviewing a report by the independent registered public accounting firms, at least annually, that describes the firm’s internal quality- control procedures, any material issues with such procedures, and any steps taken to address such issues when required by applicable law; and • approving or pre-approving audit services and fees and non-audit services and fees of our independent registered public accounting firm. Each member of our Audit Committee meets the requirements for independence under NYSE listing standards and the SEC rules. Each member of our Audit Committee also meets the financial literacy requirements of the listing standards of the NYSE. In addition, our Board has determined that each of Mr. Losch, Mr. Aronson, Mr. Carty, and Ms. Gomez is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”). PagerDuty 10 2026 Proxy Statement

Compensation Committee MEMBERS: ZACHARY NELSON (CHAIR) RATHI MURTHY BONITA STEWART Our Compensation Committee is responsible for, among other things: • reviewing and approving, or recommending that our Board approve, the compensation of our executive officers and other senior management; • reviewing and recommending to our Board the compensation of our non- employee directors; • administering our equity award plans and other compensation plans; • evaluating and adopting compensation plans and evaluating and recommending to our Board the approval, modification, or termination of our existing plans; and • reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation strategy. Each member of our Compensation Committee meets the requirements for independence under NYSE listing standards and SEC rules. Each member of the compensation committee is also a non-employee director, as defined by Rule 16b-3 under the Exchange Act. COMPENSATION COMMITTEE PROCESSES The Compensation Committee meets quarterly, and more often if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with Company management and with Compensia, Inc. (“Compensia”). The Compensation Committee meets regularly in executive session, and at times it may invite members of management, other employees, and other outside advisors to advise the Compensation Committee or otherwise participate in Compensation Committee meetings. The Chief Executive Officer does not attend any deliberations or determinations of the Compensation Committee regarding her compensation or individual performance objectives. The charter of the Compensation Committee grants it full access to all books, records, facilities and personnel of the Company. The charter also gives the Compensation Committee authority to receive, at the Company’s expense, advice from compensation consultants, and internal and external legal, accounting or other advisors, and other external resources. Under the charter, before the Compensation Committee engages external advisors (other than in-house legal counsel and certain other types of advisors), it must consider six factors prescribed by the SEC and the NYSE that bear on an advisor’s independence; however, there is no requirement that any advisor be independent. During the past fiscal year, the Compensation Committee engaged Compensia as its compensation consultant. The Compensation Committee requested that Compensia assist in designing executive compensation and non-employee director compensation, and conduct comparative analysis of our compensation relative to comparable companies. Compensia representatives meet regularly with our Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present. Compensia works directly with our Compensation Committee (and not on behalf of management) to assist our Compensation Committee in satisfying its responsibilities and will undertake no projects for management without our Compensation Committee’s approval. No work performed by Compensia during fiscal year 2026 raised a conflict of interest. Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees as appropriate. In fiscal year 2026, the Compensation Committee delegated authority to the Chief Executive Officer to grant, without any further action required by the Compensation Committee, equity awards to employees and consultants. This delegation is subject to specific limits approved by the Compensation Committee, and does not include equity grants to Company officers or directors, nor to direct reports to the Chief Executive Officer. This delegation provides flexibility of equity award administration and facilitates the timely grant of equity awards to non-executive employees, particularly new employees. Under this delegation of authority, the Chief Executive Officer may make awards in an individual amount of up to 100,000 restricted stock units (“RSUs”) or stock options to purchase up to 200,000 shares or a combination of 150,000 RSUs and stock options, subject to an aggregate value limit of $2 million, to eligible employees per fiscal year. As part of its oversight function, PagerDuty 11 2026 Proxy Statement

Nominating and Corporate Governance Committee MEMBERS: BONITA STEWART (CHAIR) TERESA CARLSON ZACHARY NELSON Our Nominating Committee is responsible for, among other things: • identifying and evaluating candidates for our Board, including the nomination of incumbent directors for re-election and nominees recommended by stockholders; • reviewing the performance of our Board, Board committees, and management; • considering and making director compensation recommendations to our Board; • adopting plans for the continuing education of directors and orientation of new directors; • reviewing our environmental, social and governance activities and programs and related public disclosures; • developing and making recommendations to our Board regarding corporate governance guidelines and matters; and • reviewing succession plans for our executive officers and making recommendations to our Board regarding selection of appropriate individuals to succeed to these positions. Each member of our Nominating Committee meets the requirements for independence under NYSE listing standards. EVALUATING DIRECTOR NOMINEES In identifying and evaluating director candidates, including the current directors eligible for re-election, our Nominating Committee considers the size and composition of our Board and the needs of our Board and its committees. Some of the qualifications that our Nominating Committee considers include, without limitation, experience relevant to us and our Board, accomplishments, credentials, independence, area of expertise, and the highest ethical and moral standards. Although our Board does not maintain a specific policy with respect to board diversity, the Nominating Committee seeks a broad range of backgrounds and experiences to provide an effective mix of viewpoints and knowledge. the Compensation Committee typically reviews the list of grants made by the Chief Executive Officer at each regularly scheduled meeting. The Compensation Committee also reviews individual compensation, such as compensation for new executive hires, and more strategic issues like the Company’s overall compensation strategy. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of her performance is conducted by the Compensation Committee, which determines any adjustments to her compensation and awards to be granted. For all executives, the Compensation Committee may review and consider other materials such as financial reports and projections, operational data, tax and accounting information, total compensation, stock ownership information, Company stock performance data, analyses of historical executive compensation levels and current Company- wide compensation levels, and recommendations of the Compensation Committee’s compensation consultant, including comparative analyses of compensation paid by comparative companies. COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION Our Compensation Committee is currently comprised of Mr. Nelson, Ms. Stewart, and Ms. Murthy, none of whom is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, on the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. PagerDuty 12 2026 Proxy Statement

After completing its review and evaluation of director candidates, our Nominating Committee recommends to our full Board the director nominees for selection. STOCKHOLDER RECOMMENDATIONS FOR NOMINATIONS TO THE BOARD OF DIRECTORS Our Nominating Committee will consider candidates for director recommended by our stockholders who are stockholders of record at the time of the submission of the director recommendation and on the record date for the determination of stockholders entitled to vote at the annual meeting, so long as such recommendations comply with our amended and restated certificate of incorporation, our amended and restated bylaws, and applicable laws, rules and regulations. The Nominating Committee will evaluate those recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, and the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with a range of different backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Stockholders who wish to recommend candidates to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating Committee at the following address: c/o PagerDuty, Inc., 600 Townsend St., Suite 200, San Francisco, CA 94103, Attn: Secretary, during the window between the close of business on the 120th day before and the close of business on the 90th day before the first anniversary of the preceding year’s annual meeting. Submissions must include the full name and address of the stockholder on whose behalf the submission is made, the number of shares owned beneficially by such stockholder as of the date of the submission, the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and any additional information required by our amended and restated bylaws. Our Nominating Committee has discretion to decide which individuals to recommend for nomination as directors. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Communications with our Board of Directors Stockholders or interested parties who wish to communicate with our Board or with an individual director may do so by mail to our Board or the individual director, care of our Secretary at 600 Townsend St., Suite 200, San Francisco, CA 94103. The communication should indicate that it contains a stockholder or interested party communication. Our Secretary or his/her designee, in consultation with appropriate directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the director or directors to whom the communications are addressed or, if none are specified, to the Chair of our Board. Corporate Governance Guidelines and Code of Business Conduct and Ethics Our Board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our investor relations webpage at https://investor.pagerduty.com/governance/governance-documents. We intend to post any amendments to our Code of Business Conduct and Ethics, and any waivers of our Code of Business Conduct and Ethics for directors and executive officers, on the same website or in a Current Report on Form 8-K filed with the SEC. The inclusion of our website address in this Proxy Statement does not include or incorporate by reference into this Proxy Statement the information on or accessible through our website. PagerDuty 13 2026 Proxy Statement

Board Evaluations

For fiscal year 2026, we engaged an outside advisor to conduct a comprehensive Board evaluation to assess the effectiveness of our Board, committees and members. The process was facilitated by an independent third party to preserve integrity and anonymity of the Board members. The evaluation process facilitator solicited feedback from Board members individually to obtain and compile responses to the evaluation, which included feedback from Board members on other Board members, for review by the Board and senior executives of the Company.

Our Board, Nominating and Corporate Governance Committee, and certain senior executives of the Company then reviewed and discussed the evaluation results and any actions to be taken as a result of the discussion. The results were used to inform Board and committee composition and refreshment, including the expansion and refinement of the attributes and criteria for Board membership and to address the evolving needs of the Company.

Director Compensation

The following table shows the compensation we paid our directors during the fiscal year ended January 31, 2026, other than Jennifer Tejada, our Chief Executive Officer, who is also a member of our Board but did not receive any additional compensation for service as a director. The compensation of Ms. Tejada as a named executive officer is set forth below under "Executive Compensation—Summary Compensation Table for Fiscal Year 2026." The table below includes compensation paid to Mr. Solomon, who was an employee of the Company until July 2, 2024 and was a director until December 30, 2025. Mr. Aronson was appointed to the Board on February 9, 2026; as such, he was not a director during the fiscal year ended January 31, 2026 and is not included in the following table.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Stock Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Teresa Carlson	50,000	—	184,998	—	234,998
Donald Carty(3)	34,397	—	449,993	—	484,390
Sarah Franklin	45,000	—	184,998	—	229,998
Elena Gomez	45,000	—	184,998	—	229,998
William Losch	55,000	—	184,998	—	239,998
Rathi Murthy	42,500	—	184,998	—	227,498
Zachary Nelson	55,000	—	184,998	—	239,998
Alex Solomon(4)	31,932	—	184,998	—	216,930
Bonita Stewart	52,500	—	184,998	—	237,498

(1) The amounts disclosed represent the aggregate grant date fair value of the stock awards granted under our 2019 Equity Incentive Plan (the "2019 Equity Plan"), computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ASC Topic 718 ("ASC Topic 718"). Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock awards reported in this column are set forth in the notes to our audited consolidated financial statements included in our Form 10-K. These amounts do not reflect the actual economic value that may be realized by the director. For additional information, refer to Note 11 to our audited consolidated financial statements included in our Form 10-K for the fiscal year ended January 31, 2026.

(2) As of January 31, 2026, our non-employee directors held outstanding stock options to purchase shares of common stock and outstanding RSUs. Ms. Gomez and Ms. Murthy held 161,140 and 103,881 outstanding stock options, respectively. Ms. Carlson held 25,242 outstanding RSUs. Mr. Carty held 28,662 outstanding RSUs. Ms. Franklin held 26,331 outstanding RSUs. Ms. Gomez, Mr. Losch, Ms. Murthy, Mr. Nelson, and Ms. Stewart each held 12,416 outstanding RSUs.

(3) Mr. Carty was appointed as a director on April 28, 2025.

(4) Mr. Solomon resigned as a director effective December 30, 2025.

PagerDuty 14 2026 Proxy Statement

• $35,000 annual cash retainer for service as a Board member and an additional annual cash retainer of $15,000 for service as lead independent director of our Board, if any; • $20,000 annual cash retainer for service as chair of the Audit Committee and $10,000 per year for service as a member of the Audit Committee; • $15,000 annual cash retainer for service as chair of the Compensation Committee and $7,500 per year for service as a member of the Compensation Committee; and • $10,000 annual cash retainer for service as chair of the Nominating Committee and $5,000 per year for service as a member of the Nominating Committee. The annual cash compensation amounts are payable in equal quarterly installments, in arrears following the end of each quarter in which the service occurred, pro-rated for any partial quarters. Director Compensation Limits Director compensation limits are in place that may not be increased without stockholder approval. Under the terms of the 2019 Equity Plan, the maximum number of shares of common stock subject to awards granted and cash fees paid by us during any one calendar year to any non-employee director for service on our Board will not exceed $750,000 in total value (calculating the value of the awards based on the grant date fair value for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our Board, $1,000,000. Expenses We will reimburse each eligible non-employee director for ordinary, necessary and reasonable out-of-pocket travel expenses to cover in-person attendance at and participation in meetings of our Board and any committee of the Board. Non-Employee Director Compensation Policy Pursuant to our non-employee director compensation policy effective March 12, 2024, our non-employee directors receive the compensation described below. Equity Compensation Any person who is elected or appointed as a non-employee director for the first time will receive an initial award of RSUs having a value of $450,000 on the date of grant (the “Initial Grant”). The Initial Grant will vest in three equal annual installments on the anniversary date on which the non-employee director was appointed to our Board, subject to the director’s continuous service to us through each such date. On the date of each annual meeting of stockholders, each non-employee director who will continue as a non- employee director following such meeting will be granted an annual award of RSUs having a fair market value of $185,000 on the date of grant (the “Annual Grant”). The Annual Grant will fully vest on the earlier of the first anniversary of the grant date or immediately before the next annual meeting of stockholders, subject to the director’s continuous service to us through each such date. A non-employee director who is elected for the first time six months or less before the date of our next annual meeting of stockholders will not be eligible to receive such Annual Grant at the first annual meeting of stockholders following his or her appointment or election. Cash Compensation Each non-employee director is also paid cash compensation for services on our Board and its committees as follows: PagerDuty 15 2026 Proxy Statement

n Jennifer Tejada n Donald J. Carty n Sarah Franklin n William Losch Nominees Our Board has nominated Jennifer Tejada, Donald J. Carty, Sarah Franklin, and William Losch for election as Class I directors at the Annual Meeting. If elected, each will serve as Class I directors until the 2029 annual meeting of stockholders or until their successors are elected and qualified, or their earlier death, resignation or removal. Each of the nominees is currently a director of the Company. For more information on the nominees, see the section above titled “Board of Directors and Corporate Governance.” Each of the nominees is a current member of our Board and has consented to serve if elected, and we have no reason to believe that any of the nominees will be unwilling or unable to serve if elected as a director. Unless you direct otherwise through your proxy voting instructions, the persons named as proxies will vote all proxies received “FOR” the election of each nominee. If any nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee chosen by the present Board. In the alternative, the proxies may vote only for the remaining nominee, leaving a vacancy on our Board. Our Board may fill such vacancy at a later date or reduce the size of our Board. Vote Required The election of Class I directors requires a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors to be approved. Accordingly, the four nominees receiving the highest number of “FOR” votes will be elected. Broker non- votes will have no effect on this proposal. THE BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTORS NOMINATED BY OUR BOARD AND NAMED IN THIS PROXY STATEMENT AS CLASS I DIRECTORS TO SERVE FOR A THREE-YEAR TERM. PROPOSAL 1 Election of Directors Our Board currently has ten members, and, in accordance with our certificate of incorporation, is divided into three classes with staggered three-year terms. One class is elected each year at the annual meeting of stockholders for a term of three years. At the Annual Meeting, the Class I directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director’s term continues until the election and qualification of such director’s successor, or such director’s earlier death, resignation or removal. There are four Class I directors in the class whose term of office expires in 2026: PagerDuty 16 2026 Proxy Statement

PROPOSAL 2

Ratification of Selection of Independent Registered Public Accounting Firm

Our Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending January 31, 2027. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since April 2024.

At the Annual Meeting, stockholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2027. Stockholder ratification of the appointment of PricewaterhouseCoopers LLP is not required by our bylaws or other applicable legal requirements. However, our Board is submitting the appointment of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified, such appointment will be reconsidered by our Audit Committee. Even if the appointment is ratified, our Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending January 31, 2027 if our Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified by our stockholders, the Audit Committee may reconsider whether it should appoint another independent registered public accounting firm. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so, and is expected to be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by PricewaterhouseCoopers LLP for fiscal years ended January 31, 2026 and January 31, 2025.

	2026 ($)	**2025 ($)**
Audit Fees[1]	2,425,000	2,398,560
Audit-Related Fees[2]	—	—
Tax Fees[3]	—	—
All Other Fees[4]	73,065	2,000
Total Fees	2,498,065	2,400,560

(1) Consist of aggregate fees for professional services provided in connection with the annual audits of our consolidated financial statements and internal control over financial reporting, the review of our quarterly condensed consolidated financial statements, and fees related to accounting matters that were addressed during the annual audit and quarterly reviews. This category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

(2) Consist of aggregate fees for professional services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees.”

(3) Consist of aggregate fees for tax compliance and consultation services.

(4) Consist of aggregate fees billed for products and services provided by the independent registered public accounting firm other than those disclosed above, which include subscription fees paid for access to online accounting research software applications and data, and license compliance services.

PagerDuty 17 2026 Proxy Statement

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING JANUARY 31, 2027. Pre-Approval Policies and Procedures The Audit Committee has adopted a policy for the pre-approval of audit and non-audit services rendered by the Company’s independent registered public accounting firm. Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. All of the services provided by PricewaterhouseCoopers LLP for the years ended January 31, 2026 and 2025 described above were pre-approved by the Audit Committee. The Audit Committee has determined that PricewaterhouseCoopers LLP may render certain non-audit services to the Company while maintaining their independence. Vote Required The ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the ratification of the appointment of PricewaterhouseCoopers LLP. Abstentions will have the effect of a vote against the proposal. PagerDuty 18 2026 Proxy Statement

• our accounting and financial reporting processes and the audit of our financial statements; • the integrity of our financial statements; • our compliance with legal and regulatory requirements; • risk assessment and management; • our independent registered public accounting firm’s appointment, qualifications, and independence; and • overseeing our independent registered public accounting firm’s fees, and its performance of our annual financial statement audit and other non-audit assignments. The Audit Committee is composed of six non-employee directors. Our Board has determined that each member of the Audit Committee is independent, and that each of Mr. Losch, Mr. Aronson, Mr. Carty, and Ms. Gomez is an “audit committee financial expert” under SEC rules. The Audit Committee informs our Board of financial matters requiring the Board’s attention. The Audit Committee reviews our financial disclosures and meets with our independent registered public accounting firm outside the presence of our management. The Audit Committee reviewed and discussed the audited financial statements in the Form 10-K for the fiscal year ended January 31, 2026 with management and with our independent registered public accountant, PricewaterhouseCoopers LLP, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The Audit Committee reports on these meetings to our Board. The Audit Committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, issued by the Public Company Accounting Oversight Board (the “PCAOB”). The Audit Committee received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP’s communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence. The Audit Committee discussed with PricewaterhouseCoopers LLP its independence from management and the Company, including matters in the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, and considered the compatibility of non-audit services with PricewaterhouseCoopers LLP’s independence. Based on the review described above, the Audit Committee recommended to our Board that our audited consolidated financial statements be included in the Form 10-K for the fiscal year ended January 31, 2026 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for fiscal year 2027. Our Board recommends that stockholders ratify this selection at the Annual Meeting. Respectfully submitted by the members of the Audit Committee of the Board (as of May 4, 2026). William Losch (Chair) Scott Aronson Teresa Carlson Donald Carty Sarah Franklin Elena Gomez Audit Committee Report The information in the following Audit Committee Report should not be deemed to be soliciting material or to be filed with the SEC, nor should it be incorporated by reference into any future SEC filings, except to the extent that PagerDuty, Inc. specifically incorporates it by reference in any filing. The Audit Committee represents our Board in the oversight of: PagerDuty 19 2026 Proxy Statement

RESOLVED, that the stockholders hereby approve, on an advisory, non-binding basis, the compensation paid to the Company’s named executive officers, as disclosed in the Company’s Proxy Statement for the 2026 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC. Vote Required The approval of this advisory non-binding proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the advisory vote to approve the compensation of our named executive officers. Broker non-votes will have no effect on this proposal. Abstentions will have the effect of a vote against the proposal. While the outcome of the vote on this proposal is not binding, our management team, our Board and our Compensation Committee will consider the opinions expressed by our stockholders, whether through this vote or otherwise, and will consider the outcome of this vote when making future executive compensation decisions. We currently conduct annual advisory votes on executive compensation and expect to conduct the next advisory vote at our next annual meeting of stockholders in 2027. THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL, ON AN ADVISORY, NON-BINDING BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT. PROPOSAL 3 Advisory, Non-Binding Vote to Approve the Compensation of Our Named Executive Officers We are asking our stockholders to approve, on an advisory, non-binding basis, the compensation of our named executive officers for fiscal 2026 as disclosed in this Proxy Statement in accordance with Section 14A of the Exchange Act. Our executive compensation program is designed to reward performance and align executive compensation with the long-term interests of our stockholders. Please read the “Compensation Discussion and Analysis” and the disclosures that follow for additional details about our executive compensation program, including the fiscal 2026 compensation of our named executive officers. This proposal, commonly known as a “say-on-pay” proposal, gives our stockholders the opportunity to express their views on our named executive officers’ compensation as a whole. This vote is not intended to address any specific element of compensation, but rather the overall compensation of our named executive officers and the compensation philosophy and practices described in this Proxy Statement. Our Board and our Compensation Committee believe that these policies and practices are effective in advancing our compensation philosophy and goals. Accordingly, we are asking our stockholders to vote “FOR” the following resolution: PagerDuty 20 2026 Proxy Statement

Executive Officers

The following table shows our executive officers as of April 20, 2026. Our executive officers are appointed by, and serve at the discretion of the Board, and each holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Jennifer Tejada	55	Chief Executive Officer and Chair of the Board
Howard Wilson	61	Chief Financial Officer

Executive Officers

JENNIFER TEJADA

Biographical information regarding Ms. Tejada can be found in the table of director biographies beginning on page 3 of this Proxy Statement.

HOWARD WILSON

Mr. Wilson has served as our Chief Financial Officer since September 2018 and served as our acting Chief Financial Officer from December 2017 to September 2018. Mr. Wilson also served as our Chief Commercial Officer from January 2017 to September 2018. From August 2016 to June 2018, Mr. Wilson served as an Executive Consultant and Leadership Advisor at The BluePrint Lab, a consulting company. From April 2015 to July 2016, Mr. Wilson served as General Manager, Digital Experience Management at Dynatrace, LLC, an application performance management software company. From October 2013 to December 2015, Mr. Wilson served as Chief Commercial Officer and Executive Vice President at Keynote Systems. Mr. Wilson holds a B.Sc. in Information Systems and Psychology from the University of South Africa.

On November 22, 2025, Mr. Wilson notified us of his intention to retire as our Chief Financial Officer and principal financial officer following our Board's identification and appointment of a successor. Mr. Wilson remains our Chief Financial Officer and principal financial officer through the date of his retirement, which date has not yet been determined.

PagerDuty **21** 2026 Proxy Statement

• Jennifer Tejada, our Chief Executive Officer (our “CEO”) and Chair of the Board (principal executive officer); • Howard Wilson, our Chief Financial Officer (our “CFO”) (principal financial officer) On November 22, 2025, Mr. Wilson notified us of his intention to retire as our Chief Financial Officer and principal financial officer following our Board’s identification and appointment of a successor. Mr. Wilson remains our Chief Financial Officer and principal financial officer through the date of his retirement, which date has not yet been determined. We have no other executive officers who were serving as of January 31, 2026. Shelley Webb, our former Chief Legal & People Officer resigned from the Company effective February 3, 2025. Although Ms. Webb served as an executive officer for three days of fiscal year 2026, her compensation during fiscal 2026, is not included below because it was below the applicable disclosure threshold of Item 402 of Regulation S-K promulgated under the Exchange Act. We have no other executive officers who served during fiscal 2026. In this CD&A, we describe the material elements of our executive compensation philosophy and programs during fiscal 2026, and provide the key facts and reasoning behind our Compensation Committee’s decisions on the fiscal 2026 compensation of our NEOs. References to our “executive officers” in this CD&A include each of our NEOs. Executive Summary WHO WE ARE PagerDuty, Inc. is a global leader in AI-first operations management serving more than 35,000 organizations worldwide. The PagerDuty Operations Cloud is a comprehensive, multi-product operations cloud platform that sits at the center of the enterprise technology stack. The Platform is a system of intelligence and action, ingesting signals from over 700 integrations, to orchestrate the right response across people, machines and software. Trusted by nearly half of the Fortune 500, half of the Forbes AI 50, and approximately two-thirds of the Fortune 100, PagerDuty is essential to delivering always-on digital experiences for modern businesses. FISCAL 2026(1) PERFORMANCE HIGHLIGHTS Since our founding in 2009, PagerDuty has evolved from a single product focused on on-call management for developers into a comprehensive, multi-product operations cloud platform that spans the entire enterprise. Today, our platform breaks down organizational silos across development, IT operations, security, customer service, and business operations, reaching technical practitioners and executive stakeholders alike. During the fiscal year ended January 31, 2026, we recognized our first full year of United States Generally Accepted Accounting Principles (“GAAP” or “U.S. GAAP”) profitability, continued to improve our operating margin, and continued to increase our non-GAAP profitability. Financial highlights from fiscal 2026 include: • Revenue: Fiscal year revenue was $492.5 million, an increase of 5.4% year-over-year. • Gross Margin: GAAP gross margin was 84.9% for fiscal 2026 compared to 83.0% for fiscal 2025. Non- GAAP(2) gross margin was 86.4% for fiscal 2026 compared to non-GAAP gross margin of 86.2% for fiscal 2025. • Operating Income (Loss): GAAP operating income was $5.8 million, or GAAP operating margin of 1.2% for fiscal 2026 compared to a GAAP operating loss of $59.8 million, or GAAP operating margin of negative 12.8%, for fiscal 2025. Non-GAAP operating income was $121.1 million, or non-GAAP operating margin of 24.6% for fiscal 2026 compared to non-GAAP operating income of $82.7 million, or non-GAAP operating margin of 17.7%, for fiscal 2025. Compensation Discussion and Analysis Introduction This Compensation Discussion and Analysis (“CD&A”) describes the fiscal 2026 compensation program for our Named Executive Officers (“NEOs”). For fiscal 2026, our NEOs, were: PagerDuty 22 2026 Proxy Statement

• Net Income (Loss) Attributable to PagerDuty, Inc. Common Stockholders: GAAP net income attributable to PagerDuty, Inc. common stockholders was $173.9 million for fiscal 2026 compared to a GAAP net loss attributable to PagerDuty, Inc. common stockholders of $54.5 million for fiscal 2025. GAAP net income per basic share attributable to PagerDuty, Inc. common stockholders was $1.91 for fiscal 2026 compared to GAAP net loss per basic share attributable to PagerDuty, Inc. common stockholders of $0.59 for fiscal 2025. GAAP net income per diluted share attributable to PagerDuty, Inc. common stockholders was $1.87 for fiscal 2026 compared to GAAP net loss per diluted share attributable to PagerDuty, Inc. common stockholders of $0.59 for fiscal 2025. Non-GAAP net income per basic share attributable to PagerDuty, Inc. common stockholders was $1.19 for fiscal 2026 compared to $0.87 for fiscal 2025. Non-GAAP net income per diluted share attributable to PagerDuty, Inc. common stockholders was $1.16 for fiscal 2026 compared to $0.85 for fiscal 2025. • Net Cash Provided by Operating Activities: Net cash provided by operating activities was $114.9 million or 23.3% of revenue for fiscal 2026 compared to $117.9 million, or 25.2% of revenue, for fiscal 2025. Free cash flow was $102.7 million or 20.8% of revenue for fiscal 2026 compared to $108.4 million, or 23.2% of revenue, for fiscal 2025. (1) Our fiscal year ends on January 31. References to fiscal 2026 refer to the fiscal year ended January 31, 2026. (2) To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use certain non-GAAP financial measures. For a full reconciliation of the U.S. GAAP to non-GAAP financial measures, please see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures” of our Form 10-K filed with the Securities and Exchange Commission on March 12, 2026. FISCAL 2026 EXECUTIVE COMPENSATION RESULTS To support our strategy, we’ve built an executive team with skills and experience in growing top technology companies. With continued competition for executive talent in the technology sector, our executives remain recruiting targets from both large technology companies and emerging growth companies. The target pay levels for our executives are deliberately designed to address the competitive talent landscape and to attract, motivate and retain top industry talent that is capable of driving efficient growth, fostering innovation, and expanding operating margins. Consistent with our “pay-for-performance” philosophy and our performance and compensation program objectives for fiscal 2026, as discussed below, our Compensation Committee took the following key actions with respect to the compensation of our NEOs for fiscal 2026: • Target Cash Compensation – No increases were made to base salary or target annual cash bonus opportunity for Ms. Tejada. Mr. Wilson received a modest increase in both base salary and target annual cash bonus opportunity for fiscal 2026. • Short-Term Incentive Compensation – Our performance-based annual short-term incentive compensation opportunities are tied to two key financial metrics that drive our business. We set rigorous targets requiring performance above fiscal 2025 results, and we approved payments for our NEOs, equal to 58.0% of the target annual short-term opportunities, based solely on our achievement of such metrics. • Long-Term Incentive Compensation – We decreased the target award value of equity incentives granted to Ms. Tejada by approximately 30% compared to fiscal 2025 and made no increases to Mr. Wilson’s target award value. Equity awards were delivered in the form of time-based restricted stock unit (“RSU”) awards and performance-vesting restricted stock unit (“PSU”) awards that were eligible to be earned based on the achievement of a revenue target for fiscal 2026 and satisfaction of a three-year time-based vesting schedule. We achieved 97.8% of our revenue target, which fell short of the threshold for payout and each of our NEOs forfeited fiscal 2026 PSU awards in full. PagerDuty 23 2026 Proxy Statement

What we do What we do not do Maintain an Independent Compensation Committee. Our Compensation Committee consists solely of independent directors who establish our compensation practices. No Guaranteed Bonuses. We do not provide guaranteed bonuses to our NEOs. Retain an Independent Compensation Advisor. Our Compensation Committee has engaged its own compensation consultant to provide information, analysis and other advice on compensation independent of management. This consultant performed no other consulting or other services for us in fiscal 2026. No Executive Retirement Plans. We do not currently offer, nor do we have plans to offer, defined benefit pension plans or any non-qualified deferred compensation plans or arrangements to our NEOs other than the plans and arrangements that are available to all employees. Our NEOs are eligible to participate in our Section 401(k) retirement savings plan on the same basis as our other employees. Annual Executive Compensation Review. Our Compensation Committee conducts an annual review and approval of our compensation strategy, including a review and determination of our compensation peer group used for comparative purposes. No Hedging or Pledging. We prohibit our employees (including our officers) and the non-employee members of our Board from hedging or pledging our securities. Annual Compensation Risk Assessment. Our Compensation Committee conducts an annual review of our compensation-related risk profile to ensure that our compensation programs do not encourage our employees to take excessive or inappropriate risk and that the level of risk encouraged is not reasonably likely to have a material adverse effect on us. No Significant Tax Payments on Perquisites. We do not provide significant tax reimbursement payments (including “gross-ups”) on perquisites or other personal benefits. Compensation At-Risk. Our executive compensation program is designed so that a significant portion of our NEOs’ compensation is “at risk” based on corporate performance, and is equity-based, to align the interests of our NEOs and stockholders. No “Golden Parachute” Excise Tax Payments. We do not provide any contracts or agreements guaranteeing future excise tax reimbursement payments (including “gross-ups”) on payments or benefits contingent upon a change in control of our Company. Use a Pay-for-Performance Philosophy. The majority of target total direct compensation opportunities are structured with a significant long-term equity component, thereby making a substantial portion of each NEO’s target total direct compensation dependent upon our stock price and/or total stockholder return over the long term. No Special Welfare or Health Benefits. We do not provide our NEOs with any welfare or health benefit programs, other than participation in our broad-based employee programs. Compensation Recovery (“Clawback”) Policy. We maintain a compensation recovery policy that complies with Rule 10D-1 under the Exchange Act and NYSE listing standards for our current and former executive officers for the recovery of any erroneously awarded performance- based incentive compensation, which is discussed under the section titled “Compensation Recovery Policy” below. No Single-Trigger Protections. We do not provide “single-trigger” cash payments or equity award vesting acceleration upon a change in control of our Company. Succession Planning. We review the risks associated with our key executive officer positions to ensure adequate succession plans are in place. Stock Ownership Guidelines. Covered members (including Ms. Tejada, Mr. Wilson, and members of our Board of Directors) have a 5-year compliance period to achieve required ownership levels. Not complying with the share requirement at the end of the given time period triggers a retention ratio, whereby participants would be required to hold 50% of after-tax shares delivered until the guidelines are satisfied. EXECUTIVE COMPENSATION POLICIES AND PRACTICES We strive to maintain sound governance standards consistent with our executive compensation policies and practices. The following summarizes our executive compensation and related policies and practices: PagerDuty 24 2026 Proxy Statement

• Provide market competitive compensation to attract, motivate and retain highly skilled executives; • Linking the long-term incentive compensation of our executives to stockholder value creation and their cash incentives to our annual performance; • Ensure that our executive compensation philosophy is equitable and fosters trust; • Offer total compensation opportunities to our executive officers that are competitive, fair, and equitable. Our executive compensation has three principal elements: base salary, short-term incentives, and long-term incentives To ensure this alignment and to motivate and reward individual initiative and effort, a substantial portion of our executive officers’ annual target total direct compensation opportunity is both variable in nature and “at-risk.” We rely on variable compensation to our executive officers through two separate compensation elements: • First, we provide an annual short-term incentive compensation plan that provides cash payments based on the achievement of short-term financial, operational and strategic performance objectives set annually. • Second, equity awards form the primary “at-risk” portion of our executive compensation. A significant portion of equity awards are typically PSUs, the value of which depends on rigorous internal performance goals that drive long- term growth. These variable pay elements mean that our executive officers’ compensation is variable and commensurate with our performance results. We believe this incentivizes our executive officers to drive financial performance and long-term growth. ADVISORY VOTE ON NEO COMPENSATION AND STOCKHOLDER ENGAGEMENT At our 2025 Annual Meeting of Stockholders, we conducted a Say-on-Pay vote on the compensation of our named executive officers disclosed in our proxy statement filed in 2025. Approximately 77.1% of the shares of our common stock represented and entitled to vote on the matter voted to approve, on an advisory basis, the fiscal 2025 compensation of our named executive officers. In reviewing this result, our Board noted that initially, Institutional Shareholder Services, Inc. (“ISS”) had issued unfavorable vote recommendations on our 2025 Say-on-Pay proposal. Upon closer examination, however, our Compensation Committee determined that ISS’s recommendation had been based, in large part, on an apparent pay-for-performance misalignment arising from disclosures in our proxy statement of our short-term and long-term incentive compensation programs. ISS also raised concerns about the aggregate target value of our CEO’s fiscal 2025 equity awards. Our Compensation Committee directed our management team to engage with ISS and with our stockholders on these matters. In June 2025 we made a supplemental proxy filing with the SEC providing enhanced disclosure of the performance measures and related target levels for each of these programs, along with a commitment to reduce the target value of our CEO’s fiscal 2026 equity award. Shortly thereafter, ISS published a proxy alert reversing its position and issuing a “FOR” recommendation on our Advisory Vote to Ratify Named Executive Officers' Compensation. Given ISS’s reversal of its prior position, our Board and Compensation Committee believe that some portion of the negative votes on our 2025 Say-on-Pay proposal were attributable to ISS’s initial, rather than its updated, voting recommendation. Our Board therefore believes that the results of the 2025 Say-on-Pay vote was not representative of the overall views of our stockholders on our executive compensation. Accordingly, our Compensation Committee continued its general approach to executive compensation. But it also intended to provide enhanced transparency in this proxy statement on the performance metrics and target levels of our short-term and long-term performance-based compensation programs, and to increase the rigor of performance targets. The Compensation Committee also decided to hold Ms. Tejada’s cash compensation for fiscal 2026 at the levels in place since fiscal 2023. EXECUTIVE COMPENSATION PHILOSOPHY AND COMPOSITION Our executive compensation program is guided by our overarching philosophy of paying for performance. Consistent with this philosophy, we have designed our executive compensation program with the following primary objectives: PagerDuty 25 2026 Proxy Statement

• our executive compensation program objectives; • our performance against our financial, operational, and strategic objectives, and our performance relative to our compensation and performance peers; • each executive officer’s role, qualifications, experience, and performance relative to similarly-situated executives; • each executive officer’s compensation relative to competitive market data and our peer group; and • the feedback received from our stockholders and the results of our annual Say-on-Pay votes. These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting compensation, nor can we precisely quantify the impact of any factor on ultimate pay. The members of our Compensation Committee consider these factors holistically in light of their individual experience, business judgment, and their knowledge of the Company, the competitive market, and each executive officer. ROLE OF MANAGEMENT Our management assists our Compensation Committee by providing information on corporate and individual performance, competitive market data and management’s perspective and recommendations on compensation matters. We value the opinions of our stockholders. Stockholder feedback is reported to our Board and Compensation Committee throughout the year. Our goal is to be responsive to our stockholders when making compensation decisions for our executives, including our NEOs, and to ensure we understand and address their concerns and observations. In making further executive compensation decisions, our Board and Compensation Committee will consider the outcome of this year’s Say-on-Pay vote (see Proposal 3 in this Proxy Statement), future Say-on-Pay votes, and feedback we receive throughout the year. At our 2021 Annual Meeting of Stockholders, we conducted a non-binding stockholder advisory vote on the frequency of future Say-on-Pay votes (commonly referred to as a “Say-When-on-Pay” vote). Our stockholders expressed a preference for holding future Say-on-Pay votes on an annual basis. Consistent with the recommendation of our Board and in recognition of this preference our Board has determined that, until the next Say-When-on-Pay vote, we will hold annual Say-on-Pay votes. Following the 2026 Annual Meeting of Stockholders (to which this Proxy Statement relates), our next Say-on-Pay vote will take place at our 2027 Annual Meeting of Stockholders. Compensation-Setting Process ROLE OF COMPENSATION COMMITTEE Our Compensation Committee discharges many of the Board’s responsibilities over our executive compensation and our non-employee director compensation. Our Compensation Committee is primarily responsible for establishing and reviewing our general compensation strategy, and it oversees our compensation, benefit, and equity plans. Our Compensation Committee reviews and approves annually all compensation for our executive officers. Our Compensation Committee retains an independent compensation consultant (as described below) to provide support in its review and assessment of our executive compensation program. Our Compensation Committee’s authority, duties and responsibilities are further described in its charter, available on our website at https://investor.pagerduty.com/governance/governance-documents. SETTING TARGET TOTAL DIRECT COMPENSATION Our Compensation Committee reviews the base salary, annual short-term incentive compensation opportunities, and long- term incentive compensation opportunities of our executive officers and all related performance criteria at the beginning of each year, or more frequently as warranted. In setting the compensation of our executive officers, our Compensation Committee relies primarily on the general experience of its members and subjective considerations of various factors, including: PagerDuty 26 2026 Proxy Statement

• consulting with the Compensation Committee; • reviewing and analyzing the compensation of our executive officers and NEOs, including competitive market data; • reviewing executive compensation and making recommendations to align it with executive performance; • assessing executive compensation within our industry; • reviewing our compensation philosophy: • reviewing competitive market design and practices for annual short-term incentive compensation and long-term incentive compensation programs in the software sector; • reviewing our equity usage and conducting a “burn rate” and “equity overhang” analysis; • reviewing our post-employment compensation arrangements for our executive officers; • reviewing and updating the compensation peer group; • supporting other ad hoc matters throughout the year. Compensia did not provide any services to us in fiscal 2026 other than the consulting services to our Compensation Committee. Our Compensation Committee has evaluated Compensia’s engagement, and based on the six factors for assessing independence and conflicts of interest included in Exchange Act Rule 10C-1(b)(4), NYSE listing standards, and other factors deemed relevant, has determined that Compensia is independent and that the work of Compensia on behalf of our Compensation Committee did not raise any conflict of interest or similar concerns. Typically, Ms. Tejada makes recommendations to our Compensation Committee (with support from our total rewards team and from Compensia) on compensation for our executive officers, including Mr. Wilson, except with respect to her own compensation. At the beginning of each year, Ms. Tejada typically reviews the performance of each executive officer and shares these evaluations with our Compensation Committee for each element of compensation as described above. The annual business objectives for each executive officer are developed through discussion between Ms. Tejada and each executive officer, and are reviewed with our Board. Our Compensation Committee reviews and discusses these recommendations with Ms. Tejada and uses them as one factor in determining and approving the compensation for our other executive officers. Ms. Tejada often attends meetings of our Board and Compensation Committee at which executive compensation matters are addressed and makes recommendations to our Compensation Committee regarding the total compensation of our other executive officers, including Mr. Wilson, but is not present during discussion, deliberation and decisions regarding her own compensation. Our Compensation Committee then reviews the recommendations and other data and makes decisions as to the total compensation for each executive officer, and the allocation of target total direct compensation opportunity between base salary, annual short-term incentive compensation and long-term incentive compensation. ROLE OF COMPENSATION CONSULTANT Our Compensation Committee engages an external compensation consultant to provide information, analysis, and other advice relating to our executive compensation program, to assist in developing appropriate incentive compensation plans for our executive officers and to review the compensation proposals of management. The compensation consultant reports to and serves at the discretion of our Compensation Committee which reviews the engagement annually. As discussed above, for fiscal 2026, our Compensation Committee retained Compensia, Inc. (“Compensia”), a national compensation consulting firm, to serve as its compensation advisor on executive compensation. During fiscal 2026, Compensia attended the meetings of the Compensation Committee (both with and without management present) as requested and provided various services, including: PagerDuty 27 2026 Proxy Statement

COMPETITIVE POSITIONING

To assess the competitiveness of our executive compensation, our Compensation Committee compares our compensation to the compensation of a select group of peer companies. This compensation peer group includes technology companies that are similar to us in revenue, market capitalization, geographical location and industry sector. The companies in the compensation peer group for fiscal 2026 were approved by the Compensation Committee in August 2024 on the basis of their similarity to us, as determined using the following criteria:

- **Location** – public companies headquartered in the United States, with a preference for California-based companies;
- **Industry Sector** – companies in the software or internet services sector with enterprise applications;
- **Revenue** – approximately 0.4x to approximately 2.5x our trailing twelve months revenue of $439 million as of the first quarter of fiscal 2025 (approximately $175 million to $1.1 billion);
- **Market Capitalization** – approximately 0.3x to approximately 3.0x our then current 30-day average market capitalization of approximately $1.9 billion (approximately $578 million to $5.8 billion);
- **Growth** – companies with one-year revenue growth greater than 10%; and
- **Market Status** – preference for companies at a similar stage of maturity as PagerDuty.

In approving the fiscal 2026 compensation peer group, our Compensation Committee selected companies that, as a group, have a median revenue and market capitalization similar to our revenue and market capitalization.

Our compensation peer group for fiscal 2026 included the following companies (companies that since have been taken private are denoted with an asterisk (*)):

Alkami Technology (ALKT)	Everbridge (EVBG)*	PROS Holdings (PRO)*
Amplitude (AMPL)	Fastly (FSLY)	Rapid7 (RPD)
AppFolio (APPF)	Five9 (FIVN)	Smartsheet (SMAR)*
Asana (ASAN)	Freshworks (FRSH)	Sprout Social (SPT)
C3.ai (AI)	GitLab (GTLB)	Workiva (WK)
Confluent (CFLT)*	HashiCorp (HCP)*	Yext (YEXT)
Couchbase (BASE)*	Jamf Holding (JAMF)*	Zuora (ZUO)*
DigitalOcean Holdings (DOCN)	JFrog (FROG)	

Our Compensation Committee considered, as a guide, the compensation practices of the compensation peer group to assess the competitiveness of each compensation element and overall compensation levels (base salary, target annual short-term incentive compensation opportunities and long-term incentive compensation opportunities).

To conduct this analysis, Compensia gathered data from public filings (primarily proxy statements) and from the Radford Global Technology Survey of the peer group companies, and then used this data as a reference point for our Compensation Committee in its deliberations on compensation forms and amounts. Our Compensation Committee reviews our compensation peer group each year (unless there have been significant changes to either our business model or market capitalization or our peer companies' business model or market capitalization or significant merger and acquisition activity involving our peer companies, in which case our Compensation Committee may review our compensation peer group more frequently) and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group.

PagerDuty 28 2026 Proxy Statement

Fiscal 2026 Pay Decisions

TARGET TOTAL DIRECT COMPENSATION MIX

In fiscal 2026, the annual target total direct compensation of Ms. Tejada and Mr. Wilson was intended to reward performance and retain an effective leadership team while also incentivizing Ms. Tejada and Mr. Wilson to create sustainable, long-term stockholder value. The mix of the following compensation elements, which was almost entirely variable in nature, provided a balanced percentage of performance-based and service-based compensation opportunities for Ms. Tejada and Mr. Wilson. The principal elements of our executive compensation program were as follows:[1]

Chief Executive Officer
Pay Mix for Fiscal 2026


4%
4%
92%
Total Variable Compensation 96%

Chief Financial Officer
Pay Mix for Fiscal 2026


9%
7%
84%
Total Variable Compensation 91%
Base Salary
Short-Term Incentives
Long-Term Equity Incentives
Total Variable Compensation

(1) Reflects the values of fiscal 2026 target cash compensation, consisting of annual base salaries and target short-term incentives, and the intended target value of equity awards granted in fiscal 2026 (as further described in "Annual Equity Awards" below).

BASE SALARY

Base salary represents the fixed portion of the target total direct compensation opportunity of our NEOs and is an important element of compensation intended to attract and retain highly-talented individuals. Generally, we use base salary to provide each NEO with a specified level of cash compensation during the year with the expectation that he or she will perform his or her responsibilities to the best of his or her ability and in our best interests.

Generally, we establish the initial base salaries of our NEOs through arm's-length negotiation at the time we hire the individual, taking into account his or her position, qualifications, experience, salary expectations, and the base salaries of our other executive officers. The Compensation Committee reviews the base salaries of our NEOs each year as part of its annual compensation review, with input from Ms. Tejada (except with respect to her own base salary) and makes adjustments as it determines to be reasonable and necessary to reflect the NEO's performance and responsibilities.

In March 2025, our Compensation Committee reviewed the base salaries of our executive leadership team and direct reports to Ms. Tejada, including Mr. Wilson, taking into consideration the competitive market analysis prepared by its compensation consultant, the recommendations of Ms. Tejada (except with respect to her own base salary) and the other factors described in "Compensation-Setting Process – Setting Target Total Direct Compensation" above. Following this review, our Compensation Committee increased Mr. Wilson's base salary and target annual cash bonus opportunities for fiscal 2026. Our Compensation Committee determined that Ms. Tejada's base salary remained appropriate for fiscal 2026 and thus was unchanged from its fiscal 2025 levels. Ms. Tejada has not received an increase in base salary since fiscal 2023. Mr. Wilson's base salary level was increased to remain comparable to that of the competitive market (based on similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys).

PagerDuty 29 2026 Proxy Statement

The base salaries of our NEOs for fiscal 2026 and 2025, as approved in March 2025 and 2024, respectively (and the increase year-over-year, as applicable) were as follows:

NEO	Fiscal 2025 Base Salary ($)(1)	Fiscal 2026 Base Salary ($)(2)	Percentage Increase (%)
Ms. Tejada	600,000	600,000	—
Mr. Wilson	455,882	475,000	4.2

(1) The base salary amounts for our NEOs are based on the NEO's ending annual base salary for fiscal 2025.

(2) The base salary amounts for our NEOs are based on the NEO's ending annual base salary for fiscal 2026.

The base salaries paid to our NEOs during fiscal 2026 are included in the "Summary Compensation Table for Fiscal Year 2026" below under the heading "Executive Compensation."

SHORT-TERM INCENTIVE AWARDS

In March 2025, our Compensation Committee approved the Fiscal 2026 Short-Term Incentive Program (the "Fiscal 2026 Bonus Plan") under the PagerDuty, Inc. Cash Incentive Bonus Plan to provide financial incentives to participants (including each NEO) to maximize individual performance and to achieve our key annual financial, operational, and strategic objectives in our fiscal 2026 annual operating plan.

Our Compensation Committee approved the Fiscal 2026 Bonus Plan after taking into consideration the objectives in our fiscal 2026 annual operating plan approved by our Board. The Fiscal 2026 Bonus Plan provided for annual short-term incentive compensation award payments to each of our NEO participants based entirely on our level of achievement with respect to designated corporate performance objectives. To be eligible to earn an award payment under the Fiscal 2026 Bonus Plan, a participant had to remain continually employed and in good standing with us through the applicable payment date.

TARGET ANNUAL CASH BONUS AMOUNTS

For purposes of the Fiscal 2026 Bonus Plan, the amount of the annual cash bonus payout each participant was eligible to earn was based on a percentage of such participant's annual base salary of the fiscal year. In March 2025, our Compensation Committee reviewed the target annual short-term incentive compensation opportunities (the "Target Bonus Amounts") of our executive leadership team and direct reports to Ms. Tejada, including Mr. Wilson, taking into consideration the competitive market analysis prepared by its compensation consultant, the recommendations of Ms. Tejada (except with respect to her own target annual short-term incentive compensation opportunity), and the other factors described in "Compensation-Setting Process – Setting Target Total Direct Compensation" above. Following this review, our Compensation Committee determined that the fiscal 2026 target annual bonus opportunity as percentage of base salary for Ms. Tejada should remain unchanged from its fiscal 2025 levels. Mr. Wilson received an increase in his target annual bonus opportunity for fiscal 2026 from 70% of base salary to 75% of base salary.

The Target Bonus Amounts for our NEOs for purposes of the Fiscal 2026 Bonus Plan were as follows:

NEO	Fiscal 2026 Target Bonus (as a Percentage of Base Salary) (%)	Fiscal 2026 Target Bonus (as a Percentage of Target Total Cash Compensation) (%)(1)	Fiscal 2026 Target Bonus Amount ($)(2)
Ms. Tejada	100	50	600,000
Mr. Wilson	75	43	356,250

(1) The Target Bonus Amount as a percentage of target total cash compensation for our NEOs was based on each NEO's ending target total cash compensation for fiscal 2026 and rounded to the nearest dollar. Target total cash compensation is equal to base salary plus target bonus amount.

(2) The Target Bonus Amounts for our NEOs were based on each NEO's ending annual base salary for fiscal 2026.

PagerDuty 30 2026 Proxy Statement

Potential bonus payments for our NEOs under the Fiscal 2026 Bonus Plan could range from 0% to 200% of their Target Bonus Amount, as determined by our Compensation Committee.

CORPORATE PERFORMANCE MEASURES

Our Compensation Committee approved two Company objectives using ARR and non-GAAP operating margin (each as defined below) as the corporate performance measures under the Fiscal 2026 Bonus Plan (the "Company Objectives"), as it believed that these measures were the best indicators of our successful execution of our annual operating plan. Our Compensation Committee carefully selected rigorous performance targets in order to provide incentives to our NEOs if they achieved the target performance levels. For purposes of the Fiscal 2026 Bonus Plan, the two Company Objectives were to be calculated (and weighted) as follows:

- "First Company Objective" (70% of Target Bonus Amount): Based on ARR.
- "Second Company Objective" (30% of Target Bonus Amount): Based on Non-GAAP Operating Margin.

For purposes of the Fiscal 2026 Bonus Plan:

- "ARR" meant the annualized recurring value of all active contracts at the end of the reporting period.
- "Non-GAAP Operating Margin"[1] was defined as GAAP operating margin excluding stock-based compensation expense, employer taxes related to employee stock transactions, acquisition-related expenses, amortization of acquired intangible assets, restructuring costs, shareholder matters, and impairment of long-lived assets. Our Compensation Committee believes that these excluded expenses are not necessarily reflective of operational performance during a period. In particular, our Compensation Committee believes the consideration of measures that exclude such expenses can assist in the comparison of operational performance in different periods which may or may not include such expenses.

(1) To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use certain non-GAAP financial measures. For a full reconciliation of the U.S. GAAP to non-GAAP financial measures, please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures" of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2026.

The achievement and payment matrices for the two Company Objectives were as follows:

<u>First Company Objective</u>

ARR	ARR ($M)	First Company Objective Payment Percentage
Less than 97% of the ARR Performance Target (Below Threshold)	<530	0%
97% of the ARR Performance Target (Threshold)	530	50%
98% of the ARR Performance Target (Level 1)	534	70%
100% of the ARR Performance Target ("Target")	544	100%
103% of the ARR Performance Target (Level 3)	559	150%
105% of the ARR Performance Target ("Maximum")	574	200%

With respect to the First Company Objective, no amount would be payable if less than 97% of the First Company Objective was attained. Attainment of the First Company Objective between any two points in the matrix was to be extrapolated on a straight-line basis for the First Company Objective payment percentage. The First Company Objective was to be determined independent of the Second Company Objective.

PagerDuty 31 2026 Proxy Statement

Second Company Objective

Non-GAAP Operating Margin	Non-GAAP Operating Margin (%)	Second Company Objective Payment Percentage
Less than 95% of the Non-GAAP Operating Margin Performance Target (Below Threshold)	<19.0%	0%
95% of the Non-GAAP Operating Margin Performance Target (Threshold)	19.0%	50%
98% of the Non-GAAP Operating Margin Performance Target (Level 1)	19.5%	70%
100% of the Non-GAAP Operating Margin Performance Target ("Target")	20.0%	100%
110% of the Non-GAAP Operating Margin Performance Target (Level 3)	22.0%	150%
125% of the Non-GAAP Operating Margin Performance Target ("Maximum")	25.0%	200%

With respect to the Second Company Objective, no amount would be payable if less than 95% of the Second Company Objective was attained. Attainment of the Second Company Objective between any two points in the matrix was to be extrapolated on a straight-line basis for the Second Company Objective payment percentage. The Second Company Objective was to be determined independent of the First Company Objective.

The actual annual short-term incentive compensation award payment amount attributable to the First Company Objective and the Second Company Objective could be greater or less than the target level established for the ARR and Non-GAAP Operating Margin, as shown in the charts below. Our Compensation Committee believed the targets for the Fiscal 2026 Bonus Plan were aggressive but achievable, requiring significantly strong performance from our executive officers, including our NEOs. Both the ARR threshold and target and the Non-GAAP Operating Margin threshold and target for fiscal 2026 were set above actual ARR and Non-GAAP Operating Margin achievement for fiscal 2025.


Fiscal 2026 ARR (70% Weight)
Payout
Attainment
200%
175%
150%
125%
100%
75%
50%
25%
0%
94%
96%
98%
100%
102%
104%
106%
108%
110%
0%
50%
70%
100%
150%
200%


Fiscal 2026 Non-GAAP Operating Margin (30% Weight)
Payout
Attainment
200%
175%
150%
125%
100%
75%
50%
25%
0%
80%
90%
100%
110%
120%
130%
140%
0%
50%
70%
100%
150%
200%

FISCAL 2026 SHORT-TERM INCENTIVE AWARD

In March 2026, our Compensation Committee determined the annual short-term incentive compensation award payments under the Fiscal 2026 Bonus Plan for our executive officers. Our Compensation Committee reviewed our actual performance against the aggressive financial goals that it set for fiscal 2026 and certified that we achieved an ARR of $498.7 million, which translated to a below-the-threshold attainment level resulting in a payment percentage of 0%. Our Compensation Committee also certified that we achieved Non-GAAP Operating Margin of 24.6%, which translated to a 123.0% attainment level resulting in a payment percentage of 193.2%.

PagerDuty 32 2026 Proxy Statement

Based on the respective weighting of each Company Objective, our Compensation Committee approved annual short-term incentive compensation award payments under the Fiscal 2026 Bonus Plan for each of our NEOs equal to approximately 58.0% of their Target Bonus Amounts, as reflected below:

Named Executive Officer	Target Bonus Amount ($) (1)	Actual Bonus Payment ($) (2)	Percentage of Target Bonus Amount Actually Paid (%)
Ms. Tejada	$600,000	$347,760	58.0 %
Mr. Wilson	$356,250	$205,139	58.0 %

(1) The target bonus amount as a percentage of base salary for our NEOs was based on each NEO's ending base salary for fiscal 2026 and rounded to the nearest dollar.

(2) The actual annual short-term incentive compensation award payment for Ms. Tejada was based on her base salary for fiscal 2026, with Mr. Wilson's payment prorated based on a base salary change during fiscal 2026.

The annual short-term incentive compensation award payments made to our NEOs for fiscal 2026 are included in the "Summary Compensation Table for Fiscal Year 2026" below under the heading "Executive Compensation."

LONG-TERM INCENTIVE COMPENSATION

Long-term equity incentive awards are a critical element of our overall executive compensation. The realized value of these equity awards bears a direct relationship to our stock price, and these awards are therefore an incentive for our executive officers to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market. Our equity awards are also intended to provide competitive total direct compensation opportunities. The Compensation Committee also seeks to balance retention value against stockholder feedback and stockholder value creation.

ANNUAL EQUITY AWARDS

In March 2025, the Compensation Committee approved PSU awards and RSU awards that may be settled for shares of our common stock to our executive officers (including our NEOs) under the 2019 Equity Plan. Because PSU awards are only earned based on achievement of key performance goals that drive stockholder value, we believe they reinforce our "pay for performance" philosophy and align the interests of our executive officers and stockholders. Payout of the fiscal 2026 PSU awards was directly contingent on achievement of a rigorous performance metric that the Compensation Committee believed was most closely aligned with driving long-term stockholder value.

RSU awards vesting over several years are also an important part of our executive compensation program. Since RSU awards have value to the recipient even in the absence of stock price appreciation, we believe we are able to incentivize and retain our executive officers even during periods of market volatility. While RSU awards also serve as a "pay-for-performance" tool as they appreciate in value as our stock price increases, these awards provide more stability to our long-term incentive compensation program especially in a volatile market, fostering alignment with the interests of our stockholders and encouraging retention over a multi-year period.

The target grant value of the long-term incentive compensation opportunities and the allocation between PSU awards and RSU awards granted to our executive officers, including our NEOs, in March 2025 were determined by our Compensation Committee after considering the intensely competitive talent market in which we operate, the value of our highly experienced executive team led by Ms. Tejada, and the following additional factors:

- a competitive market analysis prepared by our Compensation Committee's compensation consultant;
- the outstanding equity holdings of each executive officer;
- the projected impact of the proposed equity awards on our earnings;
- the proportion of our total shares of common stock outstanding used for annual employee long-term incentive compensation awards (our "burn rate") in relation to the annual burn rate ranges of companies in our compensation peer group;
- the potential voting power dilution to our stockholders relative to the companies in our compensation peer group;
- feedback we have received from our stockholders; and
- the other factors described in "Compensation-Setting Process — Setting Target Total Direct Compensation" above.

PagerDuty 33 2026 Proxy Statement

Ms. Tejada's long-term incentive compensation opportunity reflected her overall responsibility for our performance and success. Compensation for our other executive officers was also based on our Compensation Committee's review of the competitive market data for their respective positions.

The equity awards granted to our NEOs effective April 2, 2025 were as follows:

Named Executive Officer	PSU Awards (Target number of units) (#) (1)	PSU Awards (Target Grant Value) ($) (2)	RSU Awards (number of units) (#) (1)	RSU Awards (Target Grant Value) ($) (2)
Ms. Tejada	388,306	7,000,000	388,306	7,000,000
Mr. Wilson	74,887	1,350,000	174,737	3,150,000

(1) The number of units subject to the PSU awards and the RSU awards was determined by dividing (i) the PSU award target grant value or the RSU award target grant value, as applicable, by (ii) the average of the closing price of our common stock on the NYSE for the 30 trading days before the date of grant, rounded down to the nearest whole number of units. We use an average closing price to determine the number of units, rather than the price of our common stock on the date of grant, to mitigate the impact of one-day or short-term stock price fluctuations. Each unit granted pursuant to these PSU awards and RSU awards represents a contingent right to receive one share of our common stock for each unit that is earned and/or vests.

(2) Target grant value represents the value used by our Compensation Committee to calculate the number of units subject to each NEO's equity awards at the target performance level. This target total value differs from the values reflected in the Summary Compensation Table for fiscal 2026 for several reasons, including how we determine the number of units, as described in the footnote above. The values in the Summary Compensation Table for fiscal 2026 represent the aggregate grant date fair value of each NEO's equity awards calculated in accordance with the Financial Accounting Standard Board's Accounting Standard Codification Topic 718 based on the single day closing price of our common stock on the date of grant and, for the PSU awards, assuming the probable outcome of the applicable performance condition.

The PSU awards granted to our NEOs in April 2025 would vest, if at all, based on our achievement of a rigorous performance condition, and based on each NEO's Continuous Service (as defined in the 2019 Equity Plan) through a three-year time-based vesting schedule.

DESIGN OF FISCAL 2026 EQUITY AWARDS

PSU Awards

Performance Metric. A percentage of the target units in each NEO's PSU grant (the "Target PSUs") ranging from 0% to 200% were to become eligible to vest on the PSU certification date based on our level of achievement of the GAAP revenue performance target (weighted at 100%) (the "Revenue Performance Target") over the period from February 1, 2025 to January 31, 2026. For purposes of the 2026 PSU awards, revenue meant our GAAP revenue as defined in our Annual Report on Form 10-K as filed with the SEC for fiscal 2026. Performance against the Revenue Performance Target was determined as follows:

Revenue	Revenue ($M)	Number of Eligible PSUs (% of Total Target PSUs)
Less than 99.3% of the Revenue Performance Target (Below Threshold)	<500	0 %
99.3% of the Revenue Performance Target (Threshold)	500	50 %
100.0% of the Revenue Performance Target ("Target")	503.5	100 %
100.7% of the Revenue Performance Target (Level 3)	507	140 %
102.1% of the Revenue Target ("Maximum")	514	200 %

Our Compensation Committee set an ambitious Revenue Performance Target in early fiscal 2026. We used a single year as the measurement period because we operate in a dynamic and fast-moving industry environment, which makes it difficult to set reliable, longer-term performance targets. Annual goal-setting allows us to incentivize consistent year-over-year performance and support long-term growth objectives.

PagerDuty 34 2026 Proxy Statement

The number of units actually eligible to vest based on performance against the Revenue Performance Target are the "Eligible PSUs." If achievement was between the various achievement levels shown in the table above, then the resulting number of Eligible PSUs was to be linearly interpolated between such levels set forth in the table above. Any units that did not become Eligible PSUs on the PSU award certification date were to immediately terminate and be forfeited.

Time-Based Vesting Condition. To foster alignment with the long-term interests of our stockholders, earned PSU shares, if any, are subject to a three-year time-based vesting requirement. Thirty-three percent of the aggregate number of Eligible PSUs were to vest on April 2, 2026, the first anniversary of the date of grant of the PSU award, and the remainder of the Eligible PSUs were to vest in eight equal quarterly installments on each of January 2nd, April 2nd, July 2nd, and October 2nd, subject to an NEO's Continuous Service through each applicable vesting date.

Our fiscal 2026 PSU awards are also subject to potential acceleration, as further described in "Executive Compensation—Potential Payments Upon Termination or Change in Control" below.

RSU Awards

In the case of the RSU awards granted in April 2025 to our NEOs, 1/12th of the total number of units subject to the awards were to vest on each quarterly anniversary of April 2, 2025, subject to an NEO's Continuous Service through each applicable vesting date.

RESULTS OF FISCAL 2026 PSU AWARDS

On March 18, 2026, our Compensation Committee reviewed our actual performance against the financial goal that it set for fiscal 2026 and certified that we achieved revenue of $492.5 million, which translated to a 97.8% attainment level resulting in a payment percentage of 0%. As shown in the foregoing table, 0% of the Target PSUs granted to our NEOs became Eligible PSUs, and as a result, the number of shares of our common stock awarded to each of our NEOs for fiscal 2026 were as follows:

NEO	Eligible PSUs Earned (#)	Percentage of Target PSU (%)
Ms. Tejada	0	0.0 %
Mr. Wilson	0	0.0 %

The equity awards granted to our NEOs during fiscal 2026 are shown in the "Summary Compensation Table for Fiscal Year 2026" and the "Grants of Plan-Based Awards in Fiscal Year 2026" table below under the heading "Executive Compensation."

Welfare and Health Benefits

We maintain a tax-qualified defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), that provides eligible U.S. employees, including our NEOs, with an opportunity to save for retirement on a tax-advantaged basis (the "Section 401(k) Plan"). Eligible employees may defer eligible compensation on a pre-tax and/or post-tax basis, up to the statutory annual limits on contributions under the Code. Employee contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Participants are immediately and fully vested in their contributions.

Our Section 401(k) Plan provides for discretionary matching of employee contributions. For fiscal 2026, we made employer matching contributions of up to two percent of each participant's employee contributions of eligible wages during the period as defined in the Section 401(k) Plan.

Additional benefits offered to all employees, including our NEOs, include medical, dental, and vision insurance, business travel insurance, an employee assistance program, enhanced mental health benefits through Headspace Care, a mental health benefit, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, commuter benefits, and a monthly electronics allowance.

We design our employee benefits programs to be cost-effective, scalable, and competitive relative to the market, and to comply with applicable laws.

PagerDuty **35** 2026 Proxy Statement

Perquisites and Other Personal Benefits In general, we do not provide significant perquisites or other personal benefits to our NEOs except as generally made available to our employees, or in special circumstances where our Compensation Committee believes it is appropriate to assist an employee in the performance of his or her duties, to make him or her more efficient and effective, or for recruitment and retention purposes. We offer our NEOs certain health and life insurance, and payment of certain transportation costs, and corporate travel fee costs when our Compensation Committee determines that such arrangements are appropriate and consistent with our business objectives. In fiscal 2026, none of our NEOs received perquisites or other personal benefits in amounts equal to or greater than $25,000. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described above. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation Committee. Employment Arrangements We have entered into a written amended and restated employment offer letter with Ms. Tejada, which was most recently amended in October 2023 (the “Tejada Letter”) and into a confirmatory employment agreement with Mr. Wilson. Each of these arrangements was approved by our Board or Compensation Committee. We believe that these arrangements were necessary to retain Ms. Tejada and Mr. Wilson. Each of our NEO employment arrangements provides for “at will” employment and includes initial compensation arrangements, including an initial base salary, a target annual short-term incentive compensation opportunity, eligibility to participate in our employee benefit programs, and severance payments and benefits upon a qualifying termination of employment. Each of our NEOs has executed a form of our standard proprietary information and inventions assignment agreement. Under the terms of the Tejada Letter, Ms. Tejada is eligible to receive certain specified severance payments and benefits in connection with certain terminations of her employment, including in connection with a change in control of our Company. This post-employment compensation arrangement is discussed in “Executive Compensation – Potential Payments upon Termination or Change in Control” below. Mr. Wilson’s Retirement We entered into a transition agreement with Mr. Wilson in February 2026 in connection with Mr. Wilson’s planned retirement. The transition agreement provides for Mr. Wilson’s continued employment in the position of CFO until a new CFO begins employment, and for Mr. Wilson’s continued full-time employment thereafter as a strategic advisor (in a non-officer capacity) until no later than February 28, 2027. The transition agreement provides that Mr. Wilson’s annual salary in that strategic advisor role is anticipated to be $475,000. Mr. Wilson’s employment with the Company will remain “at-will” and may be terminated by the Company or Mr. Wilson at any time. Mr. Wilson’s retirement and planned transition to strategic advisor does not constitute an event giving rise to the payment of severance under our Severance Policy (as described below) or otherwise. While Mr. Wilson continues employment with us, his equity awards will continue to remain outstanding and vest under applicable governing plan documents. For detailed descriptions of the employment arrangements we maintained with our NEOs during fiscal 2026, see “Executive Compensation – Potential Payments upon Termination or Change in Control” below. SEVERANCE AND CHANGE IN CONTROL BENEFITS Mr. Wilson is eligible to participate as a Tier 2 participant in our Amended and Restated Executive Severance and Change in Control Policy (the “Severance Policy”). The Severance Policy provides certain designated employees, including Mr. Wilson, with severance payments and benefits in the event of certain terminations of employment, including an involuntary termination following a change in control of our Company. This Severance Policy (and the severance benefits under the Tejada Letter) provide reasonable compensation to our executive officers if they leave our employ under certain circumstances. We also believe that these arrangements help maintain our executive officers’ focus on stockholder value if a potential transaction involves a change in control of our Company. PagerDuty 36 2026 Proxy Statement

Under the Tejada Letter and the Severance Policy, all payments and benefits in the event of a change in control of our Company are payable only if there is a subsequent loss of employment by the executive officer (a “double-trigger” arrangement) or in the case of acceleration of RSU awards, upon a change in control if the acquiring company refuses to assume, continue, or substitute for a specified per-share amount the outstanding awards. Our fiscal 2026 PSU awards are also subject to potential acceleration, as further described in “Executive Compensation – Potential Payments Upon Termination or Change in Control” below. The Severance Policy will remain in effect until October 30, 2026 (subject to automatic renewal), except that if, on the date the Severance Policy is set to expire, we have entered into an agreement that would cause a change in control of our Company, the Severance Policy will remain in effect until the closing of the transaction constituting the change in control. If any of the payments or benefits provided by the Tejada Letter and the Severance Policy or otherwise payable to an executive officer would constitute a “parachute payment” within the meaning of Section 280G of the Code, the executive officer would receive either full payment of such payments and benefits or a lesser amount that would cause no portion of the payments and benefits being subject to the excise tax, whichever results in the greater after-tax benefits to him or her. We do not use excise tax reimbursement payments (or “gross-ups”) relating to a change in control of our Company and have no such obligations in place with respect to any of our executive officers, including our NEOs. The receipt of severance payments and benefits upon a qualifying termination of employment under the Tejada Letter and the Severance Policy is contingent upon each NEO signing and not revoking a general release of claims in favor of our Company. Under the Tejada Letter, in Ms. Tejada’s receipt of severance payments and benefits is contingent on her resignation from our Board and her returning all Company property in her possession. We believe that reasonable and competitive post-employment compensation arrangements following a change in control of our Company is essential to attracting and retaining highly qualified executive officers. The Compensation Committee does not consider the specific amounts payable under the post-employment compensation arrangements when determining the annual target total direct compensation for our executive officers. We do believe, however, that these arrangements are necessary to offer competitive compensation packages. For a summary of the post-employment compensation arrangements we maintained with our NEOs during fiscal 2026, and an estimate of the potential payments and benefits that they would have been eligible to receive if a hypothetical change in control or other trigger event had occurred on January 31, 2026, see “Executive Compensation — Employment Agreements with our Named Executive Officers” and “Executive Compensations – Potential Payments Upon Termination or Change in Control” below. OTHER COMPENSATION POLICIES Compensation Recovery Policy We maintain the PagerDuty, Inc. Incentive Compensation Recoupment Policy (the “Clawback Policy”) which complies with Exchange Act Rule 10D-1 and the applicable NYSE listing standards (the “Final Clawback Rules”). The Clawback Policy requires prompt recovery of erroneously awarded incentive-based compensation from our current and former executive officers (as defined in Exchange Act Rule 10D-1) if we are required to prepare an accounting restatement. That compensation recovery applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, our Board may recover from the current and former executive officers erroneously awarded incentive-based compensation received within a look-back period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement. The Clawback Policy applies to all incentive-based compensation received on or after October 2, 2023. Furthermore, if we are required to restate our financial results due to material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our CEO and CFO may be legally required to reimburse our Company for any bonus or other incentive-based or equity-based compensation they receive, in accordance with section 304 of the Sarbanes-Oxley Act of 2002. PagerDuty 37 2026 Proxy Statement

Insider Trading Policy We have adopted an Insider Trading Policy governing the purchase and sale of the Company’s securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations. A copy of our insider trading policy is filed as Exhibit 19.1 to our Annual Report. Hedging and Pledging Prohibitions Our Insider Trading Policy prohibits all employees, and the non-employee members of our Board, from engaging in derivative securities or hedging transactions. This prohibition extends to publicly traded options, such as puts and calls, and other derivatives of our securities (other than compensatory equity awards issued to our employees and the non-employee members of our Board). This includes any hedging or similar transaction designed to decrease the risks associated with holding our common stock. Similarly, our Insider Trading Policy prohibits our employees (including our officers) and the non-employee members of our Board from using our securities as collateral for loans, pledging our securities as collateral for loans or holding our common stock in a margin account. Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information We generally grant equity awards on fixed dates determined in advance. Our Compensation Committee (or an authorized delegate) approves all equity awards on or before the grant date. Our Compensation Committee generally reviews executive compensation annually, and determines performance goals and target compensation for our NEOs, before granting them equity awards. Accordingly, annual equity awards are typically granted in April of each fiscal year to our NEOs and other eligible employees. On limited occasions, the Compensation Committee may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention or other purposes. From time to time, we grant stock options to our employees and consultants. We have not granted stock options to our NEOs since 2019. In fiscal 2026, the Compensation Committee delegated authority to the Chief Executive Officer to grant RSUs or stock options to employees and consultants who are not officers or directors of the Company or direct-reports to the Chief Executive Officer within certain specified limits, as further described above under “Compensation Committee Processes and Procedures.” Equity awards granted by our Compensation Committee or pursuant to this delegation are made on regular, predetermined grant dates regardless of whether there is any material non-public information about the Company on such dates, and such grant dates are not specifically timed in relation to the Company’s disclosure of material non-public information. We do not grant equity awards in anticipation of the release of material non-public information, and we do not time the release of material non-public information for the purpose of affecting the value of executive compensation. We have no information to disclose pursuant to Item 402(x)(2) of Regulation S-K. PagerDuty 38 2026 Proxy Statement

Tax and Accounting Considerations We consider tax and accounting requirements in designing and operating our executive compensation program. DEDUCTIBILITY OF EXECUTIVE COMPENSATION Under Section 162(m) of the Code (“Section 162(m)”), compensation paid to each of our “covered employees” (including our NEOs) that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for (i) certain grandfathered exceptions (including the “performance-based compensation” exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date. Although our Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors and retains the flexibility to provide compensation for our executive officers, including our NEOs, consistent with the goals of our executive compensation program and the best interests of our Company and our stockholders, which may include providing for compensation that is not deductible by us due to the deduction limit under Section 162(m). Our Compensation Committee also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with our business needs. ACCOUNTING FOR STOCK-BASED COMPENSATION Our Compensation Committee considers accounting issues in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is Financial Accounting Standards Board Accounting Standard Codification Topic 718 (“ASC Topic 718”), the standard which governs the accounting treatment of certain stock-based compensation. Among other things, ASC Topic 718 requires us to record compensation expense in our income statement for all equity awards granted to our executive officers and other employees. This compensation expense is based on the grant date “fair value” of the equity award and will be recognized ratably over the award’s requisite service period (which, generally, will correspond to the award’s vesting schedule), with the exception of PSU awards which are recognized using the accelerated attribution method. The Company accounts for forfeitures as they occur. This compensation expense is also reported in the compensation tables below, even though recipients may never realize any value from their equity awards. COMPENSATION RISK ASSESSMENT Our Compensation Committee has reviewed our compensation policies and practices, in consultation with Compensia, to assess whether they encourage employees to take inappropriate risks. Following this review, the Compensation Committee concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on our Company. PagerDuty 39 2026 Proxy Statement

Compensation Committee Report* The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the “CD&A”) contained in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to our Board that the CD&A be included in this Proxy Statement and incorporated into our Form 10-K for the fiscal year ended January 31, 2026. Respectfully submitted by the members of the Compensation Committee: Zachary Nelson (Chair) Bonita Stewart Rathi Murthy *The material in this report is not “soliciting material,” is furnished to, but not deemed “filed” with, the Commission and is not deemed to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, other than our Annual Report on Form 10-K, where it shall be deemed to be “furnished,” whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. PagerDuty 40 2026 Proxy Statement

Executive Compensation

Summary Compensation Table for Fiscal Year 2026

The following table presents all of the compensation awarded to or earned by or paid to our NEOs for the fiscal years ended January 31, 2026, 2025 and 2024.

Name	Fiscal Year	Salary ($)	Bonus ($)	Options Awards ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Jennifer Tejada Chief Executive Officer	2026	600,000	—	—	14,219,766	347,760	100,502	15,268,028
	2025	600,000	—	—	18,666,881	502,500	21,626	19,791,007
	2024	600,000	—	—	18,910,576	297,360	14,545	19,822,481
Howard Wilson Chief Financial Officer	2026	471,814	—	—	4,570,615	205,139	58,445	5,306,013
	2025	455,882	—	—	4,200,031	267,261	16,946	4,940,120
	2024	455,882	—	—	6,684,967	158,155	15,091	7,314,095

(1) The amounts reported represent the aggregate grant date fair value of the RSU awards, and PSU awards, as applicable, granted to the NEO in the fiscal years ended January 31, 2026, 2025 and 2024, calculated in accordance with ASC Topic 718. Such aggregate grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock awards reported in this column are set forth in Note 11 to our audited consolidated financial statements included in our Form 10-K. With respect to PSUs granted in fiscal 2026, the grant date fair value in the table above is calculated in accordance with ASC Topic 718 and is based on the probable outcome of the relevant performance condition. The grant date fair value of the PSUs, assuming achievement of the maximum level of performance is $14,219,766 for Ms. Tejada and $2,742,362 for Mr. Wilson. The amounts reported in this column reflect the accounting cost for these stock awards, and do not correspond to the actual economic value that may be received by the NEOs upon vesting of the awards.

(2) The amounts reported represent the NEO's total cash incentive bonuses earned for the fiscal year ended January 31, 2026, 2025 and 2024, as described above under "Compensation Elements—Target Bonus Amounts," and paid in fiscal 2027, 2026, and 2025, respectively.

(3) The amounts reported for fiscal year ended January 31, 2026 include (i) driver services for Ms. Tejada, (ii) matching 401(k) contributions for Ms. Tejada and Mr. Wilson, (iii) group term life insurance for Ms. Tejada and Mr. Wilson, (iv) Company parking for Ms. Tejada and Mr. Wilson, (v) amounts paid for Ms. Tejada and Mr. Wilson for accrued and unpaid vacation and (vi) a Company paid conference for Ms. Tejada's spouse.

PagerDuty 41 2026 Proxy Statement

Grants of Plan-Based Awards in Fiscal Year 2026

The following table shows, for the fiscal year ended January 31, 2026, certain information regarding grants of plan-based awards to our NEOs:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)				
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Jennifer Tejada	—		300,000	600,000	1,200,000					
	4/2/2025	3/28/2025				194,153	388,306	776,612		7,109,883
	4/2/2025	3/28/2025							388,306(4)	7,109,883
Howard Wilson	—		178,125	356,250	712,500					
	4/2/2025	3/27/2025				37,444	74,887	149,774		1,371,181
	4/2/2025	3/27/2025							174,737(4)	3,199,434

(1) These amounts reflect the threshold, target, and maximum non-equity incentive cash bonus amounts for performance for the fiscal year ended January 31, 2026 for each of our NEOs, pursuant to the Fiscal 2026 Bonus Plan. These amounts do not necessarily correspond to the actual amounts that were received by our NEOs. Target bonuses were set as a percentage of each NEO's base salary for the fiscal year ended January 31, 2026, and were 100% for Ms. Tejada and 75% for Mr. Wilson, as further described in "Compensation Discussion and Analysis" above.

(2) Amounts in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the fiscal 2026 PSUs that were granted on April 2, 2025, and are eligible to vest based on the achievement of the revenue performance target during the one year performance period. The amounts shown in the Threshold column reflect the PSUs earned if the minimum corporate performance metric is met and is 50% of the amounts shown under the Target column, based on minimum achievement of the revenue performance target at 99.3% of target. The amounts shown in the Target column reflect the PSUs earned if the corporate performance metric is at target. The amounts shown in the Maximum column reflect the PSUs earned if the maximum corporate performance metric is met and is 200% of the amounts shown under the Target column, based on maximum achievement of the revenue performance target at 102.1% of target. In addition, once earned, the PSU shares vest over three years, subject to continuous service. On March 18, 2026, our Compensation Committee reviewed our actual performance against the financial goal that it set for fiscal 2026 and certified that we achieved revenue of $492.5 million, which translated to a 97.8% attainment level resulting in a payment percentage of 0%.

(3) Amounts shown represent the aggregate grant date fair value of the equity awards, which includes RSUs and target PSUs, granted to our NEOs, computed in accordance with ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in the calculation of these amounts are described in Note 11 to our audited consolidated financial statements included in our Form 10-K. These amounts may not correspond to the actual value that may be recognized by our NEOs. Material terms of plan-based awards, including criteria used in determining amounts payable and vesting of awards, are further discussed in "Compensation Discussion and Analysis" above.

(4) The amounts represent RSU awards that vest ratably every quarter over three years with the first vest occurring on July 2, 2025, subject to continuous service.

PagerDuty 42 2026 Proxy Statement

Outstanding Equity Awards as of January 31, 2026

The following table presents the outstanding equity incentive plan awards held by each of our NEOs as of January 31, 2026.

		Option Awards[(1)]				Stock Awards[(1)]			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(2)]	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested ($)[(2)]
Jennifer Tejada Chief Executive Officer	4/2/2025	—	—	—	—	291,230 (3)	3,087,038	388,306 (5)	4,116,044
	4/2/2024	—	—	—	—	317,119 (3)	3,361,461	—	—
	4/2/2023	—	—	—	—	20,505 (4)	217,353	—	—
	4/2/2022	—	—	—	—	19,440 (4)	206,064	—	—
	3/8/2019 (6)	814,000	—	14.52	3/8/2029	—	—	—	—
	7/10/2018 (6)	713,084	—	7.43	7/9/2028	—	—	—	—
	7/22/2016 (6)	862,448	—	2.00	7/21/2026	—	—	—	—
Howard Wilson Chief Financial Officer	4/2/2025	—	—	—	—	131,053 (3)	1,389,162	74,887 (5)	793,802
	4/2/2024	—	—	—	—	75,186 (3)	796,972	—	—
	4/2/2023	—	—	—	—	10,526 (4)	111,576	—	—
	4/2/2022	—	—	—	—	9,526 (4)	100,976	—	—
	3/8/2019 (6)	220,000	—	14.52	3/8/2029	—	—	—	—
	7/10/2018 (6)	112,084	—	7.43	7/9/2028	—	—	—	—

(1) All option and stock awards listed in this table were granted pursuant to the 2010 Stock Plan or the 2019 Equity Plan and are subject to acceleration of vesting as described in "—Employment Agreements with our NEOs " or "—Potential Payments upon Termination or Change in Control" below.

(2) This column represents the market value of the shares of our common stock underlying the stock awards as of January 30, 2026, based on the closing price of our common stock, as reported on the NYSE, of $10.60 per share on January 30, 2026.

(3) The shares underlying the stock RSU awards granted on April 2, 2024 shall vest in 1/12 quarterly installments, commencing three months after the grant date, subject to continuous service through each such date. The shares underlying the stock PSU awards granted on April 2, 2024 vest as follows: thirty-three percent of the aggregate number of Eligible PSUs vest on the first anniversary of the date of grant of the PSU award (the "First Vest Date"), and the remainder of the Eligible PSUs will vest in eight equal quarterly installments on each of July 2nd, October 2nd, January 2nd, and April 2nd, subject to the NEO's Continuous Service as of the First Vest Date and each subsequent vesting date.

(4) The shares underlying the stock award shall vest in 1/16 quarterly installments, commencing three months after the grant date, subject to continuous service through each such date.

(5) Each PSU granted represents a contingent right to receive one share of our common stock for each unit that is earned. The units subject to the PSU award vests, if at all, based upon both (i) a pre-established, rigorous performance metric (that is based on Revenue) and (ii) each NEO's Continuous Service (as defined in the 2019 Equity Plan) through the following time-based vesting schedule: Thirty-three percent of the aggregate number of Eligible PSUs vest on the first anniversary of the date of grant of the PSU award (the "First Vest Date"), and the remainder of the Eligible PSUs will vest in eight equal quarterly installments on each of July 2nd, October 2nd, January 2nd, and April 2nd, subject to the NEO's Continuous Service as of the First Vest Date and each subsequent vesting date. For PSU awards granted on April 2, 2025, 0% of such PSUs became eligible due to the attainment of 97.8% of the performance target. While the number of PSUs reported reflect target achievement of the performance metrics in accordance with SEC disclosure rules, all fiscal 2026 PSUs were forfeited after January 31, 2026.

(6) The option is fully vested as of January 31, 2025.

PagerDuty 43 2026 Proxy Statement

Option Awards Stock Awards Name Number of Shares Acquired on Exercise (#) Value Realized on Exercise ($)(1) Number of Shares Acquired on Vesting (#) Value Realized on Vesting ($)(2) Jennifer Tejada — — 470,661 7,284,135 Howard Wilson — — 181,130 2,812,220 (1) The value realized on exercise represents the difference between the exercise price per share of the stock option and the market price of our common stock at the time of exercise. The value realized was determined without considering any taxes that may have been owed. (2) The value realized upon vesting of restricted stock units is calculated by multiplying the number of shares vested by the closing price of our common stock on the vest date. Employment Agreements with our Named Executive Officers Below are descriptions of our employment agreements with our NEOs. The agreements generally provide for at-will employment and include the NEO’s initial base salary, target annual bonus opportunity, eligibility for employee benefits, and severance benefits upon a qualifying termination of employment. Each of our NEOs has also signed our standard form of proprietary information and inventions assignment agreement. The key terms of the employment agreements with our NEOs are described below. JENNIFER TEJADA The Tejada Letter provides the terms and conditions of Ms. Tejada’s employment with us. The Tejada Letter has no specific term and provides for at-will employment. The Tejada Letter supersedes all prior agreements and understandings Ms. Tejada may have had concerning her employment relationship with us. Ms. Tejada’s annual base salary as of January 31, 2026 was $600,000 with a target annual bonus opportunity of $600,000. Ms. Tejada is eligible to participate in benefit plans and arrangements made available to all of our full-time employees, subject to the terms of such plans. Pursuant to the Tejada Letter, if Ms. Tejada’s equity awards subject to time-based vesting and granted before a change in control transaction (as defined in her amended and restated offer letter) are not assumed, substituted, continued or canceled for a per-share amount payable to holders of common stock (less any applicable per-share exercise price payable upon exercise of such equity award) in connection with the change in control transaction, 100% of the then-unvested shares subject to such equity awards will vest immediately before the change in control transaction, contingent on the closing of that transaction. Under the Tejada Letter, if Ms. Tejada’s employment is terminated other than for “cause,” she resigns for “good reason,” or her employment terminates due to her death or “disability” (as those terms are defined in the Tejada Letter), in each case, during the period from three months before until 24 months after a “change in control transaction” (such period for the purposes of the Tejada Letter, the “change in control transaction period”), Ms. Tejada will be eligible to receive the following severance benefits (less applicable tax withholdings): (i) a lump sum cash amount equal to one and one-half times the sum of her annual base salary and target annual bonus opportunity, plus an additional $12,000; (ii) 100% accelerated vesting and exercisability, as applicable, of all of her outstanding equity awards subject to time-based vesting; (iii) a lump sum cash amount equal to a prorated amount of her target annual bonus opportunity; and (iv) payment or reimbursement of premiums to continue group health coverage under COBRA (as defined below) for 18 months. Stock Option Exercises and Stock Vested in Fiscal Year 2026 The following table shows for the fiscal year ended January 31, 2026, option exercises and stock vested during the last fiscal year with respect to our NEOs: PagerDuty 44 2026 Proxy Statement

Under the Tejada Letter, if Ms. Tejada’s employment is terminated other than for “cause”, she resigns for “good reason”, or her employment terminates due to her death or “disability” any time other than during the “change in control transaction period” (such terms defined in the Tejada Amended and Restated Offer Letter), Ms. Tejada will be eligible to receive the following severance benefits (less applicable tax withholding): (i) a lump sum cash amount equal to the sum of her annual base salary and her target annual bonus opportunity, plus an additional $12,000; (ii) accelerated vesting and exercisability, as applicable, of each of her outstanding equity awards subject to time-based vesting with respect to a number of shares equal to 50% of the number of shares originally subject to the equity award; (iii) a lump sum cash amount equal to a prorated amount of her target annual bonus opportunity; and (iv) payment or reimbursement of the premiums to continue group health coverage under COBRA for up to 12 months. To receive the severance benefits above upon a qualifying termination, Ms. Tejada must timely (i) resign from our Board, (ii) sign and not revoke a general release of claims in our favor, and (iii) return all of our property in her possession. If any of the payments provided for under the Tejada Letter or otherwise payable to Ms. Tejada would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax under Section 4999 of the Internal Revenue Code, then she will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to her. The Tejada Letter does not require us to provide any tax gross-up payments to her. HOWARD WILSON On November 22, 2025, Mr. Wilson notified us of his intention to retire as CFO. On February 1, 2026, we entered into a transition agreement with Mr. Wilson, under which it is anticipated that Mr. Wilson will continue as CFO until the commencement of employment of a new CFO, after which time it is anticipated that Mr. Wilson will continue full-time employment with the Company in a non-officer capacity as a strategic advisor until no later than February 28, 2027. The transition agreement provides that Mr. Wilson’s annual salary as strategic advisor is anticipated to be $475,000. Mr. Wilson’s equity awards will continue to remain outstanding and vest under the existing terms and conditions of the governing plan documents and applicable equity agreements. While he remains CFO, Mr. Wilson’s employment continues to be governed by the terms of his confirmatory employment agreement with us . The confirmatory employment agreement has no specific term and provides for at-will employment. Mr. Wilson’s annual base salary as of January 31, 2026 was $475,000 with a target annual bonus opportunity of $356,250. While he remains CFO, Mr. Wilson continues to be eligible to participate in benefit plans and arrangements made available to all our full-time employees also remains eligible to receive severance benefits upon certain qualifying terminations of his employment, as more fully described below under “—Potential Payments upon Termination or Change in Control.” Mr. Wilson’s retirement and planned transition to strategic advisor do not constitute events giving rise to the payment of severance under our Severance Policy (as described below) or otherwise. Potential Payments upon Termination or Change in Control We maintain the Severance Policy for the benefit of Mr. Wilson and certain other executives (other than Ms. Tejada) and key employees, which was most recently amended in October 2023. Under the Severance Policy, if we terminate the employment of Mr. Wilson other than for “cause”, or Mr. Wilson resigns for “good reason” (such terms as defined in the Severance Policy), in each case, during the period from three months before until 18 months following a “change in control” (as defined in the Severance Policy and such period for the purposes of the Severance Policy, the “change in control period”), Mr. Wilson will be eligible to receive the following severance benefits (less applicable tax withholdings): (i) a lump sum cash amount equal to the sum of the participant’s annual base salary and target annual bonus opportunity; (ii) a lump sum cash amount equal to a prorated amount of target annual bonus opportunity; (iii) continuation of health plan benefits at no cost under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for up to 12 months, and (iv) 100% of then outstanding and unvested equity awards that are subject to time-based vesting will fully vest and, as applicable, be exercisable. Further, under the Severance Policy, if Mr. Wilson is terminated other than for “cause” any time other than during the change in control period, he will be eligible to receive the following severance benefits (less applicable tax withholding): (i) a lump sum cash amount equal to one-half times the sum of the participant’s annual base salary and target annual bonus opportunity and (ii) continuation of health plan benefits at no cost under COBRA for up to six months. PagerDuty 45 2026 Proxy Statement

If equity awards held by Mr. Wilson that are subject to time-based vesting and granted before a change in control are not assumed, substituted, continued, or canceled for a per-share amount payable to holders of common stock, less any applicable per-share exercise price payable upon exercise of such equity award, in connection with the change in control, 100% of the then-unvested shares subject to such equity awards will vest immediately before the change in control, contingent upon such transaction. To receive the severance benefits above upon a qualifying termination, Mr. Wilson must sign and not revoke a general release of claims in our favor by the deadline set forth in the Severance Policy. If any of the payments provided for under the Severance Policy or otherwise payable to Mr. Wilson would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax under Section 4999 of the Internal Revenue Code, then he will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. The Severance Policy does not require us to provide any tax gross-up payments to Mr. Wilson or any other participant. The Severance Policy will remain in effect until October 30, 2026 (subject to automatic renewal), except if on the date the Severance Policy is set to expire we have entered into an agreement that would cause a change in control to occur, then the Severance Policy will remain in effect until the 18 month anniversary of the consummation of the transaction constituting a change in control. Ms. Tejada is not eligible to participate in the Severance Policy and is only eligible to receive potential termination or change in control payments pursuant to her second amended and restated employment agreement, as described in “—Employment Agreements with our NEOs—Jennifer Tejada.” In addition, all options and RSUs granted under our 2019 Equity Plan and our 2010 Stock Plan provide that they will fully accelerate in the event of the holder’s termination due to death. Pursuant to the terms of our fiscal 2026 PSU awards, in the event of the holder’s termination due to death before certification, the number of Eligible PSUs will be determined by the Compensation Committee based on achievement of the performance target, and such Eligible PSUs will become fully vested. In the event of the holder’s termination due to death upon or after certification, the Eligible PSUs will fully accelerate. In the event of a change in control during the performance period, the target number of PSUs relating to the Revenue Performance Target will become Eligible PSUs. If a change in control occurs when there are any Eligible PSUs (including any PSUs that became Eligible PSUs as a result of the change in control), such Eligible PSUs will continue to vest in accordance with the time-based schedule, subject to potential acceleration pursuant to the Severance Policy terms or, with respect to Ms. Tejada, pursuant to her amended and restated employment agreement terms, applicable to time-based vesting awards. In addition, upon Ms. Tejada’s involuntary termination (as defined in her amended and restated employment agreement) excluding death (a) if before certification, any outstanding PSUs will remain eligible to become Eligible PSUs on the certification date, with any resulting Eligible PSUs eligible for the vesting acceleration that applies to time-based vesting awards under her employment agreement or (b) if following certification, the Eligible PSUs then-outstanding will be eligible for the vesting acceleration that applies to time-based vesting awards under her employment agreement. The following table summarizes the estimated payments and benefits that would be provided to our NEOs upon termination or a change in control, assuming the triggering event took place on January 31, 2026. Amounts actually received if any of the NEOs cease to be employed will vary based on factors such as the timing during the year of any such event, the Company’s stock price, the listed officer’s age, performance under the terms of applicable PSUs, and any changes to our benefit arrangements and policies. PagerDuty 46 2026 Proxy Statement

NEO	Involuntary Termination of Employment Without Cause Not in Change in Control Period ($)(1)(2)	Involuntary Termination of Employment Due to Death Not in Change in Control Period ($)	Involuntary Termination of Employment Without Cause or Voluntary Resignation for Good Reason Within Change in Control Period ($)(2)	Involuntary Termination of Employment Due to Death Within Change in Control Period ($)	Change in Control Where Awards Are Not Assumed and Executive Remains in Service ($)(9)
Jennifer Tejada					
Severance Payment(3)	1,812,000	1,812,000	2,412,000	2,412,000	—
Value of Benefits(4)	51,357	51,357	77,036	77,036	—
Equity Acceleration(5)(6)	5,842,900	6,871,916	6,871,916	6,871,916	6,871,916
Total	7,706,257	8,735,273	9,360,952	9,360,952	6,871,916
Howard Wilson					
Severance Payment(7)	237,500	237,500	831,250	831,250	—
Value of Benefits(4)	19,948	19,948	39,895	39,895	—
Equity Acceleration(5)(8)	—	2,398,685	2,398,685	2,398,685	2,398,685
Total	257,448	2,656,133	3,269,830	3,269,830	2,398,685

(1) Includes, for Ms. Tejada, a resignation for good reason or involuntary termination due to disability.

(2) Includes, for Ms. Tejada, an involuntary termination due to disability. The Change in Control Period is defined as the period commencing three months before and ending 18 months (or, with respect to Ms. Tejada, 24 months) following a change in control.

(3) $1.8 million represents 12 months of the NEO's annual base salary in effect on January 31, 2026, plus 100% of the NEO's target annual bonus for fiscal year 2026, plus an additional $12,000, plus the prorated amount of annual target bonus opportunity from the beginning of fiscal year to termination date. $2.4 million represents 18 months of the NEO's annual base salary in effect on January 31, 2026, plus 100% of the NEO's target annual bonus for fiscal year 2026, plus an additional $12,000, plus the prorated amount of annual target bonus opportunity from the beginning of fiscal year to termination date.

(4) The amounts in this row reflect the estimated value of future premiums under our health and welfare benefit plans.

(5) The amounts in this row reflect the value of accelerated vesting of RSUs and PSUs. The value of accelerated vesting of RSUs and PSUs was calculated by multiplying the number of shares subject to accelerated vesting under RSU and PSU grants by $10.60, which was the closing market price per share of our common stock on January 30, 2026 (the last trading date before the end of our fiscal year). For PSUs, the performance metrics have been calculated based on actual achievement.

(6) $5.8 million represents the accelerated vesting of 50% of the NEO's unvested RSUs and PSUs as of January 31, 2026. $6.9 million represents the accelerated vesting of 100% of the NEO's unvested RSUs and PSUs as of January 31, 2026.

(7) $237,500 represents six months of the NEO's annual base salary in effect on January 31, 2026. $831,250 represents 12 months of the NEO's annual base salary in effect on January 31, 2026, plus the prorated amount of annual target bonus opportunity from the beginning of fiscal year to termination date.

(8) Represents the accelerated vesting of 100% of the NEO's unvested RSUs and PSUs as of January 31, 2026.

(9) Represents the accelerated vesting of 100% of the NEO's unvested RSUs and PSUs as of January 31, 2026, assuming a change in control transaction occurs and such awards are not assumed, substituted, continued or canceled for a per-share amount payable to holders of common stock, less any applicable per-share exercise price payable upon exercise of such equity award, in connection with the transaction and such NEO's employment continues.

Pension Benefits

Aside from our 401(k) Plan, we do not maintain any pension plan or arrangement under which our NEOs are entitled to participate or receive post-retirement benefits.

PagerDuty 47 2026 Proxy Statement

Non-Qualified Deferred Compensation We do not maintain any non-qualified deferred compensation plans or arrangements under which our NEOs are entitled to participate. Employee Benefit and Stock Plans 2019 EQUITY INCENTIVE PLAN Our Board adopted and our stockholders approved our 2019 Equity Incentive Plan, in March 2019. The 2019 Equity Plan became effective in connection with our IPO and was amended in March 2022 (as amended, the “2019 Equity Plan”). The 2019 Equity Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other stock awards, or collectively, stock awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors, and consultants, and the employees and consultants of our affiliates. Plan Administration. Our Board, or a duly authorized committee of our Board, administers the 2019 Equity Plan. Our Board may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards, and (2) determine the number of shares subject to such stock awards. Under the 2019 Equity Plan, our Board has the authority to determine and amend the terms of awards, including (but not limited to) the recipients; the exercise, purchase, or strike price of stock awards, if any; the number of shares subject to each stock award; the fair market value of a share of our common stock; the vesting schedule applicable to the awards, together with any vesting acceleration; and the form of consideration, if any, payable upon exercise or settlement of the award. In addition, our Board also generally has the authority to effect, with the consent of any adversely affected participant, the reduction of the exercise, purchase, or strike price of any outstanding award; the cancellation of any outstanding stock award and the grant in substitution therefor of other awards, cash, or other consideration; or any other action that is treated as a repricing under generally accepted accounting principles. Non-Employee Director Limitation. The maximum number of shares of common stock subject to awards granted under the 2019 Equity Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to the non-employee director during that year for service on our Board, will not exceed $750,000 in total value (calculating the value of the awards based on the grant date fair value for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our Board, $1,000,000. Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Equity Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Equity Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2019 Equity Plan is equal to three times the aggregate number of shares initially reserved under the 2019 Equity Plan. Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason. PagerDuty 48 2026 Proxy Statement

• stock awards may be assumed by a surviving corporation or acquiring corporation; • if the surviving corporation or acquiring corporation (or its parent company) does not (a) assume or continue such outstanding stock awards, (b) substitute similar awards for such outstanding stock awards, or (c) cancel such outstanding stock awards for a per-share payment, in such form as may be determined by the Board, equal in value, at the effective time of the Corporate Transaction, to the value of property payable to the holders of Common Stock in connection with such Corporate Transaction and reduced, if applicable, for the per-share exercise price payable for such stock award, the vesting of such stock awards will be accelerated in full to a date before the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines; • if surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding stock awards or substitute similar awards for such outstanding stock awards, then with respect to stock awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants (as defined in the 2019 Equity Plan), such stock awards will terminate if not exercised (if applicable) before the occurrence of the Corporate Transaction, subject to certain conditions set forth in the 2019 Equity Plan; • in the event a stock award will terminate if not exercised before the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the stock award (including, at the discretion of the Board, any unvested portion of such stock award), over (2) any exercise price payable by such holder in connection with such exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner in the event of a corporate transaction. In the event of a change in control, awards granted under the 2019 Equity Plan will not receive automatic acceleration of vesting and/or exercisability, although this treatment may be provided for in an award agreement or in any other written agreement between us and the participant. Under the 2019 Equity Plan, a change in control generally will be deemed to occur in the event: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity; (3) a sale, lease, exclusive license, or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; or (4) an unapproved change in the majority of our Board. Performance Stock Unit Awards. A performance stock award is a stock award that is payable (including that may be granted, may vest or may be exercised) contingent upon the attainment during a performance period of certain performance goals. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Board or the Compensation Committee, in its sole discretion. A performance stock award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the performance stock award agreement. Corporate Transactions. The 2019 Equity Plan provides that in the event of certain specified significant corporate transactions including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction (”each, a “Corporate Transaction”), each outstanding award will be treated as the plan administrator determines unless otherwise provided in an instrument evidencing the stock award or other written agreement between us and the award holder. The following will apply to stock awards in such event: PagerDuty 49 2026 Proxy Statement

2019 EMPLOYEE STOCK PURCHASE PLAN Our Board adopted and our stockholders approved our 2019 Employee Stock Purchase Plan (the “ESPP”), in March 2019. The ESPP became effective in connection with our IPO. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees. In addition, the ESPP authorizes grants of purchase rights that do not comply with Section 423 of the Code under a separate non-423 component. In particular, where such purchase rights are granted to employees who are employed or located outside the United States, our Board may adopt rules that are beyond the scope of Section 423 of the Code. Administration. Our Board has delegated its authority to administer the ESPP to our Compensation Committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances. Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our Board, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of: (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase. Corporate Transactions. The ESPP provides that in the event of certain specified significant corporate transactions including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter. 2010 STOCK PLAN Our Board adopted and our stockholders approved our 2010 Stock Plan (the “2010 Plan”) in September 2010. The 2010 Plan has been periodically amended, most recently in July 2018. The 2010 Plan provides for the grant of ISOs to our employees, any parent or certain of our subsidiary companies, and for the grant of NSOs and restricted shares to such employees, our directors, and to consultants engaged by us or any of our subsidiary companies. The 2010 Plan was terminated in connection with our IPO, and all outstanding awards granted under the 2010 Plan remain subject to the terms of the 2010 Plan. Plan Administration. Our Board (referred to as the plan administrator for purposes of the 2010 Plan) administers and interprets the provisions of the 2010 Plan. Under the 2010 Plan, the plan administrator has the authority to, among other things, accelerate the vesting of awards and institute and determine the terms of an option exchange program under which outstanding stock options are exchanged for stock options with a lower exercise price or restricted stock or are amended to decrease the exercise price as a result of a decline in the fair market value of our common stock. Stock Options and Restricted Shares. Stock options and restricted shares granted under the 2010 Plan generally have terms similar to those described above with respect to stock options and restricted shares granted under the 2019 Equity Plan. Corporate Transactions. In the event of a sale of all or substantially all of our assets or a merger, consolidation, or other capital reorganization or business combination of us with or into another corporation, entity, or person, each outstanding option shall either be assumed or an equivalent option or right shall be substituted or terminated in exchange for a payment of cash or other property with respect to vested options, and such payment will be equal to the difference between the exercise price PagerDuty 50 2026 Proxy Statement and the fair market value of the portion of the optioned stock. In the event the option is not assumed, substituted, or exchanged, then each such stock option shall terminate upon the consummation of the foregoing corporate transaction.

401(K) PLAN

We maintain a tax-qualified defined contribution retirement plan under Section 401(k) of the Code (the "Section 401(k) Plan") that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax and/or post-tax basis, up to $24,500 for 2026 (with an additional $8,000 catch-up contribution allowed for participants aged 50 and older). Under SECURE 2.0, for participants 50 and older earning over $150,000 in the prior year, catch up contributions must be made in Roth account. Employee contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. Participants are immediately and fully vested in their contributions. The Section 401(k) Plan is intended to be qualified under Section 401(a) of the Code with the Section 401(k) Plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the Section 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the Section 401(k) Plan. Our Section 401(k) Plan provides for discretionary matching of employee contributions. For fiscal 2026, the employer matching contribution was up to two percent (2%) of each participant's employee contributions of up to two percent (2%) of eligible wages during the period as defined in the Section 401(k) Plan.

Equity Compensation Plan Information

The following table provides information as of January 31, 2026 with respect to the shares of our common stock that may be issued under our existing equity compensation plans. As of January 31, 2026, the Company has two equity compensation plans that have not been approved by our stockholders, the Rundeck, Inc. 2017 Stock Option and Grant Plan, as amended (the "Rundeck Plan"), which we assumed in connection with our acquisition of Rundeck, Inc., and the Jeli, Inc. 2019 Stock Plan, as amended (the "Jeli Plan"), which we assumed in connection with our acquisition of Jeli, Inc.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(1)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)(2)
Equity compensation plans approved by stockholders	11,264,574	10.21	27,142,588
Equity compensation plans not approved by stockholders(3)	—	—	—
Total	11,264,574		27,142,588

(1) The weighted-average exercise price is calculated based solely on outstanding stock options. It does not reflect the shares that will be issued in connection with the settlement of restricted stock units or performance stock units, since these equity awards have no exercise price.

(2) Includes 23,024,478 shares available for future issuance under our 2019 Equity Plan and 4,118,110 shares available for future issuance under our ESPP. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us before vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2010 Plan and the 2019 Equity Plan will be added back to the shares of common stock available for issuance under the 2019 Equity Plan. We no longer make grants under the 2010 Plan. Our 2019 Equity Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each February 1, beginning on February 1, 2020, by 5% of the outstanding number of shares of our common stock on the immediately preceding January 31 or such lesser number of shares as determined by our Compensation Committee. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each February 1, beginning on February 1, 2020, by the lesser of 1,850,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding January 31, or such lesser number of shares as determined by our Compensation Committee. On February 1, 2026, the number of shares available for issuance under our 2019 Equity Plan and our ESPP increased by 4,248,974 shares and 849,794 shares, respectively, pursuant to these provisions. These increases are not reflected in the table above.

(3) Excludes options assumed by the Company in connection with acquisitions. As of January 31, 2026, a total of 11,745 shares of common stock were issuable upon exercise of outstanding stock options. The weighted-average exercise price of those outstanding stock options is $9.15 per share. There are no additional shares available for grant under the Rundeck Plan or the Jeli Plan.

PagerDuty 51 2026 Proxy Statement

Realizable pay is the aggregation of base salary paid, non-equity incentive compensation plan paid, market value of RSUs granted in fiscal year as of fiscal year end, and market value of PSUs (net performance results) granted in fiscal year as of fiscal year end. The majority of Ms. Tejada’s total reported compensation is comprised of long-term incentive compensation in the form of equity awards. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for Ms. Tejada to create value for our stockholders. CEO Pay Ratio As required by Item 402(u) of Regulation S-K, we are disclosing the following information about the relationship of the median of the annual total compensation of all our employees (other than our CEO), and the annual total compensation of our CEO, Ms. Tejada, for Fiscal 2026. CEO PAY RATIO FOR FISCAL 2026 • The median of the annual total compensation of all our employees, excluding our CEO, was $119,703; • The annual total compensation of our CEO, as reported in the Summary Compensation Table for Fiscal Year 2026 included in this Proxy Statement, was $15,268,028; and • The ratio of the annual total compensation of our CEO to the median of the annual total compensation of all our employees was approximately 128 to 1. This ratio is a reasonable estimate calculated consistent with SEC rules. Additional Compensation Matters CEO Reported vs. Realizable Pay Over the past three years, CEO’s annualized realizable pay represented only 51% of total reported compensation. PagerDuty 52 2026 Proxy Statement

METHODOLOGY The methodology and the material assumptions, adjustments and estimates used to identify the median of the annual total compensation of all our employees for fiscal 2026 were based on the following: Our median employee was identified from all full-time, part-time, seasonal, and temporary employees as of January 31, 2026, the last day of our fiscal year (other than our CEO). As of January 31, 2026, we and our consolidated subsidiaries employed approximately 1,155 individuals. We did not include any contractors or other non-employee workers in our employee population. To identify our median employee from our employee population, we calculated the aggregate amount of each employee’s (i) base salary or gross wages, (ii) target bonuses and cash incentives, and (iii) the grant date fair value, calculated in accordance with ASC Topic 718, of equity awards granted, in each case during the period from February 1, 2025 through January 31, 2026, which compensation measure was consistently applied. Amounts under items (i) and (ii) above were annualized for any permanent employees who commenced work during fiscal 2026. We selected the foregoing compensation elements because they represented our principal broad-based compensation elements. Compensation not paid in U.S. dollars was converted to U.S. dollars using the foreign exchange rates in effect as of January 31, 2026. CALCULATION Once we identified our median employee, we then calculated the annual total compensation of this employee for fiscal 2026 in accordance with the requirements of the Summary Compensation Table for Fiscal Year 2026. We determined our CEO’s annual total compensation for fiscal 2026 as reported in our Summary Compensation Table for Fiscal Year 2026. Because SEC rules allow companies to use a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their employee population and compensation practices, the pay ratio reported by other companies may not be comparable to our pay ratio. PagerDuty 53 2026 Proxy Statement

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between the executive compensation actually paid to our NEOs for the fiscal years ended January 31, 2026, January 31, 2025, January 31, 2024, January 31, 2023, and January 31, 2022 and certain aspects of our financial performance. The disclosure in this section is prescribed by Item 402(v) of Regulation S-K and does not necessarily align with how the Company or the Compensation Committee view the link between NEO compensation and the Company's performance. For further information concerning our "pay for performance" philosophy and how we align executive compensation with our performance, please refer to the "Compensation Discussion and Analysis."

PAY VERSUS PERFORMANCE TABLE

					Value of Initial Fixed $100 Investment Based on:			
Fiscal Year	Summary Compensation Table Total for PEO ($)(1)	Compensation Actually Paid to PEO ($)(2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)(3)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)(4)	Total Stockholder Return ($)(5)	Peer Group Total Stockholder Return ($)(6)	Net Income (Loss) (in thousands) ($)(7)	Non-GAAP Operating Margin (%)(8)
2026	15,268,028	1,572,647	5,306,013	1,623,404	21.75	109.99	172,709	24.6 %
2025	19,791,007	13,333,953	4,180,209	2,583,548	38.01	127.47	(43,536)	17.7 %
2024	19,822,501	3,403,555	4,363,951	1,675,545	48.59	96.71	(77,367)	13.1 %
2023	22,717,297	5,284,214	5,818,780	2,306,198	61.13	79.69	(129,225)	0.9 %
2022	13,268,568	(1,510,440)	5,274,403	1,884,137	67.76	97.25	(107,455)	(8.2)%

(1) Represents the amount of total compensation reported for Ms. Tejada (our "PEO") for each covered fiscal year in the "Total" column of the Summary Compensation Table for such fiscal year. Please refer to "Executive Compensation Summary Compensation Table for Fiscal Year 2026."

(2) Represents the amount of executive "compensation actually paid" to our PEO, as computed in accordance with Item 402(v) of Regulation S-K for each covered fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to our PEO's total compensation for each covered fiscal year to determine the compensation actually paid:

Fiscal Year	Reported Summary Compensation Table Total for PEO ($)	Deduct: Reported Value of Equity Awards ($)(a)	Add: Equity Award Adjustments ($)(b)	Compensation Actually Paid to PEO ($)
2026	15,268,028	14,219,766	524,385	1,572,647

(a) These deductions are the amounts listed in the "Stock Awards" column in the Summary Compensation Table and represent the grant date fair value of the equity awards for each covered fiscal year.

PagerDuty 54 2026 Proxy Statement

(b) The equity award adjustments for the covered fiscal year include the addition (or subtraction, as applicable) of the following: (i) addition of the year-end fair value of any equity awards granted in the covered fiscal year that are outstanding and unvested as of the end of the covered fiscal year; (ii) addition of the amount equal to the change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value (whether positive or negative) of any equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year; (iii) addition, for equity awards that are granted and vest in the same covered fiscal year, of the fair value as of the vesting date; (iv) addition, for equity awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the covered fiscal year, of the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value (whether positive or negative); (v) subtraction, for equity awards granted in any prior fiscal year that are determined to fail to meet the applicable vesting conditions during the covered fiscal year, of the amount equal to the fair value at the end of the prior fiscal year; and (vi) addition of the dollar value of any dividends or other earnings paid on stock or option awards in the covered fiscal year before the vesting date that are not otherwise included in the total compensation for the covered fiscal year.

The valuation assumptions used to calculate the fair values of the RSU and PSU awards held by our PEO that vested during or were outstanding as of the end of the covered fiscal year (including the probable outcome of any such awards subject to performance conditions) did not materially differ from those valuation assumptions disclosed at the time of grant.

The amounts deducted or added in calculating the equity award adjustments in accordance with the SEC methodology for determining compensation actually paid are as follows:

Fiscal Year	Year End Fair Value of Equity Awards ($)[i]	Add: Change in Fair Value from the End of the Prior Year to the End of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years ($)	Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in Same Year ($)	Add: Change in Fair Value from the End of the Prior Year to the Vesting Date of Equity Awards Granted in Prior Years that Vested in Covered Year ($)	Deduct: Fair Value at End of Prior Year of Equity Awards that Failed to Meet Vesting Conditions in Covered Year ($)	Add: Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2026	3,087,038	(2,828,024)	1,442,549	(1,177,178)	—	—	524,385

(i) Year-end fair value includes the PSU awards that were granted in April 2025, with an expected payout of 0%.

(3) Represents the average of the amounts of total compensation reported for our named executive officers (our "NEOs") as a group (excluding Ms. Tejada, who has served as our PEO since 2012) for each covered fiscal year in the "Total" column of the Summary Compensation Table for such fiscal year. Please refer to "Executive Compensation – Summary Compensation Table for Fiscal Year 2026." The names of each NEO (excluding our PEO) included for purposes of calculating the average of the amounts of total compensation in each covered fiscal year are as follows: (i) for fiscal year 2026, Howard Wilson, our Chief Financial Officer; (ii) for fiscal year 2025, Howard Wilson, our Chief Financial Officer and Shelley Webb, our former Chief Legal and People Officer (her previous title was Senior Vice President, Legal and General Counsel); (iii) for fiscal year 2024, Howard Wilson, our Chief Financial Officer, David Justice, our former Executive Vice President, Chief Revenue Officer, Shelley Webb, our former Chief Legal and People Officer (her previous title was Senior Vice President, Legal and General Counsel); (iv) for fiscal 2023, Howard Wilson, our Chief Financial Officer, David Justice, our Executive Vice President, Chief Revenue Officer, Shelley Webb, our Senior Vice President, Legal and General Counsel; and Stacey Giamalis, our former Senior Vice President, Legal, General Counsel, and Secretary; and (v) for fiscal 2022, Howard Wilson, our Chief Financial Officer, David Justice, our Executive Vice President, Chief Revenue Officer, and Stacey Giamalis, our Senior Vice President, Legal, General Counsel, and Secretary.

(4) Represents the average of the amount of executive "compensation actually paid" to our NEOs as a group (excluding our PEO), as computed in accordance with Item 402(v) of Regulation S-K for each covered fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average of the total compensation of such NEOs with respect to the covered fiscal year to determine the compensation actually paid, using the same methodology described above in Note 2(b):

Fiscal Year	Average Reported Summary Compensation Table Total for Non-PEO Named Executive Officers ($)	*Deduct:* Average Reported Value of Equity Awards ($)[(a)]	*Add:* Average Equity Award Adjustments ($)[(b)]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)
2026	5,306,013	4,570,615	888,006	1,623,404

(a) These deductions are the amounts listed in the "Stock Awards" column in the Summary Compensation Table and represent the grant date fair value of the equity awards for each covered fiscal year.

PagerDuty 55 2026 Proxy Statement

(b) The valuation assumptions used to calculate the fair values of the RSU and PSU awards held by our NEOs as a group (excluding our PEO) that vested during or were outstanding as of the end of the covered fiscal year (including the probable outcome of any such awards subject to performance conditions) did not materially differ from those valuation assumptions disclosed at the time of grant. The amounts deducted or added in calculating the average equity award adjustments in accordance with the SEC methodology for determining compensation actually paid are as follows: Fiscal Year Average Year End Fair Value of Equity Awards Granted in Covered Year ($)(i) Add: Average Change in Fair Value from the end of the Prior Year to the end of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years ($) Add: Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in Same Year ($) Add: Average Change in Fair Value from the end of the Prior Year to the Vesting Date of Equity Awards Granted in Prior Years that Vested in Covered Year ($) Deduct: Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in Covered Year ($) Add: Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($) Average Equity Award Adjustments ($) 2026 1,389,162 (754,339) 649,142 (395,959) — — 888,006 (i) Year-end fair value includes the PSU awards that were granted in April 2025, with an expected payout of 0%. (5) Total stockholder return (“TSR”) is determined based on an initial fixed investment of $100 on January 31, 2021. Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period. (6) Represents the weighted peer group TSR, weighted according to the respective companies’ stock market capitalization at the beginning of each period for which a return is indicated and includes the reinvestment of dividends. The peer group used for this purpose is the following published industry index: the S&P Software & Services Select Industry Index. (7) The dollar amounts reported represent the amount of net income (loss) reflected in our audited financial statements for each covered fiscal year. (8) As required by Item 402(v) of Regulation S-K, we have determined that “Non-GAAP Operating Margin” is our Company-Selected Measure for fiscal 2026. We define “Non-GAAP Operating Margin” as GAAP operating margin excluding stock-based compensation expense, employer taxes related to employee stock transactions, amortization of acquired intangible assets, acquisition-related expenses, and restructuring costs. We believe that these expenses are not necessarily reflective of operational performance during a period. In particular, we believe the consideration of measures that exclude such expenses can assist in the comparison of operational performance in different periods which may or may not include such expenses. While we use numerous financial and non-financial performance measures for the purpose of evaluating performance for our executive compensation program, we have determined that Non-GAAP Operating Margin is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by us to link compensation actually paid to our PEO and other NEOs, for the most recently completed fiscal year, to our performance. Non-GAAP Operating Margin is one component of our short- term incentive compensation program, as further described in “Compensation Discussion and Analysis” above. Financial Performance Measures As described in greater detail in “Compensation Discussion and Analysis,” our executive compensation program is designed to reflect our variable “pay-for-performance” philosophy. The performance measures that we use for both our short-term and long-term incentive award programs are selected to incentivize our PEO and our other NEOs to increase the value of our enterprise for our stockholders, and are among the most important financial performance measures used by us to link executive compensation actually paid to our PEO and our other NEOs, to our performance for the most recently completed fiscal year. Overall, the most important financial performance measures for the most recently completed fiscal year are as follows: n Non-GAAP Operating Margin n Revenue n ARR PagerDuty 56 2026 Proxy Statement

C o m p e n s a ti o n A c tu a ll y P a id ( $ T h o u s a n d s ) T S R (V a lu e o f In itia l $ 1 0 0 In v e s tm e n t fro m 1 /3 1 /2 0 2 1 ) $(1,510) $5,284 $3,404 $13,334 $1,573$1,884 $2,306 $1,676 $2,584 $1,623 $68 $61 $49 $38 $22 $97 $80 $97 $127 $110 Compensation Actually Paid to PEO Average Compensation Actually Paid to Non-PEO NEOs PagerDuty Total Shareholder Return Peer Group Total Shareholder Return 2022 2023 2024 2025 2026 -5,000 0 5,000 10,000 15,000 $0 $50 $100 $150 REQUIRED DISCLOSURE OF THE RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES As described in “Compensation Discussion and Analysis,” our executive compensation reflects a variable “pay-for- performance” philosophy. While over the years we have used several different performance measures to align executive compensation with our performance, not all of these performance measures are presented in the Pay-Versus-Performance Table. While we generally seek to prioritize long-term performance as our primary incentive for our PEO and our other NEOs, we do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between the information presented in the Pay Versus Performance Table. COMPENSATION ACTUALLY PAID AND COMPANY TSR AND PEER GROUP TSR The graph below compares (i) our TSR and PEO and other NEO compensation actually paid for the five fiscal years beginning with fiscal 2022, and (ii) our cumulative TSR to the cumulative TSR of the selected peer group. Compensation Actually Paid vs. TSR PagerDuty 57 2026 Proxy Statement

C o m p e n s a ti o n A c tu a ll y P a id ( $ T h o u s a n d s ) N e t In c o m e (L o s s ) ($ M illio n s ) $(1,510) $5,284 $3,404 $13,334 $1,573$1,884 $2,306 $1,676 $2,584 $1,623 $(107) $(129) $(77) $(44) $173 Compensation Actually Paid to PEO Average Compensation Actually Paid to Non-PEO NEOs Net Income (Loss) 2022 2023 2024 2025 2026 -5,000 0 5,000 10,000 15,000 (150) (100) (50) 0 50 100 150 200 250 COMPENSATION ACTUALLY PAID AND NET INCOME (LOSS) The graph below compares our net income (loss) and PEO and other NEO compensation actually paid for the five fiscal years beginning with fiscal 2022. Compensation Actually Paid vs. Net Income (Loss) PagerDuty 58 2026 Proxy Statement

C o m p e n s a ti o n A c tu a ll y P a id ( $ T h o u s a n d s ) N o n -G A A P O p e ra tin g M a rg in (% o f R e v e n u e ) $(1,510) $5,284 $3,404 $13,334 $1,573$1,884 $2,306 $1,676 $2,584 $1,623 (8.0)% 1.0% 13.0% 18.0% 24.6% Compensation Actually Paid to PEO Average Compensation Actually Paid to Non-PEO NEOs Non-GAAP Operating Margin 2022 2023 2024 2025 2026 -5,000 0 5,000 10,000 15,000 (20)% (10)% 0% 10% 20% 30% 40% All information provided above under the “Pay Versus Performance” heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference. COMPENSATION ACTUALLY PAID AND NON-GAAP OPERATING MARGIN The graph below compares our Non-GAAP Operating Margin and PEO and other NEO compensation actually paid for the five fiscal years beginning with fiscal 2022. Compensation Actually Paid vs. Non-GAAP Operating Margin PagerDuty 59 2026 Proxy Statement

Security Ownership of Certain Beneficial Owners and Management

The following table shows the ownership of the Company's common stock as of March 31, 2026 (or as of the date otherwise indicated below) by: (i) each director and nominee for director; (ii) each of the executive officers named in "Executive Compensation—Summary Compensation Table for Fiscal Year 2026; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

We have based percentage ownership of our common stock on 84,985,895 shares of our common stock outstanding as of March 31, 2026.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o PagerDuty, Inc., 600 Townsend St., Suite 200, San Francisco, CA 94103.

	Common Stock	
Name of Beneficial Owner	**Number (#)**	**Percentage (%)**
5% Stockholders		
The Vanguard Group, Inc.[1]	12,593,954	14.8
BlackRock, Inc.[2]	7,400,778	8.7
The Goldman Sachs Group, Inc.[3]	4,320,425	5.1
Named Executive Officers and Directors		
Jennifer Tejada[4]	3,432,026	4.0
Howard Wilson[5]	917,324	1.1
Scott Aronson	—	*
Teresa Carlson	12,825	*
Donald Carty[6]	9,554	*
Sarah Franklin	6,956	*
Elena Gomez[7]	193,332	*
William Losch	33,042	*
Rathi Murthy[8]	136,073	*
Zachary Nelson	330,651	*
Bonita Stewart	34,888	*
All directors and executive officers as a group[9] (11 persons)	5,106,671	6.0

* Represents beneficial ownership of less than 1%.

(1) Based on information provided by The Vanguard Group, Inc. ("Vanguard") in a Schedule 13G/A filed on October 30, 2025. According to the filing, Vanguard has shared voting power over 616,489 shares of common stock, no sole voting power, sole dispositive power over 11,871,613 shares of common stock, and shared dispositive power over 722,341 shares of common stock. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. In a subsequent Schedule 13G/A filed on March 27, 2026, Vanguard disclosed that its holding company, The Vanguard Group, Inc. is no longer deemed to have beneficial ownership of shares of PagerDuty's common stock held of record by certain entities within Vanguard. We expect that after the filing date of this Proxy Statement, other entities within The Vanguard Group will make additional filings clarifying which entities will be deemed the beneficial owners of these shares.

PagerDuty 60 2026 Proxy Statement

(2) Based upon the information provided by BlackRock, Inc. (“BlackRock”) in a Schedule 13G filed on April 17, 2025. According to the filing, BlackRock has sole voting power with respect to 7,294,796 shares of common stock, sole dispositive power over 7,400,778 shares of common stock and no shared voting or dispositive power. The principal business address of BlackRock, Inc. 50 Hudson Yards, New York, NY 10001. (3) Based upon the information provided by The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC (“Goldman”) in a Schedule 13G filed on April 23, 2026. According to the filing, Goldman has shared voting power with respect to 4,318,732 shares of common stock, shared dispositive power with respect to 4,318,986 shares of common stock and no sole voting or dispositive power. The principal business address of Goldman is 200 West Street New York, NY 10282. (4) Includes (i) 171,870 shares held indirectly by Jennifer Tejada, as Trustee of the Langford Island Trust (ii) 62,736 shares each held indirectly by Jennifer Tejada, as Trustee of the Tejada 2025 Grantor Retained Annuity Trust - I and Jennifer Tejada, as Trustee of the Tejada 2025 Grantor Retained Annuity Trust - II; (iii) 31,966 shares each held indirectly by Jennifer Tejada, as Trustee of the Tejada 2024 Grantor Retained Annuity Trust - I, Jennifer Tejada, as Trustee of the Tejada 2024 Grantor Retained Annuity Trust - II, Jennifer Tejada, as Trustee of the Tejada 2024 Grantor Retained Annuity Trust - III, and Jennifer Tejada, as trustee of the Tejada 2024 Grantor Retained Annuity Trust - IV; and (iv) 2,389,532 shares subject to options exercisable within 60 days of March 31, 2026, all of which are fully vested as of such date, and (v) 135,728 shares issuable upon the settlement of RSUs and PSUs releasable within 60 days of March 31, 2026. (5) Includes (i) 332,084 shares subject to options exercisable within 60 days of March 31, 2026, all of which are fully vested as of such date, and (ii) 49,650 shares issuable upon the settlement of RSUs and PSUs releasable within 60 days of March 31, 2026. (6) Includes 9,554 shares issuable upon the settlement of RSUs and PSUs releasable within 60 days of March 31, 2026. (7) Includes 161,140 shares subject to options exercisable within 60 days of March 31, 2026, all of which are fully vested as of such date. (8) Includes 103,881 shares subject to options exercisable within 60 days of March 31, 2026, all of which are fully vested as of such date. (9) Includes (i) 2,986,637 shares subject to options exercisable within 60 days of March 31, 2026, and (ii) 194,932 shares issuable upon the settlement of RSUs and PSUs releasable within 60 days of March 31, 2026. Delinquent Section 16(a) Reports Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such forms furnished to us and written representations from these officers and directors, we believe that all Section 16(a) filing requirements were met during the year ended January 31, 2026, with the exception of (i) a late Form 3 and Form 4 filed by Mr. Carty, and (ii) a late Form 4 filed by Ms. Tejada, in each case due to an administrative oversight. PagerDuty 61 2026 Proxy Statement

• the risks, costs and benefits to the Company; • the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; • the terms of the transaction; • the availability of other sources for comparable services or products; and • the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. The Related Person Transactions Policy requires that, in determining whether to approve, ratify or reject a related person transaction, the Audit Committee, or other independent body of the Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as the Audit Committee, or other independent body of the Board, determines in the good faith exercise of its discretion. Transactions With Related Persons and Indemnification Related Person Transactions Policy and Procedures We maintain a written related person transaction policy (the “Related Person Transactions Policy”) that includes our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person had or will have a direct or indirect interest and in which the aggregate amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not considered related party transactions under this policy. A transaction, arrangement or relationship in which a related person’s participation is solely due to such related person’s position as a director of an entity that is participating in such transaction, arrangement or relationship would not be considered a related party transaction under this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons. Under the Related Person Transactions Policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated, or any transaction that was not initially identified as a related person transaction before consummation, our management must present information regarding the related person transaction to the Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of the Board, for review, consideration, and approval or ratification. The presentation must include a description of, among other things: all of the parties to the transaction; the material facts of the proposed transaction; the interests, direct and indirect, of the related persons; the purpose of the transaction; the benefits to us of the transaction; whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally; and management’s recommendation with respect to the proposed transaction. Under the Related Person Transactions Policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the Related Person Transactions Policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, the Audit Committee, or other independent body of the Board, will take into account the relevant available facts and circumstances including, but not limited to: PagerDuty 62 2026 Proxy Statement

• any breach of the director’s duty of loyalty to the corporation or its stockholders; • any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; • unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or • any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation authorizes us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws also provide our Board with discretion to indemnify our other officers and employees when determined appropriate by our Board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board. With certain exceptions, these agreements provide for indemnification for related expenses (including, among other things, attorneys’ fees), judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification. Certain Related Person Transactions There have been no transactions since February 1, 2025, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the sections titled “Executive Compensation” and “Director Compensation—Non-Employee Director Compensation.” From time to time, we do business with organizations associated with our outside directors in the ordinary course of business and on standard terms. Such relationships did not represent material transactions to PagerDuty, and we have determined that none of our outside directors has any material interest in such transactions. INDEMNIFICATION AGREEMENTS Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for: PagerDuty 63 2026 Proxy Statement

Householding of Proxy Materials SEC rules allow companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. This year, a number of brokers with account holders who are PagerDuty stockholders will be “householding” the Company’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or PagerDuty. Direct your written request to PagerDuty, Inc., Investor Relations, 600 Townsend St., Suite 200, San Francisco, California 94103. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers. PagerDuty 64 2026 Proxy Statement

Questions and Answers About These Proxy Materials and Voting The information provided in the “question and answer” format below addresses certain frequently asked questions but is not intended to be a summary of all matters contained in this Proxy Statement. Please read the entire Proxy Statement carefully before voting your shares. Why Did I Receive a Notice of the Availability of Proxy Materials on the Internet? Our Board is providing these proxy materials to you in connection with the solicitation of proxies for use at the Annual Meeting, which will take place on June 18, 2026. Stockholders are invited to attend the Annual Meeting and vote on the proposals described in this Proxy Statement. All stockholders will have the ability to access the proxy materials via the Internet, including this Proxy Statement and our Annual Report, as filed with the Securities and Exchange Commission (the “SEC”) beginning on May 4, 2026. The Notice includes information on how to access the proxy materials, how to submit your vote over the Internet or by phone, and how to request a paper copy of the proxy materials. This Proxy Statement and the Annual Report are available at www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request these materials. Who Can Vote at the Annual Meeting? Holders of our common stock at the close of business on April 20, 2026, the Record Date, are entitled to notice of and to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of our common stock held as of the Record Date. As of the Record Date, there were 76,649,404 shares of common stock outstanding and entitled to vote. Stockholders are not permitted to cumulate votes with respect to the election of directors. What is the Difference Between Holding Shares as a Stockholder of Record and as a Beneficial Owner? Stockholder of Record: Shares Registered in Your Name. If, at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, LLC, then you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the Annual Meeting. Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Nominee. If, at the close of business on the Record Date, your shares were held in a stock brokerage account or by a bank or other nominee on your behalf, then you are considered the beneficial owner of shares held in “street name.” As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares by following the voting instructions your broker, bank or other nominee provides. If you do not provide your broker, bank or other nominee with instructions on how to vote your shares, your broker, bank or other nominee may, in its discretion, vote your shares with respect to routine matters but may not vote your shares with respect to any non-routine matters. For additional information, see “What if I do not specify how my shares are to be voted?” below. Do I Have to do Anything in Advance if I Plan to Attend the Annual Meeting? The Annual Meeting will be a virtual meeting of stockholders, which will be conducted via live audio webcast. You are entitled to participate in the Annual Meeting only if you were a holder of our common stock as of the close of business on the Record Date or if you hold a valid proxy for the Annual Meeting. PagerDuty 65 2026 Proxy Statement

• Election of the Class I directors (Proposal 1); • Ratification of the selection of PricewaterhouseCoopers LLP by the Audit Committee of the Board as independent registered public accounting firm of the Company for its fiscal year ending January 31, 2027 (Proposal 2); and • An advisory, non-binding vote to approve the compensation of our named executive officers (Proposal 3). What if Another Matter is Properly Brought Before the Meeting? The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment. How do I Vote and What are the Voting Deadlines? Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record, you can vote in one of the following ways: • You may vote via the Internet. To vote via the Internet, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from the proxy card you receive. Your vote must be received by 11:59 p.m. Eastern Time on June 17, 2026 to be counted. If you vote via the Internet, you do not need to return a proxy card by mail. • You may vote by telephone. To vote by telephone, dial 1-800-690-6903 (the call is toll-free in the United States and Canada; toll charges apply to calls from other countries) and follow the recorded instructions. You will be asked to provide the control number from the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on June 17, 2026 to be counted. If you vote by telephone, you do not need to return a proxy card by mail. • You may vote by mail. To vote by mail using the proxy card (if you requested paper copies of the proxy materials to be mailed to you), you need to complete, date and sign the proxy card and return it promptly by mail in the envelope provided so that it is received no later than June 17, 2026. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail. • You may vote at the Annual Meeting. To vote at the Annual Meeting, following the instructions at www.virtualshareholdermeeting.com/PD2026 (have your Notice or proxy card in hand when you visit the website). You will be able to attend the Annual Meeting and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PD2026. You also will be able to vote your shares electronically at the Annual Meeting. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card. The live audio webcast will begin promptly at 2:00 p.m. Pacific Time. We encourage you to access the meeting before the start time. Online check-in will begin at 1:45 p.m. Pacific Time, and you should allow ample time for the check-in procedures. How Can I Get Help if I Have Trouble Checking in or Listening to the Meeting Online? If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page. What am I Voting on? There are three matters scheduled for a vote: PagerDuty 66 2026 Proxy Statement

• entering a new vote via the Internet or by telephone; • signing and returning a new proxy card with a later date; • delivering a written revocation to our Secretary at PagerDuty, Inc., 600 Townsend St. Suite 200, San Francisco, CA 94103, by 11:59 p.m. Eastern Time on June 17, 2026; or • following the instructions at www.virtualshareholdermeeting.com/PD2026. Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Nominee. If you are the beneficial owner of your shares, you must contact the broker, bank or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy. What if I Do Not Specify How my Shares are to be Voted? Stockholder of Record: If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the Internet, or at the Annual Meeting, your shares will not be voted. If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable: “FOR” the election of the four nominees as Class I directors, “FOR” the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027, and “FOR” the approval, on an advisory, non-binding basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment. Beneficial Owners: A broker has discretionary authority to vote shares held for a beneficial owner on “routine” matters without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on “non-routine” matters. Brokers, banks or other nominees will not have discretionary voting power to vote your shares without your voting instructions on any of the items being considered at the Annual Meeting, except for Proposal 2 (ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm). A “broker non-vote” occurs when your broker submits a proxy for the Annual Meeting with respect to “routine” matters but does not vote on “non-routine” matters because you did not provide voting instructions on these matters. These unvoted shares with respect to “non-routine” matters are counted as “broker non-votes.”. Abstentions represent a stockholder’s affirmative choice to decline to vote on a proposal, and occur when shares present at the meeting are marked “abstain.” Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent. Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Nominee. If you are the beneficial owner of shares held of record by a broker, bank or other nominee, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to instruct your broker, bank or other nominee how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee. Can I Change my Vote or Revoke my Proxy? Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by: PagerDuty 67 2026 Proxy Statement

Proposal Number Proposal Description Vote Required for Approval Effect of Abstentions or Withhold Votes, as Applicable Effect of Broker Non- Votes 1 Election of Directors Nominees receiving the plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy and entitled to vote generally on the matter No effect No effect 2 Ratification of the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2027. “For” votes from the holders of a majority of shares present or represented by proxy and entitled to vote on the matter Against Not applicable(1) 3 An advisory, non-binding vote to approve the compensation of our named executive officers “For” votes from the holders of a majority of shares present or represented by proxy and entitled to vote on the matter Against No effect (1) This proposal is considered to be a “routine” matter under the New York Stock Exchange (the “NYSE”) rules. Accordingly, if you hold your shares in street name and do not provide voting instructions to your broker, bank or other agent that holds your shares, your broker, bank or other agent has discretionary authority under NYSE rules to vote your shares on this proposal. What is the Quorum Requirement? A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding a majority of the outstanding shares entitled to vote are present virtually during the virtual meeting or represented by proxy. On the Record Date, there were 76,649,404 shares outstanding and entitled to vote. Thus, the holders of at least 38,324,703 shares must be present virtually or represented by proxy at the Annual Meeting to have a quorum. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present virtually during the meeting or represented by proxy may adjourn the meeting to another date. Why a Virtual-only Online Meeting? Conducting the Annual Meeting virtually allows for remote participation and increases the opportunity for all stockholders to participate and communicate their views to a much wider audience. Stockholder rights are not affected. Additionally, we use software that verifies the identity of each participating stockholder and ensures during the question and answer portion of the meeting that they are granted the same rights they would have at an in-person meeting. How are Votes Counted? Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count, for the proposal to elect directors, votes “For” and “Withhold” and broker non-votes; and, with respect to other proposals, votes “For” and “Against,” abstentions and, if applicable, broker non-votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal. How Many Votes are Needed to Approve Each Proposal? The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes. PagerDuty 68 2026 Proxy Statement

Our virtual Annual Meeting allows stockholders to submit questions and comments before and during the Annual Meeting. After the Annual Meeting, we will spend up to 15 minutes answering stockholder questions that comply with the rules of conduct for the Annual Meeting, which will be posted on the virtual Annual Meeting web portal. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. What Does it Mean if I Receive More Than One Notice? If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the Notices to ensure that all of your shares are voted. I Share an Address With Another Stockholder, and We Received Only One Paper Copy of the Proxy Materials. How May I Obtain an Additional Copy of the Proxy Materials? We have adopted an SEC-approved procedure called “householding.” Under this procedure, we will deliver only one copy of our Notice of Internet Availability of Proxy Materials, and for those stockholders that requested a paper copy of proxy materials in the mail, one copy of our Annual Report to stockholders and this Proxy Statement, to multiple stockholders who share the same address (if they appear to be members of the same family) unless we have received contrary instructions from an affected stockholder. Stockholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. This procedure reduces our printing and mailing costs. Upon written or oral request, we will promptly deliver a separate copy of the proxy materials and annual report to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy, or, if you are receiving multiple copies, to request that we only send a single copy of next year’s proxy materials and annual report, you may contact us as follows: PagerDuty, Inc. Attention: Secretary 600 Townsend St., Suite 200 San Francisco, CA 94103 (844) 800-3889 Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other nominee to request information about householding. What Happens if the Annual Meeting is Postponed or Adjourned? Your proxy may be voted at the postponed or adjourned Annual Meeting. You will still be able to change your proxy until it is voted. Any adjournment of the Annual Meeting can be accessed at the same website listed above and you may vote at any postponed or adjourned Annual Meeting using the control number listed in your Notice or proxy card. How Can I Find Out the Results of the Voting at the Annual Meeting? Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results. PagerDuty 69 2026 Proxy Statement

Who is Paying For This Proxy Solicitation? We will pay for the entire cost of soliciting proxies, and we have retained D.F. King & Co., Inc. to solicit proxies for a fee of approximately $25,000, plus a reasonable amount to cover expenses. In addition to these proxy materials, our directors, officers, and other employees, without additional compensation, may also solicit proxies online, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. When Are Stockholder Proposals and Director Nominations Due For Next Year’s Annual Meeting? To be considered for inclusion in next year’s proxy materials, your proposal must be submitted in writing by January 4, 2027, to our Secretary at 600 Townsend St., Suite 200, San Francisco, California 94103, and you must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under our amended and restated bylaws, if you wish to submit a proposal (including a director nomination) at the meeting that is not to be included in next year’s proxy materials, you must do so between the close of business on February 18, 2027 and the close of business on March 20, 2027. However, if next year’s annual meeting is advanced more than 30 days before or delayed by more than 30 days after June 18, 2027, your proposal must be submitted between the close of business on the 120th day before such annual meeting and the close of business on the 90th day before such annual meeting or the 10th day following the day on which public announcement of such meeting is first made. You are advised to review our amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. In order for stockholders to give timely notice of director nominations at our 2027 annual meeting for inclusion on a universal proxy card under Rule 14a-19 of the Exchange Act (“Rule 14a-19”), notice must be submitted by April 19, 2027 and must also include the other information in the notice required by our amended and restated bylaws and by Rule 14a-19(b)(2) and Rule 14a-19(b)(3) of the Exchange Act. PagerDuty 70 2026 Proxy Statement

Jennifer Tejada Chief Executive Officer May 4, 2026 We have filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2026 with the SEC. It is available free of charge at the SEC’s web site at www.sec.gov. Our Annual Report and this Proxy Statement are posted on our website at https://investor.pagerduty.com and are available from the SEC at its website at www.sec.gov. A copy of the Company’s Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended January 31, 2026 is available without charge upon written request to: Secretary, PagerDuty, Inc., 600 Townsend St., Suite 200, San Francisco, California 94103. Other Matters The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment. By Order of the Board of Directors PagerDuty 71 2026 Proxy Statement

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _________________________ FORM 10-K _________________________ (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2026 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number: 001-38856 _________________________ PAGERDUTY, INC. _________________________ (Exact name of registrant as specified in its charter) Delaware 27-2793871 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification Number) 600 Townsend St., Suite 200 San Francisco, California 94103 (Address of principal executive offices) (Zip Code) (844) 800-3889 (Registrant’s phone number, including area code) _________________________ Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Common Stock, par value $0.000005 per share PD New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The aggregate market value of common stock held by non-affiliates of the Registrant, computed by reference to the price at which the common stock was last sold on July 31, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, as reported on the New York Stock Exchange, was approximately $1.4 billion. Shares of the registrant’s common stock held by each executive officer, director and holder of 5% or more of the outstanding common stock have been excluded as such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose. As of March 9, 2026, there were approximately 84,979,482 shares of the registrant’s common stock outstanding. DOCUMENTS INCORPORATED BY REFERENCE Information required in response to Part III of this Annual Report on Form 10-K (Items 10, 11, 12, 13, and 14) is hereby incorporated by reference to portions of the Registrant’s Proxy Statement for the Annual Meeting of Stockholders to be held in 2026. The Proxy Statement will be filed by the Registrant with the Securities and Exchange Commission no later than 120 days after the end of the Registrant’s fiscal year ended January 31, 2026.

TABLE OF CONTENTS Page Special Note Regarding Forward-Looking Statements 4 5 14 52 52 53 53 53 54 56 56 73 74 112 112 113 PART I Item 1. Business Item 1A. Risk Factors Item 1B. Unresolved Staff Comments Item 1C. Cybersecurity Item 2. Properties Item 3. Legal Proceedings Item 4. Mine Safety Disclosures PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Item 6. [Reserved] Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Item 7A. Quantitative and Qualitative Disclosure About Market Risk Item 8. Financial Statements and Supplementary Data Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Item 9A. Controls and Procedures Item 9B. Other Information Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 113 PART III Item 10. Directors, Executive Officers and Corporate Governance 114 Item 11. Executive Compensation 114 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 114 114 114 115 Item 13. Certain Relationships and Related Transactions, and Director Independence Item 14. Principal Accounting Fees and Services PART IV Item 15. Exhibits and Financial Statement Schedules Item 16. Form 10-K Summary 117 SIGNATURES 118

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K (this “Form 10-K”), contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which statements involve substantial risk and uncertainties. All statements contained in this report other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “potentially,” “likely,” “target,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements contained in this Form 10-K include, but are not limited to, statements about our expectations regarding: • the impact of an economic downturn or recession, rising inflation, tariffs and trade wars, or significant market volatility in the global economy on our customers, partners, employees and business; • trends in key business metrics, including annual recurring revenue (“ARR”), number of customers and dollar- based net retention rate, and non-GAAP financial measures and their usefulness in evaluating our business; • trends in revenue, cost of revenue, and gross margin; • trends in operating expenses, including research and development, sales and marketing, and general and administrative expense, and expectations regarding these expenses as a percentage of revenue; • our existing cash and cash equivalents and cash provided by sales of our subscriptions being sufficient to support working capital and capital expenditures for at least the next 12 months and our ability to meet longer- term expected future cash requirements and obligations, through a combination of cash flows from operating activities and available cash and short-term investment balances; • our ability to effectively identify, acquire, and integrate complementary companies, technologies, and assets, including our ability to successfully integrate artificial intelligence and machine learning in our offerings; • our ability to service the interest on our convertible notes and repay such notes, to the extent required; • our efforts to maintain proper and effective internal controls; • our ability to expand our operations and increase adoption of our platform internationally; • our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally; and • other statements regarding our future operations, financial condition, and prospects and business strategies. Such forward-looking statements are based on our expectations as of the date of this filing and are subject to a number of risks, uncertainties and assumptions, including but not limited to, risks detailed in the “Risk Factors” section of this Form 10-K. Readers are urged to carefully review and consider the various disclosures made in this Form 10-K and in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”), that disclose risks and uncertainties that may affect our business. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely on forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or may not occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. In addition, the forward-looking statements in this Form 10-K are made as of the date of this filing, and we do not undertake, and expressly disclaim any duty, to update any of these forward-looking statements for any reason after the date of this Form 10-K or to conform these statements to actual results or revised expectations.

5 PART I Item 1. Business Overview PagerDuty, Inc. (“PagerDuty,” “we,” “us” or “our”) transforms critical work for modern business by building operational resilience, reducing risk, improving customer experience, and driving operational efficiency across digital operations. As a global leader in digital operations management since 2009, PagerDuty helps enterprises manage the complex web of infrastructure, applications, and systems that power today's digital experiences. The PagerDuty Operations Cloud sits at the center of the enterprise technology stack as a system of intelligence and action, ingesting signals from over 700 integrations—including monitoring, observability, security, customer service, and development tools—to orchestrate the right response across people, machines, and software. Built for the modern era of artificial intelligence (“AI”), PagerDuty empowers customers to maximize the value of their AI investments through agentic workflows, AI-powered automation, and intelligent orchestration that accelerates incident detection and resolution while enabling teams to focus on innovation rather than firefighting. In today's environment, every business is fundamentally a digital business. Whether in retail, financial services, healthcare, telecommunications, or supply chain logistics, modern commerce depends on increasingly complex networks of digital infrastructure, cloud services, applications, and distributed teams that operate in an always-on world. This complexity continues to accelerate as organizations adopt AI-driven systems and integrate artificial intelligence across their operations. Customer expectations have never been higher. Incidents are measured not just in lost revenue but in damaged brand reputation and customer trust. Organizations face mounting pressure to deliver always-on digital experiences, resolve issues proactively before customers are impacted, and innovate rapidly without proportionally increasing operational costs or headcount. The ability to anticipate, orchestrate, and resolve time-sensitive, critical, and unplanned work before it escalates has become a strategic imperative and competitive differentiator. Since our founding in 2009, PagerDuty has evolved from a single product focused on on-call management for developers into a comprehensive, multi-product operations cloud platform that spans the entire enterprise. Today, our platform breaks down organizational silos across development, IT operations, security, customer service, and business operations, reaching technical practitioners and executive stakeholders alike. Our platform ingests and analyzes digital signals from virtually any software-enabled system or device across our customers' technology estates. Leveraging advanced AI and machine learning capabilities, we correlate, process, predict, and remediate both incidents and opportunities in real time. This intelligence powers our core capabilities in incident management, bringing together the right people with the right context and recommended actions so they can resolve issues in minutes or seconds, from anywhere. We have made significant investments in generative AI to fundamentally transform how organizations manage critical work. Our AI capabilities enable teams to work smarter and faster, automating routine tasks, providing intelligent recommendations, and accelerating time to resolution. These innovations are increasingly central to our value proposition as customers seek to do more with existing resources while managing growing operational complexity. Over more than a decade, we have built one of the industry's most comprehensive integration ecosystems, with over 700 direct integrations spanning monitoring tools, cloud platforms, collaboration systems, ITSM solutions, and business applications. We also support the Model Context Protocol (“MCP”), enabling seamless integration with AI agents and large language model-powered tools to extend our platform's capabilities into emerging AI workflows. This deep integration fabric allows our customers to gather and correlate digital signals from across their entire technology stack – both modern cloud-native and legacy systems – without the friction of context switching or manual data aggregation. These same integrations enable powerful workflow automation, connecting technical operations with popular collaboration tools and business applications to drive coordinated responses and accelerate resolution. Our open platform approach and extensive partner ecosystem have become a strategic moat, making PagerDuty increasingly embedded and essential within our customers' operations.

6 We generate revenue primarily from cloud-hosted software subscriptions, with additional revenue from term-license arrangements. Our land-and-expand business model drives viral adoption and natural expansion as teams experience value and extend PagerDuty to new users, use cases, and products. During the current fiscal year, we took initial steps to provide customers with more flexible pricing options, including usage-based pricing models that enable customers to seamlessly scale between human responders, agents, and automated solutions, better aligning customer investments to business outcomes rather than headcount and licenses, and supporting our transition from traditional single-year seat- based licensing to multiyear platform usage agreements. While the PagerDuty platform serves organizations of all sizes, we have strategically focused our go-to-market investments, including our enterprise field sales organization, on serving enterprise customers where we see the greatest opportunity for platform adoption and expansion. Today, nearly half of the Fortune 500, half of the Forbes AI 50, and approximately two-thirds of the Fortune 100 rely on PagerDuty as mission-critical infrastructure. Our enterprise customers represent the majority of our revenue and demonstrate strong retention and expansion characteristics. Our sales and customer success teams work closely with customers to drive expansion across multiple dimensions: adding users and teams, extending to new use cases and departments, adopting additional products within the operations cloud platform, and upgrading to higher-value plans with advanced capabilities. We are increasingly positioned as a strategic partner in enterprise-wide initiatives including incident management transformation, operations center modernization, automation standardization, AI operations adoption, and customer experience optimization. PagerDuty has established itself as the platform of choice for organizations seeking to build resilient, efficient, and intelligent digital operations. As enterprises navigate ongoing digital transformation, cloud migration, and AI adoption, our operations cloud platform provides the foundational layer that enables them to operate with confidence at scale. We continue to invest in product innovation, particularly in AI and automation, ecosystem expansion, and customer success capabilities to extend our leadership position and capture the significant market opportunity ahead. Our Platform and Key Customer Benefits We have invested aggressively in research and development to build innovative products that leverage AI and automation to deliver value to our customers. Our cloud-first platform is differentiated based on a broad range of attributes: • Built for time-sensitive, mission-critical operations. Our platform is purpose-built to manage the real-time needs of modern digital operations. Our customers are navigating complex hybrid-cloud and microservices- based environments that are constantly changing state. This requires the ability to manage the entire service lifecycle – from collecting data, interpreting digital signals, providing insights, mobilizing response and resolution – all in real time, augmented by always-on copilots and agent-accelerated workflows that propose and, where authorized, execute actions to expedite remediation under a human-agent partnership with appropriate governance and controls. There is no concept of queued tickets or queued work on our platform because we are built to understand these situations and solve incidents within seconds or minutes. • Over a decade of data from over 15,000 paying customers. As pioneers in digital operations management, we have a rich repository of machine-generated and human response data. We leverage our experience from incidents, changes, events, and incident resolutions to build advanced machine-learning capabilities. This AI-driven approach is designed to accelerate our customers' initiatives to continuously improve and transform their operations by providing rich contextual insights and in-depth analytics, which enable benchmarking and recommendations, allowing for the implementation of best practices. These capabilities accrue to our agents so they can surface relevant insights, patterns, and recommended actions based on historical learnings and real-time telemetry. • Over 700 integrations across the technology ecosystem. We have invested extensively in an ecosystem that includes over 700 integrations, allowing us to harness data from software-enabled systems and devices. In addition to deep, native integrations to a range of widely used technologies, such as Microsoft, Amazon Web Service (“AWS”), Datadog, Grafana, GitHub, and many bidirectional integrations such as Atlassian, Salesforce, ServiceNow, Slack, and Zendesk, we provide self-service capabilities that allow customers to easily build integrations and connect PagerDuty with other third-party technologies. Our integrations support a broad range of use cases across development, IT, security, customer service and support, and other business functions. • Breadth of functionality. The PagerDuty Operations Cloud Platform combines agentic AI and automation with event orchestration (“AIOps”), incident management, and customer service operations into a platform for mission-critical, time-critical operations work in the modern enterprise. Through the power of AI and

7 automation, it detects and diagnoses disruptive events, mobilizing the right response, and streamlines infrastructure and workflows across digital operations. PagerDuty delivers resiliency, fidelity, and high availability at scale, while creating capacity for teams by keeping them in-context and in-flow. We have embedded machine learning, automation, AI, insights, and best practices across our products to help our customers realize value quickly. Our new AI agents extend this breadth by providing role-aware assistance – such as the SRE Agent for reliability engineering – to orchestrate actions, draft updates, and drive consistent outcomes across teams. • Proactive. We are leading a shift from efficient response to intelligent automation to help teams prevent incidents from occurring. We continue to invest in design and innovation capabilities to create proactive and predictive operations with our AI-enabled platform – anchored by PagerDuty Advance (which includes our agents) and complemented by AIOps, workflows, and automation. Our agents, together with MCP- enabled connections to third-party agents and systems proactively detect emerging patterns, propose preventative actions, and drive self-healing as customers’ technology stacks evolve with increasing adoption. • Combine intelligent automation and team mobilization. We combine process automation technology with team mobilization to serve up proposed automation routines to the right responder, with the option to initiate it with the click of a button. This enables tier one responders with the easy press-button automation of powerful remediation steps to cut critical minutes out of outages and incidents. Agents can surface and safely execute approved actions and orchestrations in-context, further shortening time-to-mitigation while preserving auditability and human oversight. • Secure, resilient, and scalable. Our customers depend on us for their digital operations needs. When their systems fail, we need to be operational. We have built multiple redundancies into our infrastructure, including multiple cloud regions, availability zones, and communications, with no maintenance windows, so our customers can rely on our always-on platform. We have delivered 99.97% availability to our customers over the past 24 months. Security is a critical customer requirement, and we have governance, robust access control policies, and vulnerability management to support the needs of our customers. Our agents operate within these controls, and our MCP server is designed to enable secure connections. • Designed for ease of use and scale. Our software is easy to adopt and use. We provide a simple, self-service onboarding experience so teams can be up and running in minutes. Our products are mobile-first and include intuitive navigation. Customers can easily extend our platform across teams and multiple use cases within an organization. We increasingly combine agentic and automation technology with team mobilization to drive assisted and automated orchestration and resolution. Agents are available where users work – web, mobile, and chat – helping teams stay in-flow without context switching. Collectively, this enables responders or agents with guardrails to initiate powerful remediation steps to cut critical minutes out of outages and incidents. • Technology agnostic. We are agnostic to our customer’s technology stack and provide them the choice to use the technologies that meet their needs. We are flexible, modular, and open in our approach to building our platform with a powerful application programming interface (“API”) and the new MCP server capability to enable rapid integrations into even the most complex systems and environments. Our open technology and broad range of integrations ensures that we can effectively co-exist with our customers' technology, including our chat experience, which includes Slack and Teams to allow users to work in their preferred tools and working environments. Our MCP server further extends this openness by enabling standardized connections to third-party agents and emerging AI systems that support additional use cases while preserving choice as technology stacks evolve. • Enhanced productivity. PagerDuty empowers the full return on investment of our customers’ technology stack, using machine learning, AI, automation, auto-remediation, and self-healing to bring together the right people with the right information to generate the appropriate action, in real time, when seconds matter. With agents assisting and orchestrating action across roles, and MCP-enabled interoperability, customers can further reduce toil, accelerate action, and maintain operational resilience as new failure modes emerge.

8 The PagerDuty Operations Cloud Platform consists of the following components that empower teams to address broader digital operations management requirements. • Incident Management. PagerDuty Incident Management provides a real-time view across the status of a digital service while incorporating intelligent noise reduction to remove false positives. We empower users to take the right actions in real time, every time an incident occurs. With PagerDuty, users can shift towards a proactive, AI-powered approach to improve operational resilience by automating response, accelerating resolution, and preventing future occurrences with a unified platform that manages incidents end-to-end – from automated precision response, to business-wide orchestration, to major incident learning. • AIOps. PagerDuty AIOps empowers users to gain powerful context and noise reduction at scale by applying machine learning to correlate and automate the identification of incidents from billions of events. Customers ingest and normalize events from essentially any source, and extract signal from the noise with intelligent alert grouping, enrichment and triage support, change intelligence, and dynamic routing leading to fewer incidents and faster resolution. • Automation. PagerDuty Automation provides a centralized design-time and run-time environment for orchestrating automated workflows that span across departments, technologies, and networks. Users can speed up operations and resolve incidents faster while lowering operating costs, and reducing risk and liability. With self-service functionality, organizations can safely extend operations privileges to other teams and business units. • Customer Service Operations. PagerDuty for Customer Service makes it easy to orchestrate, automate, and scale your response to customer impacting issues. With time-critical operations data, two-way communication, and a fully integrated tool stack, we provide what our customers need to act as a unit and resolve issues faster. During an incident, customers receive proactive and clear information on service status, resolution activities, and the ability to escalate, directly from within today’s most popular case management platforms. • Artificial Intelligence. PagerDuty Advance is a set of generative AI capabilities for the PagerDuty Operations Cloud Platform inclusive of our domain-specific agents (such as the SRE Agent). PagerDuty Advance synthesizes contexts, summarizes incidents, recommends next-best actions, and assists with authoring automation jobs and stakeholder communications, reducing the burden of repetitive and time-consuming tasks. Our agents operate as always-on copilots that, where authorized, propose and execute actions to expedite remediation in a human-agent partnership with appropriate governance, permissions, and auditability. In addition, our MCP server enables standardized, secure connectivity to third-party agents and systems, facilitating bidirectional workflows and extending these AI capabilities across customers’ broader toolchains. Together, PagerDuty Advance, our agents, and MCP-enabled integrations help proactively detect emerging patterns, propose preventative actions, and support self-healing as customers’ technology stacks evolve with increased model and agent adoption. In addition, we provide an offering that integrates all components of the PagerDuty Operations Cloud Platform under a single commercial construct. This ‘Operations Cloud’ offering intelligently orchestrates across all platform components to optimize incident management based on context and complexity. Operations Cloud provides unified data models, cross-product workflows, and intelligent routing to determine the appropriate response approach: from fully automated resolution for well-understood incidents to human-AI partnership for novel situations requiring judgment and creativity. This seamless integration enables customers to scale operational response dynamically, applying the appropriate combination of automation, AI assistance, and human expertise based on real-time incident characteristics and organizational preparedness. Operations Cloud represents our evolution from point-products to a unified operational intelligence product that adapts proactive strategies to maximize efficiency while maintaining control and governance. Our Growth Strategies • Acquire new customers. We target new customers by leveraging our trusted brand and efficient go-to-market strategy that combines a self-service, product-led growth motion for all customers with a focused direct sales effort for enterprise customers. We leverage partner pathways and our partner ecosystem to drive value, awareness, sales, and adoption of our products. We also engage customers with community building and marketing programs, which include digital campaigns, user events, executive programming, broader industry events, customer marketing activities, and partner and ecosystem engagement.

9 • Expand usage within our existing customer base across broader deployments and new user groups, new use cases and increased product adoption. Our direct sales efforts are focused primarily on enterprise and large customers, positioning our solutions through business value-led engagement with executives and technology buyers. At small and midsize companies, development and IT professionals often make an initial purchase of our platform for a small number of users and then expand users and add products over time as a result of our programmatic and product-led growth motion. We continue to advance our sales, service, and customer success efforts and how we work with partners to demonstrate business value to our customers that drives increased adoption by teams and users of our solutions across development, IT infrastructure and operations, security operations, customer service and support, and other technical and business user groups. • Introduce new products, solutions, and pricing models. We will continue to make investments in research and development to bolster our existing solutions and products, accelerate usage, increase the reach of our integrations, and innovate on our platform. Our expanding portfolio of solutions and flexible consumption- based pricing models provide opportunities to create and realize business value for customers that results in upsell and cross-sell expansion growth. In addition to internal development, we can expand our product portfolio and offerings through partnerships and acquisitions. • Grow our international presence. We will build on our success by growing our sales outside North America, particularly in EMEA, Asia Pacific, and Japan. The self-service, low friction nature of our offering allows us to expand our reach, through direct sales and partners, into other regions where we see significant opportunity. Our international operations generated 29% of our revenue in the fiscal year ended January 31, 2026. • Grow our U.S. public sector and Federal presence. In March 2025, we achieved Federal Risk and Authorization Management Program (“FedRAMP®”) Low Authorization for the PagerDuty Operations Cloud Platform and are now officially listed as ‘Authorized’ on the FedRAMP Marketplace, demonstrating the adherence to stringent federal security requirements. We have a growing presence in the U.S. public sector and expect that the FedRAMP authorization will increase our access in this market. Customer Success Our customer success team is designed to help customers continuously improve their operational outcomes through the effective use of PagerDuty. The team includes success, professional services, training, support, and renewals teams that engage with customers throughout their lifecycle – from onboarding and adoption to realizing business value and renewal. Our professional services and customer success teams provide implementation assistance, workflow optimization, and best-practice guidance through paid engagements. We also offer instructor-led and self-paced training programs to certify customers and partners on our products and technologies. Customer support is delivered through a multi-channel environment, ranging from no-fee support to paid 24/7 offerings with service-level agreements. Our renewals team works proactively to manage customer retention and provide a consistent and timely renewal experience. Research and Development Our research and development team consists of our engineering, product management, user experience, and technical operations teams. These groups are responsible for the design, development, testing, delivery, and support of new and existing technologies and features for our platform. They are also responsible for scaling our platform and improving our cloud infrastructure and ultimately, our high availability. We invest substantial resources in research and development to drive core technology innovation and bring new products to market. Our distributed research and development efforts enable us to attract the best talent across our multiple locations, including San Francisco, Atlanta, Toronto, and Lisbon as well as fully remote workers not located near our hubs.

10 Sales and Marketing We employ a go-to-market strategy organized around product-led-growth to acquire new customers (land) and time-to- value realization for our new customers and value optimization with our existing customers (realize). The expansion of our product portfolio, particularly with AI, and integration of our operations cloud delivers end-to-end AI Operations management allowing customers to grow with us (expand). We deploy a white-glove, sales-led motion for our large Fortune 2000 customers and high growth customers, and a programmatic, product-led, AI-first motion for our mid- market and small and medium-sized business (“SMB”) segments. For PagerDuty’s enterprise customers, our field sales teams engage directly with senior IT leaders, engineering executives, C-suite decision-makers, and business operations management. Our marketing strategies align with the critical business challenges these leaders face, driving demand and brand differentiation through a strategic mix of digital campaigns, account-based marketing, and targeted event-driven initiatives. We accelerate customer awareness and adoption through multiple channels: delivering high-quality products that generate organic word-of-mouth advocacy, executing targeted outreach to Fortune 2000 prospects, building brand equity through strategic advertising, and deploying high-velocity programmatic campaigns enhanced by AI and agentic targeting. Our product-led sales motion supports both initial customer acquisition and subsequent expansion, creating a seamless growth engine across the customer lifecycle. We also host and present at regional, national, and global events to engage both customers and prospects, deliver product training, share best practices, and foster community. Our technical leaders and evangelists frequently speak as subject matter experts at market-leading developer events. Our global field sales teams focus on up-selling and cross-selling additional products to our large existing customers. Our commercial sales team focuses on new customer acquisition through inbound and outbound sprints with programmatic business and sales developments activity, and expansion motions across our mid-market and SMB segments. Our sales teams are primarily organized by geography, with teams covering the Americas, EMEA, Asia Pacific, and Japan, and a team covering the U.S. public sector. In addition, we factor in company size and industry vertical in creating our sales teams. PagerDuty sells an operations management platform powered by AI and automation. The platform includes Incident Management, AIOps, Automation, CSOps, and PagerDuty Advance, which features multiple agentic AI agents (including SRE Agent, Insights Agent, Shift Agent, and Scribe Agent) designed to accelerate incident response and drive operational maturity throughout the incident lifecycle. PagerDuty Incident Management is offered as four plan options on a per-user basis – Free, Professional, Business and Enterprise – to address increasingly complex requirements. In 2025, we evolved our pricing approach by introducing a platform-plus-credit model that combines seat-based and usage-based pricing elements, enabling customers to access the full PagerDuty Operations Cloud Platform with built-in capacity to scale instantly via credits and eliminating friction across the sales cycle and renewal process. Additionally, we redesigned our plans, so even our lowest plan options come with robust end-to-end functionality for customers to try in smaller volumes. Customers may begin their journey on the PagerDuty platform with the Free plan for up to five users and grow into full Enterprise capabilities with thousands of users. Competition The PagerDuty Operations Cloud Platform provides a leading platform for modern digital operations. We deliver full operations lifecycle management – from detection to response orchestration, to remediation, learning, and prevention – augmented by AI and agentic capabilities that leverage PagerDuty’s unique operational context and extensive historical incident and response data. These capabilities complement deep AIOps insights, and automate processes and workflows in and adjacent to incident management. As a result, we face competition from vendors who provide similar capabilities in some of our product areas, including competitors in three major categories, or types: • “Multi-product ITSM” vendors which seek to consolidate onto a single, monolithic platform; • “Pure-play” incident management vendors, that utilize basic incident management capabilities coupled with an updated UI; and • “Adjacencies” seeking to expand their own addressable markets by venturing into incident management via their origin, such as observability or other telemetry.

11 We also face competition from homegrown/in-house solutions. As we continue to expand our offerings in emerging areas, including automation and AI, we expect competition from other vendors focused on these areas. The PagerDuty platform is built for enterprise scale, while also meeting the needs of early stage and mid-size customers alike. Our customers address over 900 million incidents, process billions of events, and run millions of workflows each year, meeting and exceeding the resiliency and scale needs of the most demanding customers worldwide. Key competitive factors include total cost of ownership, product functionality, breadth of offerings, security, flexibility, and performance. PagerDuty is confident in our favorable positioning against competitors across these factors. The potential introduction of new technologies by existing competitors could impact demand for our services. Additionally, we face pricing pressures, as some competitors offer dramatically lower prices to gain entry into accounts before they increase prices in the future. Larger competitors, in particular, possess the operational flexibility to bundle competing products and services within broader software offerings, often presenting them at a reduced price. Seasonality We experience seasonality in our billings, bookings, and other operating results. The first fiscal quarter of each year is usually our lowest billings and bookings quarter. Billings and bookings during our first fiscal quarter are typically lower than the prior fiscal fourth quarter. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our billings, bookings, and other operating results as we continue to target larger enterprise customers. Intellectual Property We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual and other protections, to establish and protect our intellectual property rights. We had 31 issued patents and 51 patent applications pending examination in the United States as of January 31, 2026 that, with respect to issued patents, are expected to have terms ending between 2033 and 2044. We pursue the registration of domain names, trademarks, and service marks in the United States and in various jurisdictions outside the United States. We do not believe that we are materially dependent on any one or more of our patents or other intellectual property rights. We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international intellectual property laws. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation, and other proprietary information. Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, and other processes generated by them on our behalf and agreeing to protect our confidential information. In addition, we generally enter into confidentiality agreements with our vendors and customers as well as restrictive license and service use provisions with customers. Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

12 Regulatory We are subject to a number of U.S. federal and state and foreign laws, regulations, federal acquisition regulations, and other legal requirements that involve matters central to our business. These laws and regulations may involve data privacy, security, artificial intelligence, intellectual property, competition, consumer protection, export, taxation, or other subjects. Many of the laws and regulations to which we are subject are still evolving, subject to change, and being tested in courts, and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation. For a discussion of risks related to these various areas of government regulation, see “Risk Factors—We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies, and other obligations related to data processing, privacy, digital operational resiliency, and security. Our actual or perceived failure to comply with such obligations (or such failure by the third parties with whom we work) could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse business consequences.” Geographic Information For a description of our revenue and long-lived assets by geographic location, see Note 14. Geographic Information in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Human Capital Our corporate culture is a critical component of our success, and we will continue taking steps to help foster innovation, teamwork, and inclusion. We promote an environment that values the democratization of ideas and the adoption of a DevOps culture internally, resulting in a mindset that is empowering our team to be more innovative, productive, and collaborative. We are continually investing in our global workforce to create a sense of belonging, provide fair and market-competitive total rewards to engage our employees, support our employees’ well-being, and foster their growth and development. As of January 31, 2026, we had 1,155 employees, of which approximately 49% were in the United States and 51% were in our international locations. None of our employees are represented by a labor union with respect to his or her employment. We have not experienced any work stoppages and we consider our relations with our employees to be good. Global Belonging Our mission is to revolutionize operations and build customer trust by anticipating the unexpected in an unpredictable world. At PagerDuty, we are committed to fostering a culture that supports our customers, employees, and communities through fair business practices. We empower Dutonians – employees of all backgrounds – to champion our customers and cultivate a culture of global engagement and belonging. To achieve this, we focus on creating a workplace where everyone feels welcome, safe, and heard. By aligning our efforts with the needs of our customers, employees, and community, our people-related initiatives foster meaningful connections, inspire innovation, and enable Dutonians to actively contribute. Through tailored programs and initiatives, we strive to create a workplace that supports personal and professional growth, encourages innovation, and empowers Dutonians to make a meaningful impact to deliver value to our stakeholders. We offer all Dutonians opportunities to connect authentically, celebrate our workforce, and model our core values. These volunteer-driven opportunities inspire engagement and collaboration that drive our company’s objectives and success.

Compensation, Benefits, and Well-Being

We offer competitive compensation and benefits that support our employees' overall well-being and attract, motivate, and retain a talented workforce, rewarding employees for their performance contributions and impact. Our employee pay programs and practices are designed to drive innovation, align pay to level of performance, and reflect PagerDuty's cultural values and goals. We regularly evaluate our total rewards programs to ensure we are providing an employee value proposition that is competitive with a constantly changing market, as well as meets a hierarchy of needs of our employees. Aligned with our company strategy and objectives, our compensation programs include fixed base salary and opportunities for short-term and long-term variable incentives for those eligible. We offer a wide variety of benefits including, but not limited to, medical, dental, and vision benefits, flexible spending and health savings accounts, generous paid time-off, leave programs, and retirement plans. We also provide emotional well-being services through our employee assistance program and a variety of other behavioral health support applications.

Employee Engagement and Development

We are deeply committed and invested in ensuring our employees are provided with the resources and tools to not only thrive at PagerDuty, but to work better together as a global company. Our focus is to increase employee engagement throughout the entire employee lifecycle through intentional listening, activating our company values and practice, and communicating our employee value proposition to employees, customers and partners. Through different methods of listening, such as our periodic engagement surveys, we gather specific feedback on drivers of engagement to better create an engaging experience for all Dutonians. Our team equips our leaders with the coaching and training necessary to have conversations with our employees to empower them to own and drive their career development goals. We strive to provide a holistic experience where our employees feel engaged and connected to our company's goals, as well as seeing themselves growing and developing within our organization.


Champion the Customer
Start with the outcome of delivering value by solving our customers' biggest problems.
Run Together
Build strong, high-performing, teams and relationships that span perspectives and communities to drive value for our customers
Ack & Own
Earn trust by stepping up, delivering on our promises, and prioritizing what matters most for our customers.
Take the Lead
Be bold and execute with urgency to make the Operations Cloud the first choice of our customers.
Bring Your Self
Show up as our best selves, be present in the moment, and create an environment where others can be their best selves too.

Global Impact and Sustainability Initiatives

We launched PagerDuty.org in 2018 to help make a sustainable contribution to the communities in which we live, work, and serve. PagerDuty.org helps social impact organizations automate critical work and increase productivity while reducing costs through our technology platform, while deploying funding to advance equitable health and climate outcomes.

As a Pledge 1% member since 2017, we commit 1% of equity, 1% of product, and 1% of employee time to advance positive community impact. In June 2018, we fulfilled our equity pledge by issuing a warrant to purchase shares of our common stock to the Tides Foundation. We deployed approximately $1.5 million in the fiscal year ended January 31, 2026 to advance the work of organizations in crisis response, humanitarian aid, climate sustainability, and education. Our employee impact programs include 20 hours of annual volunteer time off, and a gift-matching program that provides a capped 1:1 match for employee contributions to eligible nonprofits.

In 2021, we expanded support to mission-driven organizations through impact pricing, enabling nonprofit organizations, B Corps, and higher education institutions to access our technology at reduced cost. This offering includes five free professional user licenses and up to 40% off additional products. As of January 31, 2026, we serve 650 Impact Customers.

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14 Our sustainability strategy is managed by our Environmental, Social and Governance Steering Committee and overseen by the Nominating and Corporate Governance Committee of our board of directors. We have developed science-aligned climate targets validated by the Science Based Targets Initiative: to reduce absolute scope 1 and 2 GHG emissions 42% by FY2030 and scope 3 GHG emissions 25% by FY2030, both from a FY2023 base year, and to increase active annual sourcing of renewable electricity from 0% to 100% by FY2030. In FY2025, we achieved 100% renewable electricity sourcing, ahead of our target. PagerDuty performs annual impact reporting on our progress. Available Information We make available, free of charge through our website (www.pagerduty.com), our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Exchange Act, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the Securities and Exchange Commission. The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. We announce material information to the public about us, our products and services and other matters through a variety of means, including our website (www.pagerduty.com), the investor relations section of our website (investor.pagerduty.com), our blog (pagerduty.com/blog), press releases, filings with the Securities and Exchange Commission, public conference calls, and social media, including our X (formerly Twitter) account (twitter.com/pagerduty), the X account @jenntejada and Facebook page (facebook.com/pagerduty), in order to achieve broad, non-exclusionary distribution of information to the public. We encourage investors and others to review the information we make public in these locations, as such information could be deemed to be material information. Item 1A. Risk Factors Our business involves significant risks, some of which are described below. You should carefully consider the following risks, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. Any of the following risks could have an adverse effect on our business, results of operations, financial condition, or prospects, and could cause the trading price of our common stock to decline. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

15 Risk Factors Summary This summary provides an overview of the risks we face and should not be considered a substitute for the more fulsome risk factors discussed immediately following this summary. • We have experienced slowing growth rates in recent periods, and our revenue growth may continue to decelerate, fluctuate, or decline. • The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed. • If we are unable to attract new customers, our revenue growth will be adversely affected. • If we are unable to retain our current customers or sell additional functionality and services to them, our revenue growth will be adversely affected. • If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our products may become less competitive. • We have a history of operating losses and may not sustain or increase profitability in the future. • We derive a majority of our revenue from a single product. • Seasonality may cause fluctuations in our sales and operating results. • Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products. • If we are unable to enhance and improve our platform or develop new functionality or use cases, our revenue may not grow. • Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations. • The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. • If our information technology systems or those of third parties with whom we work or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, significant costs, litigation and regulatory investigations and actions, harm to our reputation, loss of revenue or profits, loss of customers, and other adverse consequences. • Interruptions or delays in performance of our service could result in customer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue. • If we do not or cannot maintain the compatibility of our platform with third-party applications that our customers use in their businesses, our revenue and growth prospects will decline.

16 Risks Related to Our Business and Industry We have experienced slowing growth rates in recent periods, and our revenue growth may continue to decelerate, fluctuate, or decline. Our revenue was $492.5 million, $467.5 million, and $430.7 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. Although we have historically experienced significant growth in our revenue, our revenue growth rate has declined significantly in recent periods and may decline in the future as a result of a variety of factors, including the maturation of our business. We may not be able to sustain prior growth rates or reaccelerate growth in the future. Overall growth of our revenue depends on a number of factors, including our ability to: • price our digital operations platform effectively so that we are able to attract new customers and expand sales to our existing customers; • expand the functionality and use cases for the products we offer on our platform; • maintain or increase the rates at which customers purchase and renew subscriptions to our platform; • provide our customers with customer support that meets their needs; • continue to introduce our products to new markets; • successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; • compete effectively in the markets in which we participate; • maintain the compatibility of our platform with third-party applications that our customers use in their businesses; and • increase awareness of our brand on a global basis and successfully compete with other companies. We may not successfully accomplish any of these objectives, which makes it difficult for us to forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to market changes, or if we are unable to reaccelerate revenue or revenue growth, our stock price could be volatile, and it may be difficult to sustain or increase profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth. In addition, we expect to continue to expend substantial financial and other resources on: • sales and marketing, including expansion to serve customers internationally; • our technology infrastructure, including systems architecture, scalability, availability, performance, and security; • product development, including investments in our product development team and the development of new products and new functionality for our platform; • acquisitions or strategic investments; • international expansion; and • general administration, including legal, accounting, and compliance expenses associated with operating as a public company. These investments may not result in increased revenue. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to sustain or increase profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not sustain or increase profitability in the future.

17 The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed. The market for digital operations solutions, particularly enterprise-grade solutions, is highly fragmented, competitive, and constantly evolving. We face substantial competition from in-house solutions, open-source software, manual processes, and software providers that may compete against certain components of our offering, as well as established and emerging software providers. With the introduction of emerging AI technologies such as generative AI and agentic AI (“Emerging AI Technologies”), and new market entrants, we expect that the competitive environment will remain intense going forward. The availability of foundation models and agentic frameworks via public APIs and open-source releases may lower barriers to entry for new and niche competitors. Hyperscale cloud providers and adjacent platform vendors may also bundle or integrate overlapping incident response, automation, and agentic capabilities directly, which could accelerate adoption of competing capabilities. Broadly, competitors may more successfully incorporate Emerging AI Technologies into their products, gain or leverage superior access to certain technologies, or achieve higher market acceptance of their Emerging AI Technologies solutions. Some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than we have. For example, our competitors include: “Multi-product ITSM” vendors that seek to consolidate onto a single, monolithic platform; “Pure-play” incident management vendors that utilize basic incident management capabilities coupled with an updated UI; and “Adjacencies” that seek to expand their own addressable markets by venturing into incident management via their origin, such as observability or other telemetry. We also face competition from homegrown/in-house solutions. New entrants not currently considered to be competitors may also enter the space through product development, acquisitions, partnerships, or strategic relationships. We compete on the basis of a number of factors, including: • platform functionality and breadth of offering, including AI capabilities; • integrations and ecosystem breadth for agents and model interoperability; • performance, security, scalability, and reliability; • real-time response, workflow, and automation capabilities; • focus on modern digital services and operations; • brand recognition, reputation, and customer satisfaction; • ease of implementation and ease of use; and • time-to-value, total cost of ownership, and return on investment. Our competitors vary in size and in the breadth and scope of the products and services offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships and installed customer bases, larger marketing budgets, and greater resources than we do. Further, other potential competitors may expand their product offerings to compete with our platform, or our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product and services offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our platform. In addition to product and technology competition, we face pricing competition. Some of our competitors offer their solutions at a lower price than our solutions, which has resulted in pricing pressures. Some of our larger competitors have the operating flexibility to bundle competing solutions with other offerings, including offering them at a lower price or for no additional cost to customers as part of a larger sale of other products. Some competitors may also cross- subsidize or bundle AI copilots and agentic features within adjacent products at low or no incremental cost, which could intensify pricing pressure and reduce perceived differentiation. Our ability to compete on AI capabilities may depend on third-party model providers, data sources, and access to AI infrastructure. Changes in pricing, service levels, safety policies, rate limits, or terms by these providers, as well as constraints on access to compute could adversely affect the performance, cost profile, or roadmap of our AI features relative to competitors.

18 In addition, because of the characteristics of open-source software, there may be fewer technology barriers to entry in the open-source market by new competitors. One of the characteristics of open-source software is that, subject to specified restrictions, anyone may modify and redistribute the existing open-source software and use it to compete in the marketplace. Such competition can develop with a smaller degree of overhead and lead time than required by traditional proprietary software companies. New open-source platform technologies and standards are consistently being developed and can gain popularity quickly. This trend includes open-source large language models, agent frameworks, and orchestration toolchains that can rapidly mature and be integrated into competing offerings. Improvements in open- source could cause customers to replace software purchased from us with their internally-developed, integrated, and maintained open-source software. It is possible for competitors with greater resources than ours to develop their own in- house solution and make it available on an open-source basis to organizations that would otherwise be potential customers of ours, potentially reducing the demand for our products and putting price pressure on our offerings. As these open-source AI components improve in security, observability, and enterprise controls, customers may increasingly adopt or extend internal solutions that reduce demand for our products. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to achieve or maintain market acceptance, any of which would harm our business, results of operations, and financial condition. If we are unable to attract new customers, our revenue will be adversely affected. To increase our revenue, we must continue to attract new customers, convert free customers to paying customers and increase sales to existing customers. Our ability to sell subscriptions for our products has in the past been and could in the future be impaired due to competitors introducing lower-cost or differentiated products or services that are perceived to compete with our platform and could also be impaired by market segment maturation and evolution of product and service offerings. Similarly, our subscription sales have in the past been and may in the future be adversely affected by customers or users within these organizations perceiving our products as having premium features that are not essential to their businesses, determining that features incorporated into competitive products reduce the need for our products or preferring to purchase competing products that are bundled with solutions offered by other companies, including our partners, that operate in adjacent market segments. Further, the current macroeconomic environment has made it more difficult to attract new customers and expand with existing customers, as we have seen customers display a higher level of scrutiny with their enterprise software spending and require additional sales support. As a result of these and other factors, we may be unable to attract new customers, which could have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly, on the trading price of our common stock. Our previous and any future restructuring efforts may not result in the anticipated savings or operational efficiencies expected, could result in greater total costs and expenses than we estimated, and could disrupt our business. We have undertaken, and may undertake from time to time in the future, certain restructuring efforts to drive more efficient growth and advance our scaling initiatives. We may not realize, in full or in part, the anticipated benefits and savings from such restructuring efforts. Furthermore, restructuring efforts may be disruptive to our operations. For example, headcount reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations, and reduced employee morale. If employees who were not affected by a reduction in headcount seek alternative employment, this could result in unplanned additional expense to ensure adequate resourcing or harm our productivity. Headcount reductions could also harm our ability to attract and retain qualified management, sales, marketing, engineering, and other personnel who are critical to our business. If we are unable to realize the expected operational efficiencies and cost savings from a restructuring, our operating results and financial condition would be adversely affected.

19 If we are unable to retain our current customers or sell additional functionality and services to them, our revenue will be adversely affected. To increase our revenue, in addition to selling to new customers, we must retain existing customers and convince them to expand their use of our platform across their organizations — in terms of increasing the number of users, subscribing for additional functionality, and broadening the user base across multiple departments and business units. Our ability to retain our customers and increase the amount of their subscriptions could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described herein, such as competitive factors, the macroeconomic environment, and advances in artificial intelligence that may reduce demand for our solutions or require us to adapt our platform. As a result, we may be unable to renew our subscriptions with existing customers or attract new business from existing customers, which would have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly, the trading price of our common stock. Our ability to sell additional functionality and services to our existing customers may require more sophisticated and costly sales efforts, especially as we target larger enterprises and more senior management who make these purchasing decisions. Similarly, the rate at which our customers purchase additional products and services from us depends on a number of factors, including general economic conditions and the pricing of the additional product functionality and services. In addition, we are evolving our go-to-market strategy in ways that may increase execution risk, including through increased adoption of usage-based pricing models and multiyear contract structures for certain products and customers. These changes may increase sales cycle complexity, affect the timing and predictability of revenue and billings, require additional sales enablement and customer education, and may not achieve the intended commercial or financial outcomes. If customers are slower than expected to adopt these models, if we misprice our offerings, or if these changes result in increased customer friction or reduced expansion, our ability to sell additional functionality and services, as well as our revenue, margins, and operating results, could be adversely affected. If our efforts to sell additional functionality and services to our customers are not successful, our business and growth prospects would suffer. Our customers have no obligation to renew their subscriptions with us after the expiration of their subscription period. Our subscriptions with our customers are typically one year in duration but can range from monthly to multi-year. In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions with us on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base, in terms of size, industry, and geography. Our renewal and expansion rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction with our products and services, decreases in the number of users at our customers, changes in the type and size of our customers, pricing changes, competitive conditions, the acquisition of our customers by other companies, and general economic conditions. If our customers do not renew their subscriptions with us, or if they reduce their subscription amounts at the time of renewal, our revenue and other results of operations will decline and our business will suffer. In addition, we have recently experienced increased pressure from reductions in the number of seats and licensed users at certain customers, particularly among larger enterprise customers, as a result of organizational restructurings, cost-reduction initiatives, and changes in customer operating models. While the number of customers reducing usage may be limited, the magnitude of these reductions can be significant and may have a disproportionate impact on our revenue, dollar- based net retention rate, and operating results. We have, at times, underestimated the timing and extent of these reductions, and those dynamics could continue to adversely affect our ability to accurately forecast revenue, achieve expected growth rates, or meet financial guidance. If these trends persist or intensify, our business, results of operations, and financial condition could be materially and adversely affected. If our renewal or expansion rates fall significantly below the expectations of the public market, securities analysts, or investors, the trading price of our common stock would likely decline.

20 If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our products may become less competitive. The market in which we compete is subject to rapid technological change, evolving industry standards, changing regulations, and changing customer needs. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. In particular, advancements in technology such as AI and machine learning (“ML”) are changing the technology landscape, and businesses that are slow to adopt these new technologies may face a competitive disadvantage. If we were unable to continue enhancing and evolving our digital operations platform or delivering new products that keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive value at lower prices, more efficiently, more conveniently, more reliably, or more securely than our products, our business, results of operations, and financial condition would be adversely affected. We have a history of operating losses and may not sustain or increase profitability in the future. We were incorporated in 2010 and have experienced net losses in most years since inception. While we generated net income for the fiscal year ended January 31, 2026, we generated a net loss attributable to PagerDuty, Inc. of $42.7 million and $75.2 million for the fiscal years ended January 31, 2025, and 2024, respectively, and as of January 31, 2026, we had an accumulated deficit of $421.8 million. Although we achieved GAAP profitability for the first time in the fiscal year ended January 31, 2026, there is no assurance that we will sustain or increase profitability in future periods. Our financial performance depends on our ability to maintain revenue levels while managing costs effectively. We anticipate that our operating expenses may increase over time as we invest in product development, customer success, and market expansion initiatives, and we may face increased compliance costs associated with the maintenance of our customer base. If our revenue does not grow to offset these potential increases in costs, our operating results and profitability could be adversely affected. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to sustain or increase profitability, the value of our business and common stock may significantly decrease. We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may fail to grow or even decline, and we may incur additional operating losses. The market segment for digital operations management solutions, particularly enterprise-grade solutions, is still in a relatively early stage of development, and it is uncertain whether this market will continue to develop, how rapidly it will continue to develop, how much it will grow, or whether our platform will be widely adopted. Our success will depend, to a substantial extent, on the widespread adoption of our platform as an alternative to existing solutions or adoption by customers that are not using any such solutions at all. Some organizations may be reluctant or unwilling to use our platform for a number of reasons, including concerns about additional costs, uncertainty regarding the reliability and security of cloud-based offerings, lack of awareness of the benefits of our platform, or preference for other products with similar features that are available, sometimes at no cost, from their existing enterprise software providers. Our ability to expand sales subscriptions of our platform depends on several factors, including potential customer awareness of our platform; the timely completion, introduction, and market acceptance of enhancements to our platform or new products that we may introduce; our ability to attract, retain, and effectively train inside and field sales personnel; our ability to develop or maintain integrations with partners; the effectiveness of our marketing programs; the costs of our platform; and the success of our competitors. If we are unsuccessful in developing and marketing our platform, or if organizations do not perceive or value the benefits of our platform, the market for our platform might not continue to develop or might develop more slowly than we expect, either of which would harm our growth prospects and operating results.

21 We derive a majority of our revenue from a single product. Sales of subscriptions to our incident management offerings account for a majority of our revenue. We expect these subscriptions to continue to account for a large portion of our revenue for the foreseeable future. As a result, our operating results could suffer due to: • any decline in demand for our incident management product; • the failure of our broader platform and other products, including newer AI-focused and agentic operations offerings, to achieve market acceptance; • the market for our digital operations platform not continuing to grow, or growing more slowly than we expect; • the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our platform and products; • technological innovations or new standards that our platform and products do not address; • sensitivity to current or future prices offered by us or our competitors; and • our inability to release enhanced versions of our platform and products on a timely basis. Our inability to renew or increase sales of subscriptions to our platform or market and sell additional products and functionality, or a decline in prices of our platform subscription levels, would harm our business and operating results more seriously than if we derived significant revenue from a variety of products. In addition, if the market for our platform and products grows more slowly than anticipated, or if demand for our digital operations platform does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers, or other factors, our business, results of operations, and financial condition would be adversely affected. The nature of our business exposes us to inherent liability risks. Our platform and related products, including AIOps and Automation, are designed to provide quick, reliable alerts, to communicate information frequently during critical business events (such as information relevant to mitigating the damaging effects of system problems), and to automatically remediate system problems. Due to the nature of our products, we are potentially exposed to greater risks of liability for solution or system failures than may be inherent in other businesses. Although substantially all of our subscription agreements contain provisions limiting our liability to our customers, we cannot guarantee that these limitations will be enforced nor that the costs of any litigation related to actual or alleged omissions or failures would not have a material adverse effect on us even if we prevail. Further, certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence, and we cannot guarantee that we are adequately insured against the risks that we face.

22 We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, our stock price and the value of your investment could decline. Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our operating results include the following: • fluctuations in demand for or pricing of our platform due to customers reducing their expenditures, whether as a cost-cutting measure or as a result of their insolvency or bankruptcy, and whether due to inflationary pressures, rising global interest rates, bank failures, or other reasons; • our ability to attract new customers; • our ability to retain our existing customers; • customer expansion rates; • the pricing and quantity of subscriptions renewed; • the timing of our customer purchases; • fluctuations or delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors; • changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions; • potential and existing customers choosing our competitors’ products or developing their own solutions in-house; • our ability to control costs, including our operating expenses; • the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions; • the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments, and other non-cash charges; • the amount and timing of costs associated with recruiting, training, and integrating new employees and retaining and motivating existing employees; • the effects of acquisitions and their integration; • general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate; • the impact of new accounting pronouncements; • changes in the competitive dynamics of our market, including consolidation among competitors or customers; • significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; • awareness of our brand and our reputation in our target markets; and • health epidemics or pandemics. Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our annual results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits. Because we recognize revenue from the vast majority of our subscriptions over the term of the relevant agreement, downturns or upturns in sales are not immediately reflected in full in our operating results. We recognize revenue for our cloud-hosted software subscription fees over the term of our subscription agreement. Our subscriptions are typically one year in duration but can range from monthly to multi-year. As a result, much of our revenue is generated from cloud-hosted software subscriptions entered into during previous periods. Consequently, a decline in demand for our platform or a decline in new or renewed subscriptions in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future quarters. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through the sale of additional cloud-hosted software subscriptions in any period, as revenue from customers is recognized over the applicable term of their cloud-hosted subscriptions.

23 Our annual recurring revenue and certain other operational data are operating metrics that are subject to assumptions and limitations, including that the factors that impact ARR will vary from those that impact revenue. As such, these metrics may not provide an accurate indication of our actual performance or our future results. ARR and other operational metrics are based on numerous assumptions and limitations, are calculated using our internal data from non-financial systems, have not been independently verified by third-parties, and may not accurately reflect actual results nor provide an accurate indication of future or expected results. Further, the definitions and assumptions for these metrics may differ from those calculated by other businesses. ARR is not a proxy for revenue or a forecast of revenue, and does not reflect any anticipated reductions in contract value due to contract non-renewals or service cancellations. In addition, the factors that impact ARR will vary from those that impact revenue in a given period. As a result, ARR and our other operational data may not accurately reflect our actual performance, and investors should consider these metrics in light of the assumptions and processes used in calculating such metrics and the limitations as a result thereof. Investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding ARR and other operational metrics. Seasonality may cause fluctuations in our sales and operating results. The first fiscal quarter of each year is usually our lowest billings and bookings quarter. Billings and bookings during our first fiscal quarter are typically lower than the prior fiscal fourth quarter. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our billings, bookings, and other operating results in the future as we continue to target larger enterprise customers. If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, results of operations, and financial condition may suffer. We believe that maintaining and enhancing the PagerDuty brand is important to support the marketing and sale of our existing and future products to new customers and expand sales of our platform to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our platform and products from competitive products and services. Additionally, the performance of our partners may affect our brand and reputation if customers do not have a positive experience with our partners’ services. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. Furthermore, third parties that potential customers rely on may provide misleading information about our offerings that could tarnish our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

24 Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products. Our ability to increase our customer base and achieve broader market acceptance of our digital operations platform will depend to a significant extent on our ability to expand our marketing and sales organizations. We plan to continue expanding our direct sales force and partners, both domestically and internationally. We also plan to continue dedicating significant resources to sales and marketing programs, including inbound marketing and online advertising. The effectiveness of these programs has varied over time and may vary in the future due to competition for key search terms, changes in search engine use, changes in the search algorithms used by major search engines, and the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“U.K. GDPR”) and other similar data privacy initiatives. All of these efforts have required and will require us to continue to invest significant financial and other resources. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. If we are unable to enhance and improve our platform or develop new functionality or use cases, our revenue may not grow. Our ability to increase sales will depend in large part on our ability to enhance and improve our platform, introduce new functionality in a timely manner, and develop new use cases for our platform. Any new functionality that we develop or acquire needs to be introduced in a timely and cost-effective manner in order to achieve the broad market acceptance necessary to generate significant revenue. If we are unable to enhance our platform or develop new functionality to keep pace with rapid technological and regulatory change, our business, results of operations, and financial condition could be adversely affected. If our products fail to perform properly due to defects or similar problems, and if we fail to develop enhancements to resolve any defects or other problems, we could lose customers, become subject to service performance or warranty claims, or incur other significant costs. Our operations are dependent upon our ability to prevent system interruption. Our platform for digital operations is built on a modern modular technology stack that is inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. We have from time to time experienced service outages and found defects in our platform. We may experience additional outages or discover additional defects in the future that could result in data unavailability or unauthorized access to, or loss or corruption of, our customers’ data. We may not be able to detect and correct defects or errors before implementing platform enhancements. Consequently, we or our customers may discover defects or errors after our platform has been deployed. The occurrence of any defects, errors, disruptions in service, or other performance problems with our software, whether in connection with day-to-day operations, upgrades, or otherwise, could result in: • loss of customers; • lost or delayed market acceptance and sales of our products; • delays in payment to us by customers; • injury to our reputation and brand; • legal claims, including warranty and service level agreement claims, against us; or • diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs. The costs incurred in correcting any material defects or errors in our software or other performance problems may be substantial and could adversely affect our business, operating results, and financial condition.

25 As we continue to pursue sales to new and existing enterprise customers, our sales cycle, forecasting processes, and deployment processes may become more unpredictable and require greater time and expense. While we rely predominantly on self-service purchases to establish new customer relationships, our inside and field sales teams target expansion opportunities with existing mid-market and enterprise customers. Sales to new and existing mid- market and enterprise customers involve risks that may not be present to the same extent or at all with sales to smaller organizations. As we continue to focus on increasing our sales to mid-market and enterprise customers, we face more complex customer requirements, substantial upfront sales costs, less predictability, and, in some cases, longer sales cycles than we do with smaller customers. With mid-market and enterprise customers, the decision to subscribe to our platform frequently may require the approval of multiple management personnel and more technical personnel than would be typical of a smaller organization, and accordingly, sales to mid-market and enterprise customers may require us to invest more time educating these decision makers. Purchases by mid-market and larger enterprise customers are also frequently subject to budget constraints and unplanned administrative, processing, and other delays. In recent periods, we have seen pronounced seat-based license compression and larger-than-expected deal size reductions at certain large enterprise customers, often associated with significant reorganizations, layoffs, leadership changes and heightened budget caution at those customers. These dynamics have negatively impacted our results of operations, and may create volatility in our renewals, expansions, and contractions and make our results more difficult to predict. Our ability to successfully sell our platform to mid-market and larger enterprise customers is also dependent upon the effectiveness of our sales force. For example, in the quarter ended October 31, 2024, several large enterprise deals were delayed due to extended procurement processes and sales cycles, which negatively impacted our results of operations. Our business increasingly depends on closing larger, more complex enterprise transactions with longer sales cycles, making our results more difficult to predict. Any shortfall in execution or delays in large deal closings could adversely impact our operating results in future periods. If we are unable to increase sales of our platform to mid-market and larger enterprise customers while mitigating the risks associated with serving such customers, our business, financial position, and operating results may be adversely affected. Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations. Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, heightened inflation and interest rates, bank failures, supply chain disruptions, labor shortages, exchange rate fluctuations, international trade relations, political turmoil, natural catastrophes, health epidemics or pandemics, geopolitical conflicts, and terrorist attacks on the United States, Europe, the Asia Pacific region, Japan, or elsewhere, could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business. In particular, the United States has recently experienced historically high levels of inflation, which has increased and may continue to increase our supply, employee, and facilities costs and may decrease demand for our products. Furthermore, our customers have in the past and may in the future be materially negatively impacted by these factors, which has in the past caused and may in the future cause them to reduce their budgets, decrease their spending due to capital constraints, or be unable to fulfill their payment obligations to us, and our business could be negatively impacted. Competitors, many of whom are larger and have greater financial resources than we do, have responded and may in the future respond to challenging market conditions by lowering prices, bundling offerings or providing more customer support in an attempt to attract our customers. In addition, the increased pace of consolidation amongst customers and potential customers, such as those with established IT functions that render our products less relevant, may result in reduced overall spending on our products. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry or how any such event may impact our business.

26 Issues relating to the responsible use of our technologies, including Emerging AI Technologies in our offerings, may result in reputational or financial harm and liability. We are increasingly building AI capabilities into many of our products and services, including Emerging AI Technologies capabilities through the launch of PagerDuty Advance, as well as traditional AI capabilities through PagerDuty’s AIOps offering. Concerns relating to the responsible use of new and evolving technologies, such as Emerging AI Technologies, in our offerings may result in reputational and/or financial harm and liability and may cause us to incur costs to resolve such issues. For example, Emerging AI Technologies may be insufficient, biased, inaccurate, or of poor quality, which could result in customer legal allegations regarding outcomes of our products, rejection or skepticism of our products, affect our reputation and brand, and negatively affect our financial results. Furthermore, Emerging AI Technologies pose emerging legal, social, and ethical issues and present risks and challenges that could affect its adoption, and therefore our business. If our offerings draw controversy due to their perceived or actual impact on society, such as Emerging AI Technologies solutions that have unintended consequences or are controversial because of their impact on critical infrastructure, human rights, privacy, employment, or other social, economic, or political issues, or if we are unable to develop and implement effective internal policies and frameworks relating to the responsible development and use of AI models and systems, we may experience brand, reputational, and/or competitive harm, or could face legal liability. Complying with multiple regulations from different jurisdictions related to AI could increase our cost of doing business, may change the way that we operate in certain jurisdictions, or may impede our ability to offer certain products and services in certain jurisdictions if we are unable to comply with regulations. Our failure to address concerns and regulations relating to the responsible use of AI could slow adoption of both Emerging AI Technologies and traditional AI in our products and services or cause reputational and/or financial harm. If we cannot continue to maintain our company culture, our success and our business may be harmed. We believe our culture has been a key contributor to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose in our employees. Failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our success, and to effectively focus on and pursue our corporate objectives. We may find it difficult to attract and retain high-performing top talent if we do not maintain a culture that is reflective of our talent. Thus, our company culture is a business imperative and critical to our competitive position within our industry. If we fail to maintain our company culture, our business and competitive position may be adversely affected. If we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed. Our success and future growth depend upon the continued services of our management team and other key employees. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. We currently do not have “key person” insurance on any of our employees. Certain of our key employees have been with us for a long period of time and have fully vested stock options or other long-term equity incentives that may become valuable and may be sold in the public markets, generating significant proceeds, which may reduce their motivation to continue to work for us. The loss of one or more of our senior management, particularly Jennifer Tejada, our Chief Executive Officer, or other key employees could harm our business, and we may not be able to find adequate replacements. We have announced the planned retirement of Howard Wilson, our Chief Financial Officer, and are conducting a search for a successor. While we are taking steps to ensure an orderly transition, any disruption during this process, difficulty attracting a qualified replacement, or loss of institutional knowledge could adversely affect our financial operations, internal controls, strategic planning, and investor confidence. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees, and we cannot ensure that we would be able to timely replace members of our senior management or other key employees should any of them depart.

27 The failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent us from executing our business strategy. To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, sales personnel, and other key employees in our industry is intense and increasing. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software, as well as for skilled sales and operations professionals. While the market for such personnel is particularly competitive in Silicon Valley, it is also competitive in other regions where we maintain operations, including Canada and Portugal. In addition, the current regulatory environment related to immigration is uncertain, including with respect to the availability of H-1B and other U.S. visas. If a new or revised U.S. visa program is implemented, it may impact our ability to recruit, hire, retain, or effectively collaborate with qualified skilled personnel, including in Canada, which could adversely impact our business, operating results, and financial condition. Our ability to achieve success in the future will depend, in part, on our ability to recruit, train, and retain a sufficient number of experienced sales professionals, particularly those with experience selling to enterprises. In addition, even if we are successful in hiring qualified sales employees, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at enterprises and new territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the geographies where we do business. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. In addition, we may fail to identify, attract, and retain talented employees who support our corporate culture that we believe fosters innovation, teamwork, diversity, and inclusion, and which we believe is critical to our success. If we fail to identify, attract, develop, and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be severely harmed. The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasts, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth should not be taken as indicative of our future growth potential. If our information technology systems or those of third parties with whom we work or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including, but not limited to, significant costs, litigation and regulatory investigations and actions, harm to our reputation, loss of revenue or profits, loss of customers, and other adverse consequences. In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “processing”) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, and financial information (collectively, “sensitive data”), including sensitive data of our customers and their respective employees. Cyber-attacks, malicious internet-based or insider activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our or our customers’ sensitive data and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities.

28 We and the third parties with whom we work have experienced and will continue to experience cyber-attacks and other incidents, and continue to be exposed to threats that have resulted and could in the future result in adverse consequences to our business, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences. We and the third-parties with whom we work have been and may continue to be subject to a variety of attacks and threats including but not limited to malware (including as a result of advanced persistent threat intrusions), social engineering attacks (including through deepfakes, which may be increasingly more difficult to identify as fake, and phishing attacks), ransomware attacks (which are becoming increasingly severe and prevalent), denial-of-service attacks, credential stuffing attacks, credential harvesting, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, personnel misconduct or error, malicious code (such as viruses or worms), loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Furthermore, we may be unable to anticipate, detect, or prevent techniques used to obtain unauthorized access to or to sabotage our systems, or those of third parties with whom we work, because such techniques change frequently and are increasing in their sophistication. During times of war and other major conflicts, we (and the third parties with whom we work) may be vulnerable to a heightened risk of cybersecurity threats, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our services. Remote work has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit, and in public locations. Furthermore, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Additionally, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program. In addition, our reliance on third parties could introduce new cybersecurity risks and vulnerabilities, including supply- chain attacks, and other threats to our business operations. We rely on third parties to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, encryption and authentication technology, employee email, cloud-based infrastructure, data center facilities, content delivery to customers, and other functions. We also rely on third parties to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. When the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their data privacy or security- related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect, mitigate, and remediate vulnerabilities in our information systems (such as hardware and/or software, including that of third parties with whom we work), but we may not be able to detect and remediate all such vulnerabilities, including on a timely basis. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Even if we have issued or otherwise made available patches or information for vulnerabilities in our software applications, products or services, our customers may be unwilling or unable to deploy such patches and use such information effectively and in a timely manner for measures that require customer action. Vulnerabilities could be exploited and result in a security incident.

29 As our platform operates in a multi-tenant environment, there is a risk that sensitive customer data could be improperly accessed, disclosed, or leaked to unauthorized parties due to security vulnerabilities, configuration errors, or other operational factors. Any of the previously identified or similar threats could cause a security incident, production downtime, or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our or our customers’ sensitive data or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services. We may expend significant resources or modify our business activities to try to protect against incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. The reliability and availability of our service is critical to our success. However, software such as ours can contain errors, defects, security vulnerabilities, or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions or enhancements of our service are released. Additionally, even if we are able to develop a patch or other fix to address such vulnerabilities, such a fix may be difficult to push out to our customer-facing services or otherwise be delayed. Additionally, our business depends upon the appropriate and successful implementation of our service by our customers. If our customers fail to use our service according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities and could result in reputational harm. Applicable data processing, privacy, digital operational resiliency, and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to implement other requirements, such as providing credit monitoring. Such disclosures and related actions are costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. While we maintain general liability insurance coverage and coverage for errors or omissions, we cannot guarantee that such coverage would be adequate or would otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, that such coverage will continue to be available to us on acceptable terms or at all, or that such coverage will pay future claims. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government actions (for example, inquiries, enforcement actions, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and material attendant consequences may prevent or cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. In particular, our product and service offering specifically involves protecting the information or systems of our customers, and a security incident could heighten the impact of these material adverse consequences because of the nature of our business and expectations of our customers.

30 Additionally, our sensitive data or those of our customers could be leaked, disclosed, or revealed as a result of or in connection with use of generative AI technologies by our employees, personnel, or vendors. Sensitive data (including confidential, competitive, proprietary, or personal data) that is input into a generative AI/ML platform or otherwise made available to developers of generative AI/ML platforms could be leaked or disclosed to others if it is used to train a third- party AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive data generated by the model. We rely upon free trials of our products and other inbound lead-generation strategies to drive our sales and revenue. If these strategies fail to continue to generate sales opportunities or trial users do not convert into paying customers, our business and results of operations would be harmed. We rely upon our marketing strategy of offering a 14-day free trial and “freemium” plan, a free version of PagerDuty and an open-source version of Rundeck Automation as well as other inbound, lead-generation strategies to generate new sales opportunities. Most of our customers start with the free version of our products. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. A subset of users never converts from the trial or free version of a product to a paid version of such product. Further, we often depend on individuals within an organization who initiate the trial or free versions of our products being able to convince decision makers within their organization to convert to a paid version. To the extent that these users do not become, or are unable to convince others to become, paying customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our revenue will be adversely affected. Interruptions or delays in performance of our service could result in customer dissatisfaction, damage to our reputation, loss of customers, limited growth, and reduction in revenue. We currently serve our customers using third-party cloud providers, including those operated by AWS. Our customers need to be able to access our platforms at any time, without interruption or degradation of performance. In some cases, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. We therefore depend on our third-party cloud providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a data center, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, including the existence of redundant data centers that become active during certain lapses of service or damage at a primary data center, our reputation and business could be harmed. Design and mechanical errors, spikes in usage volume, and failure to follow system protocols and procedures could cause our IT systems and infrastructure to fail, resulting in interruptions in our digital operations platform. We have from time to time experienced service disruptions in the past, and we cannot assure you that we will not experience interruptions or delays in our service in the future. Any interruptions or delays in our service or damage to our products, whether caused by modification or upgrades, third parties, terrorist attacks, state-sponsored attacks, geopolitical tensions or armed conflicts, export controls and sanctions, natural disasters, the effect of climate change (such as drought, flooding, wildfires and resultant air quality effects and related preventative power shutdowns, increased storm severity, and sea level rise), power loss, utility outages, telecommunication failures, computer viruses, supply-chain attacks, computer denial-of-service attacks, phishing schemes, security breaches, or other attempts to harm or access our system, could harm our relationships with customers and cause our revenue to decrease or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability, and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business.

31 If we do not or cannot maintain the compatibility of our platform with third-party applications that our customers use in their businesses, our revenue and growth prospects will decline. The functionality and popularity of our platform depend, in part, on our ability to integrate our platform with third-party applications, tools, and software. These third parties may change the features of their technologies, restrict our access to their applications, tools, or other software or alter the terms governing their use in a manner that is adverse to our business and our ability to market and sell our digital operations platform. Such third parties could also develop features and functionality that limit or prevent our ability to use these third-party technologies in conjunction with our platform, which would negatively affect adoption of our platform and harm our business. If we fail to integrate our platform with third-party applications, tools, or other software that our customers use, use publicly available APIs for our integrations, or expose APIs for our customers to use, we may not be able to offer the functionality that our customers require, which would negatively affect our results of operations and growth prospects. Further, we are subject to requirements imposed by mobile application stores such as those operated by Apple and Google, who may change their technical requirements or policies in a manner that adversely impacts the way in which we or our partners collect, use, and share data from users. Similarly, new technical requirements and policies that our partners put in place or are subject to could impact our ability to operate as expected in certain jurisdictions. If we do not comply with these requirements, we could lose access to the application store and users, and our business would be harmed. The success of our business depends on our customers’ continued and unimpeded internet access. Our customers must have internet access in order to use our platform. Some internet service providers may take measures that affect their customers’ ability to use our platform, such as degrading the quality of the data packets we transmit over their lines, giving those packets lower priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for using our platform. In January 2018, the Federal Communications Commission (the “FCC”) repealed “network neutrality” rules, which barred internet service providers from blocking or slowing down access to online content, protecting services like ours from such interference. The 2018 decision was largely affirmed by the U.S. Court of Appeals for the District of Columbia Circuit, subject to a remand to consider several issues raised by parties that supported network neutrality, and in November 2020 the FCC affirmed its decision to repeal the rules. The FCC again adopted net neutrality rules on May 7, 2024 and the new rules bar internet service providers from blocking or throttling content and prohibit requiring content providers to pay for preferential access to users, a practice known as paid prioritization. These rules were stayed by the U.S. Court of Appeals for the Sixth Circuit on July 12, 2024, and on January 2, 2025, the court issued a decision overturning the rules, based on a conclusion that, under the federal Communications Act, broadband internet access service is an information service, not a common carrier service. This decision has the effect of reinstating the 2018 order. We cannot predict whether this decision will be appealed to the Supreme Court or any action the Supreme Court might take if an appeal is filed, or the impact of the 6th Circuit decision or any further appeal on our operations or business. In addition, certain states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. California’s state-specific network neutrality law has taken effect, and Vermont’s law took effect, but a challenge to that law remains pending. We cannot predict whether the state initiatives will be enforced, modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC. To the extent internet service providers, absent network neutrality rules, attempt to interfere with our services, extract fees from us to make our platform available, or otherwise engage in discriminatory practices, our business could be adversely impacted. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede our domestic and international growth, cause us to incur additional expense, or otherwise negatively affect our business. At the same time, re-adoption of network neutrality rules could affect the services used by us and our customers by restricting the offerings made by internet service providers or reducing their incentives to invest in their networks. Such actions could limit or reduce the quality of internet access services and have an adverse impact on the quality of the services we provide to our customers.

32 We provide service-level commitments under our cloud-hosted subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service or face subscription termination with refunds of prepaid amounts, which would lower our revenue and harm our business, results of operations, and financial condition. All of our cloud-hosted subscription agreements contain service-level commitments. If we are unable to meet the stated service-level commitments, including our failure to meet the uptime and delivery requirements under these customer subscription agreements, we may be contractually obligated to provide these customers with service credits which could significantly affect our revenue in the periods in which the uptime or delivery failure occurs or when the credits are applied. We could also face subscription terminations, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business and results of operations. If we fail to offer high-quality support, our business and reputation could suffer. Our customers rely on our customer support personnel to resolve issues and realize the full benefits that our platform provides. High-quality support is also important for the renewal and expansion of our subscriptions with existing customers. The importance of our support function will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our subscriptions to existing and new customers could suffer, and our reputation with existing or potential customers would be harmed. We may not be able to scale our business quickly enough to meet our customers’ growing needs, and if we are not able to grow efficiently, our operating results could be harmed. As usage of our digital operations platform grows and as the breadth of the use cases for our products expands, we will need to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base. Any failure of or delay in these efforts could result in impaired system performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower subscription renewal rates by existing customers, the issuance of service credits, or requested refunds, which would hurt our revenue and our reputation. Even if we are successful in these efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures would adversely affect our business, results of operations, and financial condition. Our current operations are international in scope, and we plan further geographic expansion, creating a variety of operational challenges. A component of our growth strategy involves the further expansion of our operations and customer base internationally. In each of the fiscal years ended January 31, 2026, 2025, and 2024 customers outside of the United States generated 29%, 28%, and 28%, respectively, of our revenue. We currently have offices in Australia, Canada, Chile, Japan, Portugal, the United Kingdom (“UK”), and the United States. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. As of January 31, 2026, approximately 51% of our full-time employees were located outside of the United States. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which could require significant management attention and financial resources.

33 Our current and future international business and operations involve a variety of risks, including: • recession or economic downturn globally or in the jurisdictions in which we do business; • inflation, as well as changes in existing and expected rates of inflation, which may vary across the jurisdictions in which we do business; • changes in a specific country’s or region’s political or economic conditions; • health epidemics or pandemics, influenza, and other highly communicable diseases or viruses; • continuing uncertainty regarding social, political, immigration, and tax and trade policies in the U.S. and abroad, including as a result of the United Kingdom's withdrawal from the European Union (“EU”); • the need to adapt and localize our products for specific countries; • greater difficulty collecting accounts receivable and longer payment cycles; • potential changes in trade relations, regulations, or laws; • unexpected changes in laws, regulatory requirements, or tax laws; • more stringent regulations relating to data privacy and security and the unauthorized use of, or access to, commercial and personal information, particularly in Europe; • differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations; • challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction; • difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems; • increased travel, real estate, infrastructure, and legal compliance costs associated with international operations; • currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future; • limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries; • laws and business practices favoring local competitors or general market preferences for local vendors; • limited or insufficient intellectual property protection or difficulties enforcing our intellectual property; • political instability, including military actions; • terrorist activities; • exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), U.S. bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and • adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash. Political actions, including trade protection and national security policies of U.S. and foreign government bodies, such as tariffs, import or export regulations, trade and economic sanctions, quotas, or other trade barriers and restrictions could affect our ability to fulfill our contractual obligations and have a material adverse effect on our business. Further, due to political uncertainty and military actions such as Russia’s invasion of Ukraine or the conflict in Israel, Syria, and the surrounding areas, we and the third parties upon which we rely may be vulnerable to a heightened risk of security incidents, computer malware, social-engineering attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of sensitive data or other information technology assets, and other cyber-attacks, including attacks that could materially disrupt our systems and operations, supply chain, and ability to do business. If any of the above risks materialize, it could harm our business and prospects. In addition, our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

34 Our international operations may subject us to potential adverse tax consequences. We are continuing to expand our international operations to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth in international markets and consider the functions, risks, and assets of the various entities involved in intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. International trade policies, geopolitical developments, and macroeconomic conditions, including tariffs, sanctions, trade barriers, and global instability, may adversely affect our business, financial condition, results of operations and prospects. Although our current business model is not directly reliant on the import or export of physical goods, recent trade policies and uncertainty related thereto, including with respect to tariffs and other restrictions, have created a dynamic and unpredictable trade landscape, which may indirectly adversely impact our business and operations. For example, many of our customers operate businesses that may be impacted by trade policies, which may result in decreased demand for our services or extended sales cycles as customers assess the impact of evolving trade policies on their operations and face increased costs or decreased revenue due to tariffs and trade restrictions. Trade disputes, trade restrictions, tariffs, and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our services, delay renewals or limit expansion opportunities with existing customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock. In addition, geopolitical developments, including conflicts or instability in energy‑producing regions, could contribute to volatility in energy prices and broader inflationary pressures, which could in turn adversely affect our customers' operating costs, budgets, and spending decisions, and negatively impact demand for our products. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions, whether driven by trade tensions, political disagreements, or regulatory concerns, may make customers and governments more hesitant to adopt solutions offered by U.S.-based providers. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, the introduction of trade barriers applicable to digital services, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors. While we continue to monitor trade and geopolitical developments, the ultimate impact of these risks remains uncertain, and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.- based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, trade, geopolitical and related developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this report.

35 We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results. Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses are incurred and an increasing portion of our assets are held outside the United States. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations. As of January 31, 2026, we had federal net operating loss (“NOL”) carryforwards as reported on the tax return in the amount of $397.3 million. Beginning in 2037, $5.3 million of the federal NOLs will begin to expire. The remaining $392.0 million will carry forward indefinitely. As of January 31, 2026, we had state and foreign net operating loss carryforwards as reported on the tax return in the amount of $28.4 million and $8.3 million, respectively, which begin to expire in 2028 and 2033, respectively. In general, under Section 382 of the United States Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. If we undergo an ownership change, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. Under current U.S. tax law, federal NOL carryforwards generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 years. Federal NOL carryforwards generated in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of taxable income. Similar limitations on the use of NOLs may apply under state laws. For these reasons, we may not be able to utilize a material portion of the NOLs before expiration, which may adversely affect our results of operations. Changes in tax laws or regulations may have a material adverse effect on our business, cash flow, financial condition, or results of operations. New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. For instance, the Tax Cuts and Jobs Act of 2017, or TCJA, significantly reformed the Code, including by eliminating the option to currently deduct research and development expenditures and requiring taxpayers to capitalize and amortize U.S.-based and non-U.S.-based research and development expenditures over five and fifteen years, respectively, and putting into effect significant changes to U.S. taxation of international business activities. These rules have been extensively modified by the One Big Beautiful Bill Act, or OBBB Act, which allows domestic research and development expenditures to be expensed for tax years beginning on or after January 1, 2025, with retroactive elections for such expenditures paid or incurred in the prior two years. The OBBB Act also made changes to the calculation and deductibility of global intangible low-taxed income (renamed Net CFC Tested Income) and foreign-derived intangible income (renamed Foreign-Derived Deduction Eligible Income) for tax years beginning on or after January 1, 2026. These changes or any future tax reform legislation could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

36 If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, stock-based compensation expense, period of benefit for amortizing deferred contract costs, and the provision for income taxes, including related valuation allowance and uncertain tax positions, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock. We may not be able to successfully manage the growth of our business if we are unable to continue improving our internal systems, processes, and controls. We need to continue improving our internal systems, processes, and controls to effectively manage our operations and growth. We may not be able to successfully implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. We may experience difficulties in managing improvements to our systems, processes, and controls in connection with the implementation of third-party software or otherwise, which could impair our ability to provide products to our customers in a timely manner, limit us to smaller deployments of our products, increase our technical support costs, or cause us to be unable to timely and accurately report our financial results in accordance with the rules and regulations of the SEC. In addition, we rely on hardware and infrastructure purchased or leased from third parties and software licensed from third parties to operate critical business functions. Our business would be disrupted if any of this third-party hardware, software, and infrastructure becomes unavailable on commercially reasonable terms, or at all. Furthermore, any errors or defects in third-party hardware, software, or infrastructure, or delays or complications with respect to the transition of critical business functions from one third-party product to another, could result in errors or a failure of our platform, which could harm our business and results of operations. We could incur substantial costs in protecting or defending our proprietary rights, and any failure to adequately protect such rights could impair our competitive position and result in the loss of valuable intellectual property rights, reduced revenue, and costly litigation. Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our pending patent applications. In addition, any patents that are issued may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no assurance that others will not independently develop similar products, duplicate any of our products, design around our patents, or use or even register our trademarks in various jurisdictions. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our products may be unenforceable under the laws of jurisdictions outside the United States. In addition, certain countries into which we might expand our business might require us, as examples, to do business through an entity that is partially owned by a local investor, to make available our technologies to state regulators, or to grant license rights to local partners in a manner not required by the jurisdictions in which we currently operate. As we expand our international activities, our exposure to reverse engineering of our technologies and unauthorized copying and use of our products and proprietary information, as well as unauthorized use of our trademarks, may increase.

37 We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information or in avoiding misuse of proprietary information or intellectual property. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair or delay additional sales, renewals or customer adoption of our platform, impair the functionality of our platform, delay introductions of new products, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results, and financial condition could be adversely affected. Any litigation or claims against us could be costly and time-consuming to defend. We have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees or whistleblower and other litigation and claims. Such matters have in the past and may in the future be time-consuming, result in substantial costs, require us to change our business practices, and divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results., regardless of their merit. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock. We have in the past, and may in the future be, subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. We have in the past and may in the future become subject to intellectual property disputes. Lawsuits are time-consuming and expensive to resolve, and they divert management’s time and attention. Although we carry various insurance policies, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results, or financial condition.

38 Our industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. From time to time, we may be required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources than we do to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing third-party intellectual property rights, or if we cannot license or develop alternative technology for any aspect of our business found to be infringing, we would be forced to limit or stop sales of our software or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of a finding of infringement of a third party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend, and damaging to our reputation and brand. We use open-source software in our products, which could subject us to litigation or other actions. We use open-source software in our products. From time to time, there have been claims challenging the right to use open-source software against companies that incorporate it into their products, without open-sourcing our own software contributions. As a result, we could be subject to lawsuits by parties claiming intellectual property violations and/or contractual breach of open-source software licenses. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, require us to devote additional research and development resources to change our products, result in customer legal allegations for impacts on their businesses, rejection or skepticism of our products, affect our reputation and brand, and negatively affect our financial results. In addition, although we have policies prohibiting certain types of open-source licenses and employ open-source software license screening measures to detect these licenses, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software products. If we inappropriately use or incorporate open-source software subject to certain types of open-source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions, each of which could reduce the value of our platform and technologies and materially and adversely affect our ability to sustain and grow our business. Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses. Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement (including for the use of Emerging AI Technologies), inadequate data privacy and security, breach of confidentiality, damages caused by us to property or persons, or other liabilities relating to or arising from our platform or other contractual obligations. Some of these agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, results of operations, and financial condition. Even though we currently default to contractually limiting our liability with respect to such obligations, we may still incur substantial liability, and we may be required to cease use of certain functions of our platform or products as a result of any such claims. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing or new customers, harming our business and results of operations. In addition, although we carry various insurance policies, our insurance may not be adequate to cover our indemnification obligations or to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging intellectual property infringement (including through the use of Emerging AI Technologies) or compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

39 We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business. We are subject to the FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, governmental or other sanctions are imposed, or we do not prevail in any possible civil or criminal proceeding, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies, and other obligations related to data processing, privacy, digital operational resiliency, and security. Our actual or perceived failure to comply with such obligations (or such failure by the third parties with whom we work) could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse business consequences. In the ordinary course of business, we process sensitive data (as defined above). Our data processing activities subject us to numerous obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data processing, privacy, digital operational resiliency, and security. In the United States, federal, state, and local governments have enacted numerous laws addressing data processing, privacy, and security, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for administrative fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. The United States Department of Justice also has implemented regulations restricting certain transfers of sensitive personal data.

40 These developments may further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties with whom we work, and our customers. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Outside the United States, an increasing number of laws, regulations, and industry standards may govern data processing, privacy, digital operational resiliency, and security. For example, the European Union’s EU GDPR, the United Kingdom’s UK GDPR (“UK GDPR”), and Canada’s Personal Information Protection and Electronic Documents Act and Canada’s Anti-Spam Legislation, impose strict requirements for processing personal data. For example, under the EU and UK GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, £17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. We may also become subject to new laws that specifically regulate non-personal data. For example, based on a change in law or a change in interpretation of law, we may become subject to certain parts of the EU’s Data Act, which imposes certain obligations on cloud service providers, in particular to facilitate switching to another provider. Legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the European Economic Area (“EEA”) and the UK, regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. In the United States, the CCPA, for example, grants California residents the right to opt-out of a company’s sharing of personal data for advertising purposes in exchange for money or other valuable consideration and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control. Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Individuals are now more aware of options related to consent, “do not track” mechanisms (such as browser signals from the Global Privacy Control), and “ad-blocking” software to prevent the collection of their personal data for targeted advertising purposes. As a result, we may be required to change the way we market our products, face increased challenges to our ability to reach new or existing customers, and compliance with these laws may require us to make significant operational changes or otherwise negatively affect our business. Our employees and personnel use Emerging AI Technologies to perform their work, and the disclosure and use of personal data in Emerging AI Technologies may be subject to various artificial intelligence (“AI”), data privacy and security laws, as well as other legal obligations. Governments have passed and are likely to pass additional laws regulating AI, including Emerging AI Technologies. Our use of Emerging AI Technologies could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use Emerging AI Technologies, it could make our business less efficient and result in competitive disadvantages. We use AI, including Emerging AI Technologies, in our products and services. The development and use of AI present various AI, data privacy and security risks that may impact our business. Use of AI is subject to various laws, including AI, data processing, privacy, and security laws, as well as increasing regulatory scrutiny. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI. For example, the European Union’s Artificial Intelligence Act (“EU AI Act”) imposes strict requirements for the use of AI, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate legal bases for processing and automated decision making, which may be incompatible with our use of AI. These obligations may make it harder for us to conduct our business using AI, lead to regulatory action and fines or penalties, require us to change our business practices, retrain our AI, or prevent or limit our use of AI. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI where they allege the company has violated privacy and consumer protection laws. If we cannot use AI or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Additionally, under various privacy laws and other obligations relating to data processing, privacy, and security, we may be required to obtain certain consents to process data. For example, some of our data processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

41 In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose laws it generally believes implement inadequate protections for personal data. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in that framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. In addition to laws and regulations addressing data processing, privacy, and security, we are contractually subject to industry standards adopted by industry groups, we are, or and may become subject to such obligations in the future. We are also bound by contractual obligations related to data processing, privacy and security, which have become increasingly stringent and complex due to changes in data privacy and security laws and regulations, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing disclosures, and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials, or statements are alleged or found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences. Obligations related to data processing, privacy, and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. We may at times fail (or be perceived to have failed) in our efforts to comply with our obligations relating to data processing, privacy, and security. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable obligations relating to data processing, privacy, or security, we could face significant consequences, including but not limited to: government actions (e.g., enforcement actions, inquiries, investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

42 Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers, inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products and services; expenditure of time and resources to defend against any claim, inquiry, or other action or proceeding; adverse publicity and material harm to our reputation; or substantial changes to our business model or operations. Failure to comply with governmental laws and regulations could harm our business. Our business is subject to regulation by various federal, state, local, and foreign governments. For example, the Telephone Consumer Protection Act of 1991 restricts telemarketing and the use of automatic short message service (“SMS”) text messages without proper consent. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages and other communications are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could also limit the features in our platform related to SMS text messaging or other communications in various jurisdictions, result in loss of customers, and subject us to customer litigation or investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions, or other collateral consequences. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, reputation, results of operations, and financial condition. Increased government scrutiny of the technology industry could negatively affect our business. The technology industry is subject to intense media, political, and regulatory scrutiny, which exposes us to government investigations, legal actions, and penalties. Various regulatory agencies, including competition, consumer protection, and privacy authorities, have active proceedings and investigations concerning multiple technology companies. Although we are not currently aware of any such investigations, if investigations targeted at other companies result in determinations that practices we follow are unlawful, including practices related to use of machine-learning and customer-generated data or AI, we could be required to change our products and services or alter our business operations, which could harm our business. Legislators and regulators also have proposed new laws and regulations intended to restrain the activities of technology companies. If such laws or regulations are enacted, they could have impacts on us, even if they are not intended to affect our company. In addition, the introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. The increased scrutiny of certain acquisitions in the technology industry also could affect our ability to enter into strategic transactions or to acquire other businesses. Compliance with new or modified laws and regulations could increase our cost of conducting the business, limit the opportunities to increase our revenues, or prevent us from offering products or services. Further, as a result of new SEC rules and regulations, we are required to disclose additional information about the business, including human capital and diversity, and climate change and sustainability. Similar laws and regulations are enacted or proposed in California, the EU and various other jurisdictions. Compliance with any such new laws and regulations will be costly, time consuming and, as a global commercial organization, require expenditure of our limited resources to be in compliance with the various standards across the jurisdictions in which we operate. Failure to adequately meet these new and upcoming disclosure requirements may affect the manner and locations in which we choose to conduct our business and could adversely affect our profitability and returns to our investors. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation with investors, governments, customers, employees, other third parties, and the communities and industries in which we operate, and on our business, share price, financial condition, and access to capital or results of operations, including the sustainability of our business over time.

43 We also could be harmed by government investigations, litigation, or changes in laws and regulations directed at our business partners, or suppliers in the technology industry that have the effect of limiting our ability to do business with those entities or that affect the services we can obtain from them. For example, the U.S. government recently has taken action against companies operating in China, intended to limit their ability to do business in the U.S. or with U.S. companies. There can be no assurance that our business will not be materially adversely affected, individually or in the aggregate, by the outcomes of such investigations, litigation, or changes to laws and regulations in the future. Our sales to government entities and highly regulated organizations are subject to a number of challenges and risks. We sell to U.S. federal, state, and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, pharmaceuticals, insurance, healthcare, and life sciences. Sales to such entities are subject to a number of challenges and risks. Some such entities have industry-specific compliance requirements relating to certain security or regulatory standards, such as the U.S. Federal Risk and Authorization Management Program (“FedRAMP”), that may be required to compete effectively. Working towards compliance with these standards can be expensive and time-consuming. If we cannot adequately comply with particular compliance requirements, our growth may be adversely impacted. For example, we are in the process of seeking FedRAMP authorization for PagerDuty Operations Cloud and if we fail to obtain and maintain such authorization, we will not be able to sell PagerDuty Operations Cloud, directly or indirectly, to certain federal government and other public sector customers as well as private sector customers that require such certification for their intended use cases, which could harm our growth, business, and results of operations. This may also harm our competitive position against other enterprises whose competitive offerings are FedRAMP authorized. Further, there can be no assurance that we will secure commitments or contracts with government entities even if we obtain such certifications, which could harm our margins, business, financial condition, and results of operations. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and, in doing so, restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our offerings are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings. Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and may require expensive and time-consuming compliance efforts. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons. Any such termination may adversely affect our reputation, business, results of operations, and financial condition. We are subject to government regulation, including export, import and economic sanctions laws and regulations, that may impair our ability to compete in international markets or subject us to liability if we fail to comply. Our platform is subject to U.S. export controls, including the Export Administration Regulations, and we incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control that prohibit dealings with embargoed jurisdictions or sanctioned parties without the required licenses or government authorizations. Obtaining the necessary licenses or other authorizations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. While we have implemented precautions to comply with applicable export, import, and economic sanctions laws and regulations, including obtaining authorizations for our encryption products, implementing geo-blocking and reviewing screenings against U.S. government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will entirely prevent violations. If we fail to comply, we and certain of our employees could be adversely affected through fines or penalties, reputational harm, government investigations, and possible incarceration for responsible employees and managers. If our channel partners fail to comply with these laws and regulations, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

44 Also, in addition to the United States, various countries regulate the import and export of certain encryption products and technology in ways that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those international markets. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or changes in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and solutions, or in our decreased ability to export or sell our products and solutions to existing or potential customers. Any decreased use of our products and solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, financial condition and results of operations, and growth prospects. Servicing our debt, including our 1.50% convertible senior notes due 2028 (the “2028 Notes”), may require a significant amount of cash and we may not have sufficient cash flow from our business or the ability to raise the funds necessary to settle conversion of the 2028 Notes in cash, repurchase the 2028 Notes upon a fundamental change or to repay our indebtedness at maturity. As of January 31, 2026, we had $402.5 million aggregate principal amount of the 2028 Notes outstanding. The interest rate on the 2028 Notes is fixed at 1.50% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the 2028 Notes, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not generate cash flows from operations in the future that are sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives. Holders of the 2028 Notes have the right to require us to repurchase their 2028 Notes upon the occurrence of a fundamental change (as defined in the indenture governing the 2028 Notes) at a repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon any conversion of the 2028 Notes, we will be required to make cash payments for each $1,000 in principal amount of the 2028 Notes converted of at least the lesser of $1,000 and the sum of the daily conversion values (as defined in the indenture governing the 2028 Notes). We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2028 Notes surrendered or pay cash with respect to 2028 Notes being converted and our ability to pay may additionally be limited by law, by regulatory authority, or by agreements governing our existing and future indebtedness. Our failure to repurchase the 2028 Notes at a time when the repurchase is required by the indenture governing the 2028 Notes or to pay any cash payable on future conversions as required by such indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our other existing and future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2028 Notes or make cash payments upon conversions thereof. Any failure by us to repay or repurchase our indebtedness, including the 2028 Notes, or to make cash payments upon any conversions thereof, in each case, when required pursuant to the terms of such indebtedness could harm our business, results of operations, and financial condition.

45 In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could: • make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry, and competitive conditions and adverse changes in government regulation; • limit our flexibility in planning for, or reacting to, changes in our business and our industry; • place us at a disadvantage compared to our competitors who have less debt; • limit our ability to borrow additional amounts for funding acquisitions, for working capital, and for other general corporate purposes; and • make an acquisition of our company less attractive or more difficult. Any of these factors could harm our business, results of operations, and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase. The conditional conversion feature of the 2028 Notes, if triggered, may adversely affect our financial condition and results of operations. In the event the conditional conversion feature of the 2028 Notes is triggered, holders of the 2028 Notes will be entitled to convert the Notes at any time during specified periods at their option. If one or more holders elect to convert their 2028 Notes, we would be required to settle any unconverted principal amount through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2028 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the applicable outstanding principal of the 2028 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital. Transactions relating to our 2028 Notes may affect the value of our common stock. The conversion of some or all of the 2028 Notes would dilute the ownership interests of existing stockholders to the extent we elect to deliver shares of common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the 2028 Notes being converted. Our 2028 Notes may become convertible in the future at the option of their holders under certain circumstances. If holders elect to convert their 2028 Notes, we may settle our conversion obligation in excess of the principal amount of the 2028 Notes converted by delivering to them a significant number of shares of our common stock, which would cause dilution to our existing stockholders. In addition, in connection with the issuance of the 2028 Notes, we entered into capped call transactions (the “Capped Calls”) with certain financial institutions (the “Option Counterparties”). The Capped Calls are expected generally to reduce the potential dilution to our common stock upon any conversion or settlement of the 2028 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2028 Notes, as the case may be, with such reduction and/or offset subject to a cap. In connection with establishing their initial hedges of the Capped Calls, the Option Counterparties or their respective affiliates entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with or shortly after the pricing of the 2028 Notes. From time to time, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions before the maturity of the 2028 Notes, with respect to the Capped Calls corresponding to the 2028 Notes (and are likely to do so on each exercise date of the Capped Calls, which are scheduled to occur during the observation period relating to any conversion of the 2028 Notes on or after June 15, 2028 that is not in connection with a redemption, or following our election to terminate any portion of the Capped Calls in connection with any repurchase, redemption, exchange, or early conversion of the 2028 Notes). This activity could cause a decrease and/or increased volatility in the market price of our common stock. We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on our common stock. In addition, we do not make any representation that the Option Counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

46 We are subject to counterparty risk with respect to the Capped Calls. The Option Counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the Capped Calls. Our exposure to the credit risk of the Option Counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the Capped Calls with such Option Counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the Option Counterparties. We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all. We have funded our operations since inception primarily through equity financings, debt financings, and sales of subscriptions to our products. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuance of debt or equity securities. As a result, our stockholders bear the risk of future issuance of debt or equity securities reducing the value of our common stock and diluting their interests. We have acquired, and may in the future acquire, other businesses, which could require significant management attention, disrupt our business, or dilute stockholder value. As part of our business strategy, we have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our products, obtain personnel, or otherwise grow our business. For example, in the third quarter of fiscal year 2021, we acquired Rundeck, a leading provider of DevOps automation for enterprise, in the first quarter of fiscal year 2023, we acquired Catalytic, a provider of enterprise-wide process automation, and in the fourth quarter of fiscal year 2024, we acquired Jeli, a provider of incident analysis for enterprises. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We have limited experience making acquisitions. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the anticipated benefits from such acquisitions, due to a number of factors, including but not limited to: • acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated; • difficulty integrating and retaining the personnel, intellectual property, technology infrastructure, and operations of an acquired business; • ineffective or inadequate, controls, procedures, or policies at an acquired business, including cybersecurity risks and vulnerabilities; • multiple product lines or services offerings, as a result of our acquisitions, that are offered, priced, and supported differently; • potential unknown liabilities or risks associated with an acquired business, including those arising from existing contractual obligations or litigation matters; • inability to maintain relationships with key customers, suppliers, and partners of an acquired business; • lack of experience in new markets, products, or technologies; • diversion of management’s attention from other business concerns; and

47 • use of resources that are needed in other parts of our business. In addition, a significant portion of the purchase consideration of companies we acquire may be allocated to acquired goodwill. We review goodwill for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to record impairment charges based on this assessment, which could adversely affect our results of operations. We may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate acquisitions, or the people or technologies associated with those acquisitions, the results of operations of the combined company could be adversely affected. Any integration process will require significant time, resources, and attention from management, and may disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could adversely affect our business, results of operations, and financial condition. Any acquisition we complete could be viewed negatively by users, customers, partners, or investors, and could have adverse effects on our existing business relationships. In addition, we may not successfully evaluate or utilize acquired product or technology or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay a substantial portion of our available cash, incur debt, or issue equity securities to pay for any such acquisitions, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur additional debt, it could result in increased fixed obligations and could also subject us to covenants or other restrictions that could impede our ability to flexibly operate our business. Risks Related to Ownership of Our Common Stock Our stock price may be volatile, and the value of our common stock may decline. The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including: • actual or anticipated fluctuations in our operating results or financial condition; • variance in our financial performance from expectations of securities analysts; • changes in the pricing of subscriptions to our platform and products; • changes in our ability to acquire and retain customers, or our ability to expand our customers’ usage of our platform; • changes in our projected operating and financial results; • changes in laws or regulations applicable to our platform and products; • announcements by us or our competitors, or other market participants, of significant business developments, acquisitions, new offerings, or technological advancements (including those involving artificial intelligence); • commentary by analysts or other third parties regarding technological shifts, competitive developments, or perceived changes in our growth prospects; • our involvement in litigation; • future sales of our common stock by us or our stockholders, including our large stockholders, or perceptions that such sales might occur; • changes in senior management or key personnel; • the trading volume of our common stock; • changes in the anticipated future size and growth rate of our market; and • general economic and market conditions. Broad market and industry fluctuations, and general economic, political, regulatory, and market conditions, including the impact of the effects of a general slowdown in the global economy, geopolitical conflicts, and inflationary pressures, may also negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention. Future sales of our common stock in the public market could cause the market price of our common stock to decline.

48 Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock. In addition, we have filed registration statements to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise and/or vesting periods, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the U.S. in the open market. Furthermore, a substantial number of shares of our common stock is reserved for issuance upon the exercise of the 2028 Notes. If we elect to satisfy our conversion obligation in excess of the principal amount of the 2028 Notes converted solely in shares of our common stock upon conversion, we will be required to deliver the shares of our common stock, together with cash for any fractional share, on the second business day following the relevant conversion date. We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline. If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline. Our stock price and trading volume is heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Further, the trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline. We do not have any control over the analysts that cover our common stock or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own. Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock. We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

49 If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price. The Sarbanes-Oxley Act of 2002 requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls, and perform testing of our key controls over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to continue to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions, or investigations by regulatory authorities, including SEC enforcement actions, and we could be required to restate our financial results, any of which would require additional financial and management resources. We continue to invest in more robust technology and in more resources in order to manage those reporting requirements. Implementing the appropriate changes to our internal controls may distract our officers and employees, result in substantial costs, and require significant time to complete. Any difficulties or delays in implementing these controls could impact our ability to timely report our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline. Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock. Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that: • authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock; • require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent; • specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer; • establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; • establish that our board of directors is divided into three classes, with each class serving three-year staggered terms; • prohibit cumulative voting in the election of directors; • provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock; • provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and • require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

50 These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition. Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which restricts our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: • any derivative action or proceeding brought on our behalf; • any action asserting a breach of a fiduciary duty; • any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, • our amended and restated certificate of incorporation, or our amended and restated bylaws; or • any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although the Delaware Supreme Court has held that such exclusive forum provisions are facially valid, courts in other jurisdictions may find such provisions to be unenforceable. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

51 General Risks The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, especially now that we are no longer an “emerging growth company.” As a public company, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and will continue to result in costs to us and could have a negative effect on our business, financial condition, and results of operations. We are subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations that impose various requirements on public companies. As a result, we are required to devote significant management effort and incur additional expenses, which include higher legal fees, accounting and related fees, and fees associated with investor relations activities, among others, to ensure compliance with the various reporting requirements. These requirements may also place a strain on our systems and processes. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff, and provide additional management oversight. We have been and will be continuing to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to us as a public company. Sustaining compliance with regulatory and reporting requirements as a public company also requires us to commit additional management, operational, and financial resources to maintain appropriate operational and financial systems to adequately support such compliance, including identifying new professionals to join our company as appropriate. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations. We cannot predict or estimate the amount of additional costs we may continue to incur as a result of being a public company or the timing of such costs. We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock. We are required to furnish a report by management on the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our compliance with these requirements will continue to require that we incur substantial accounting expenses and expend significant management efforts. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot guarantee that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. U.S. generally accepted accounting principles (“U.S. GAAP”), are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and financial condition and could affect the reporting of transactions already completed before the announcement of a change.

52 Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk management and strategy We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic, or competitive in nature, customer data, and personal information (collectively, “Information Systems and Data”). Our Chief Information Security Officer (“CISO”) and Chief Information Officer (“CIO”), along with our information security, engineering, and legal functions, help identify, assess, and manage the Company’s cybersecurity threats and risks. They work to identify and assess risks from cybersecurity threats by monitoring and evaluating the threat environment using various methods including manual and automated tools, subscribing to reports and services that identify cybersecurity threats, evaluating our and our industry’s risk profile, conducting audits and threat assessments, conducting vulnerability assessments, and external threat intelligence. Depending on the environment, system, and data, we implement and maintain certain technical and organizational measures, processes, standards, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: incident response procedures, vulnerability management process, disaster recovery/business continuity plans, encryption, network security controls, user access controls including multifactor authentication and role-based access, data segregation, asset management, systems monitoring, vendor risk management program, employee training, penetration testing, cybersecurity insurance, and dedicated cybersecurity staff. Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes, including by prioritizing our risk management processes and mitigating cybersecurity threats that are more likely to lead to a material impact to our business. We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms, cybersecurity consultants, managed cybersecurity service providers, and penetration testing firms. We also use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, and various supply chain resources. We have a vendor management program to manage cybersecurity risks associated with our use of these providers which includes, depending on the vendor, nature of the services provided, and sensitivity of the Information Systems and Data at issue: different levels of assessment designed to help identify cybersecurity risks associated with the vendor, security questionnaires, review of security assessments, and imposition of contractual obligations related to cybersecurity. For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part I. Item 1A. Risk Factors in this Annual Report on Form 10-K. Governance Our board of directors oversees the Company’s cybersecurity risk management as part of its general oversight function. The audit committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats. Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Chief Technology Officer (“CTO”), CISO, and CIO, who have decades of experience in cybersecurity and information technology. Our CTO has extensive experience in computer science, our CISO has extensive experience in computer security and enterprise data, and our CIO has extensive experience in information technology.

53 Company management, including the CTO, CISO, and CIO, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Management is also responsible for approving budgets for spending on cybersecurity, helping prepare for cybersecurity incidents, and approving cybersecurity processes. Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including to the CISO, CTO, and CIO, as appropriate. The CTO, CISO, and CIO work with the Company’s incident response team to help the Company mitigate and remediate such cybersecurity incidents. In addition, the Company’s incident response and vulnerability management processes include updates to the audit committee of the board of directors as appropriate. The audit committee receives periodic reports from the CTO and/or CISO concerning the company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also receives various reports, summaries, or presentations related to the Company’s cybersecurity threats, risk, and mitigation. The audit committee will keep the full board of directors apprised of the company’s cybersecurity risk processes and significant developments related to cybersecurity. Item 2. Properties Our corporate headquarters is located in San Francisco, California, and consists of approximately 42,118 square feet of space under a lease that expires in fiscal 2029. We also have office locations in Atlanta, Georgia; Toronto, Canada; Santiago, Chile; London, England; Sydney, Australia; Lisbon, Portugal; and Tokyo, Japan. Item 3. Legal Proceedings From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial condition. Item 4. Mine Safety Disclosures Not applicable.

54 PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information for Common Stock Our common stock has been listed on the New York Stock Exchange (“NYSE”) under the symbol “PD” since April 11, 2019. Prior to that date, there was no public trading market for our common stock. Holders of Record As of January 31, 2026, we had 19 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. Dividend Policy We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

55 Stock Performance Graph This performance graph shall not be deemed “soliciting material” or to be “filed” with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act. The following graph compares: (i) the cumulative total stockholder return on our common stock from January 31, 2021 through January 31, 2026; with (ii) the cumulative total return of the Standard & Poor (“S&P”) 500 Index and the S&P Software & Services Select Industry Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on January 31, 2021 and the reinvestment of dividends. The graph uses the closing market price on January 31, 2021 of $48.73 per share as the initial value of our common stock. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future. Unregistered Sales of Equity Securities and Use of Proceeds Unregistered Sales of Equity Securities None. Use of Proceeds None.

Issuer Purchases of Equity Securities

The following table presents information with respect to our repurchases of common stock during the three months ended January 31, 2026:

Period	Total number of shares purchased[(1)]	Average price paid per share[(2)]	Total number of shares purchased as part of publicly announced program[(1)]	Approximate dollar value of shares that may yet be purchased under publicly announced program (in thousands)[(1)]
November 1 - 30, 2025	2,185,725	$ 14.64	2,185,725	$ 130,112
December 1 - 31, 2025	2,788,863	$ 12.62	2,788,863	$ 94,903
January 1 - 31, 2026	2,744,460	$ 11.58	2,744,460	$ 63,119
Total	7,719,048		7,719,048	

(1) In March 2025, our Board of Directors authorized a stock repurchase program of up to $150.0 million of our common stock., which was subsequently increased to $200.0 million in August 2025. Share repurchases under share repurchase program may be made from time to time on the open market, pursuant to Rule 10b5-1 trading plans, or other legally permissible means. The share repurchase program does not obligate us to acquire a specified number of shares, and may be suspended, modified, or terminated at any time, without prior notice. The number of shares to be repurchased will depend on market conditions and other factors. The share repurchase program is expected to continue through March 2027, unless extended or shortened by the Board of Directors. See Note 11. Common Stock and Stockholders' Equity elsewhere this Annual Report on Form 10-K for additional information related to share repurchases.
(2) Average price paid per share excludes cash paid for commissions.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of PagerDuty, Inc. and its wholly-owned subsidiaries, and subsidiaries in which PagerDuty, Inc. holds a controlling interest ("PagerDuty," "we," "us" or "our") should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K (this "Form 10-K"). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, adverse effects on our business and general economic conditions due to those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Form 10-K. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31.

In this section, we discuss the results of our operations for the year ended January 31, 2026 compared to the year ended January 31, 2025. For a discussion of the year ended January 31, 2025 compared to the year ended January 31, 2024, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2025.

Overview

PagerDuty, Inc. transforms critical work for modern business by building operational resilience, reducing risk, improving customer experience, and driving operational efficiency across digital operations. As a global leader in digital operations management since 2009, PagerDuty helps enterprises manage the complex web of infrastructure, applications, and systems that power today's digital experiences. The PagerDuty Operations Cloud sits at the center of the enterprise technology stack as a system of intelligence and action, ingesting signals from over 700 integrations—including monitoring, observability, security, customer service, and development tools—to orchestrate the right response across people, machines, and software.

Built for the modern era of artificial intelligence ("AI"), PagerDuty empowers customers to maximize the value of their AI investments through agentic workflows, AI-powered automation, and intelligent orchestration that accelerates incident detection and resolution while enabling teams to focus on innovation rather than firefighting.

56

57 In today's environment, every business is fundamentally a digital business. Whether in retail, financial services, healthcare, telecommunications, or supply chain logistics, modern commerce depends on increasingly complex networks of digital infrastructure, cloud services, applications, and distributed teams that operate in an always-on world. This complexity continues to accelerate as organizations adopt AI-driven systems and integrate artificial intelligence across their operations. Customer expectations have never been higher. Incidents are measured not just in lost revenue but in damaged brand reputation and customer trust. Organizations face mounting pressure to deliver always-on digital experiences, resolve issues proactively before customers are impacted, and innovate rapidly without proportionally increasing operational costs or headcount. The ability to anticipate, orchestrate, and resolve time-sensitive, critical, and unplanned work before it escalates has become a strategic imperative and competitive differentiator. Since our founding in 2009, PagerDuty has evolved from a single product focused on on-call management for developers into a comprehensive, multi-product operations cloud that spans the entire enterprise. Today, our platform breaks down organizational silos across development, IT operations, security, customer service, and business operations, reaching technical practitioners and executive stakeholders alike. Over more than a decade, we have built one of the industry's most comprehensive integration ecosystems, with over 700 direct integrations spanning monitoring tools, cloud platforms, collaboration systems, ITSM solutions, and business applications. We also support the Model Context Protocol (“MCP”), enabling seamless integration with AI agents and large language model-powered tools to extend our platform's capabilities into emerging AI workflows. This deep integration fabric allows our customers to gather and correlate digital signals from across their entire technology stack – both modern cloud-native and legacy systems – without the friction of context switching or manual data aggregation. These same integrations enable powerful workflow automation, connecting technical operations with popular collaboration tools and business applications to drive coordinated responses and accelerate resolution. Our open platform approach and extensive partner ecosystem have become a strategic moat, making PagerDuty increasingly embedded and essential within our customers' operations. We generate revenue primarily from cloud-hosted software subscriptions, with additional revenue from term-license arrangements. Our land-and-expand business model drives viral adoption and natural expansion as teams experience value and extend PagerDuty to new users, use cases, and products. During the current fiscal year, we took initial steps to provide customers with more flexible pricing options, including usage-based pricing models that enable customers to seamlessly scale between human responders, agents, and automated solutions, better aligning customer investments to business outcomes rather than headcount and licenses, and supporting our transition from traditional single-year seat- based licensing to multiyear platform usage agreements. While the PagerDuty platform serves organizations of all sizes, we have strategically focused our go-to-market investments, including our enterprise field sales organization, on serving enterprise customers where we see the greatest opportunity for platform adoption and expansion. Today, nearly half of the Fortune 500, half of the Forbes AI 50, and approximately two-thirds of the Fortune 100 rely on PagerDuty as mission-critical infrastructure. Our enterprise customers represent the majority of our revenue and demonstrate strong retention and expansion characteristics.

58 As of January 31, 2026, we had 15,351 paying customers globally, ranging from the most disruptive startups to established Fortune 100 companies across every industry including software and technology, financial services, telecommunications, retail, travel and hospitality, and media and entertainment. Our customers use our products across a broad range of use cases such as engineering, IT operations, security, and customer service. Of these customers, 861 customers contribute annual recurring revenue (“ARR”) in excess of $100.0 thousand, and 79 customers contribute ARR in excess of $1.0 million. We define ARR as the annualized recurring revenue of all active contracts at the end of a reporting period. We define a customer as a separate legal entity, such as a company or an educational or government institution, that has an active subscription with us or one of our partners to access our platform. In situations where an organization has multiple subsidiaries or divisions, we treat the parent entity as the customer instead of treating each subsidiary or division as a separate customer. Our 10 largest customers represented approximately 2% of our revenue for the fiscal year ended January 31, 2026, and no single customer represented more than 10% of our revenue in the same period, highlighting the breadth of our customer base. We serve a vital role in our customers’ digital operations and grow with them as their needs expand. As such, we have developed a loyal customer base, with total ARR churn representing less than 10% of beginning ARR for the fiscal year ended January 31, 2026. Our ARR churn rate represents lost revenue from customers that were no longer contributing revenue at the end of the current period but did contribute revenue in the equivalent prior year period. We generally bill monthly subscriptions on a monthly basis and subscriptions with terms of greater than one year annually in advance. We expand within our existing customer base by adding more users, creating additional use cases, and upselling higher priced packages and additional products. Once our platform is deployed, we typically see increased expansion within our customer base. Our dollar-based net retention rate was 98% for the fiscal year ended January 31, 2026. We have an efficient operating model, which comes from a combination of our cloud-native architecture, optimal utilization of our third-party hosting providers, and prudent approach to headcount expansion. This has allowed us to achieve profitability and a gross margin of 84.9% for the fiscal year ended January 31, 2026. This has allowed us the flexibility to invest more in our platform and go-to-market function while maintaining strong operating leverage on our path to profitability. Macroeconomic Environment Our business and financial performance has and may continue to be subject to the effects of worldwide macroeconomic conditions, including, but not limited to, global inflation and heightened interest rates, existing and new laws and regulations, and economic uncertainty and volatility globally and in the jurisdictions in which we do business. We will continue to monitor the direct and indirect impacts of these or similar circumstances on our business and financial results. For additional information on the potential impact of macroeconomic conditions on our business, see Part I, Item 1A, Risk Factors. Key Factors Affecting Our Performance Attracting New Customers Sustaining our growth requires continued adoption of our platform by new customers. We will continue to invest in building brand awareness as we further penetrate our addressable markets. Our financial performance will depend in large part on the overall demand for our platform, particularly demand from enterprise customers, and our ability to meet the evolving needs of our customers. As of January 31, 2026, we had 15,351 paying customers spanning organizations of a broad range of sizes and industries, compared to 15,114 as of January 31, 2025. Expanding Within our Customer Base The majority of our revenue is generated from our existing customer base. Often, our customers expand the deployment of our platform across large teams and more broadly within the enterprise as they realize the benefits of our platform. We believe that our land-and-expand business model allows us to efficiently increase revenue from our existing customer base. Further, we will continue to invest in enhancing awareness of our brand, creating additional use cases, and developing more products, features, and functionality, which we believe are important factors to achieve widespread adoption of our platform.

59 Sustaining Product Innovation and Technology Leadership Our success is dependent on our ability to sustain product innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built a highly differentiated platform that will position us to further extend the adoption of our products. While sales of subscriptions to our incident management product account for a significant majority of our revenue, we intend to continue to invest in building additional products, features, and functionality that expand our capabilities and facilitate the extension of our platform to new use cases. Our future success is dependent on our ability to successfully develop, market, and sell these additional products to both new and existing customers. Continued Investment in Growth We plan to continue investing in our business so we can capitalize on our market opportunity. We are focusing our field sales resources to target expansion within our enterprise customers and to attract new customers. We expect to continue to make focused investments in marketing to drive brand awareness and enhance the effectiveness of our self-service, low friction customer acquisition model. We continue to make investments in headcount, tools, and technology so our research and development team can continue to develop new and improved products, features, and functionality. Although these investments may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth. Key Business Metrics We review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. While these metrics are based on what we believe to be a reasonable representation of our customer base for the applicable period of measurement, we rely on a third party to validate legal entities using the best available data at period end, and therefore, these metrics are subject to change as new information becomes available. In addition, we are continually seeking to improve our methodology, which may result in future changes to our key metrics. Our key metrics include the results of Jeli, Inc. (“Jeli”), to the extent applicable, beginning on the acquisition date of November 15, 2023. Annual Recurring Revenue (“ARR”) We believe ARR is a key metric to measure our business performance because it is an indication of our ability to maintain and expand our relationships with existing customers and generate new business. We define ARR as the annualized recurring revenue of all active contracts at the end of a reporting period. ARR was as follows as of the dates indicated (in millions): As of January 31 2026 2025 ARR $ 498.7 $ 493.8

60 Number of Customers We believe that the number of customers using our platform, particularly those that have subscription agreements for more than $100.0 thousand in ARR, are indicators of our market penetration, particularly within enterprise accounts, the growth of our business, and our potential future business opportunities. We define a customer as a separate legal entity, such as a company or an educational or government institution, that has an active subscription with us or one of our partners to access our platform. In situations where an organization has multiple subsidiaries or divisions, we treat the parent entity as the customer instead of treating each subsidiary or division as a separate customer. Increasing awareness of our platform and its broad range of capabilities, coupled with the fact that the world is always on and powered by increasingly complex technology, has expanded the diversity of our customer base to include organizations of all sizes across virtually all industries. Over time, enterprise customers have constituted a greater share of our revenue. The total number of paid customers and the number of customers with greater than $100.0 thousand in ARR were as follows as of the dates indicated: January 31, 2026 2025 2024 Customers 15,351 15,114 15,039 Customers greater than $100.0 thousand in ARR 861 849 804 Dollar-based Net Retention Rate We use dollar-based net retention rate to evaluate the long-term value of our customer relationships, since this metric reflects our ability to retain and expand the ARR from our existing paid customers. Our dollar-based net retention rate compares our ARR from the same set of customers across comparable periods. We calculate dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all paid customers as of 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these same customers as of the current period end (“Current Period ARR”). Current Period ARR includes any expansion and is net of downgrades or churn over the last 12 months but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the dollar-based net retention rate. The dollar-based net retention rate was as follows as of the dates indicated: Last 12 months ended January 31, 2026 2025 2024 Dollar-based net retention rate 98% 106% 107%

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated and as a percentage of revenue (in thousands, except percentages):

	Year ended January 31,			
	2026		2025	
Revenue	$ 492,546	100.0 %	$ 467,499	100.0 %
Cost of revenue[(1)]	74,142	15.1 %	79,665	17.0 %
Gross profit	418,404	84.9 %	387,834	83.0 %
Operating expenses:				
Research and development[(1)]	126,937	25.8 %	141,489	30.3 %
Sales and marketing[(1)]	184,040	37.4 %	201,821	43.2 %
General and administrative[(1)]	101,587	20.6 %	104,296	22.3 %
Total operating expenses	412,564	83.8 %	447,606	95.7 %
Income (loss) from operations	5,840	1.2 %	(59,772)	(12.8)%
Interest income	22,693	4.6 %	27,492	5.9 %
Interest expense	(8,857)	(1.8)%	(9,258)	(2.0)%
Other income (expense), net	489	0.1 %	(215)	— %
Income (loss) before (benefit from) provision for income taxes	20,165	4.1 %	(41,753)	(8.9)%
(Benefit from) provision for income taxes	(152,544)	(31.0)%	1,783	0.4 %
Net income (loss)	$ 172,709	35.1 %	$ (43,536)	(9.3)%
Net loss attributable to redeemable non-controlling interest	(664)	(0.1)%	(801)	(0.2)%
Net income (loss) attributable to PagerDuty, Inc.	$ 173,373	35.2 %	$ (42,735)	(9.1)%
Less: Adjustment attributable to redeemable non-controlling interest	(481)	(0.1)%	11,725	2.5 %
Net income (loss) attributable to PagerDuty, Inc. common stockholders	$ 173,854	35.3 %	$ (54,460)	(11.6)%

Note: Certain figures may not sum due to rounding.

(1) Includes stock-based compensation expense as follows (in thousands):

	Year ended January 31,	
	2026	2025
Cost of revenue	$ 4,283	$ 5,984
Research and development	36,345	44,691
Sales and marketing	22,420	31,185
General and administrative	34,756	44,350
Total	$ 97,804	$ 126,210

61

62 Revenue We generate revenue primarily from cloud-hosted software subscription fees. We also generate revenue from term- license software subscription fees. Our subscriptions are typically one year in duration but can range from monthly to multi-year. Subscription fees are driven primarily by the number of customers, the number of users per customer, and the level of subscription purchased. We generally invoice customers in advance in annual installments for subscriptions to our software. Revenue related to our cloud-hosted software subscriptions is recognized ratably over the related contractual term beginning on the date that our platform is made available to a customer. For our term-license software subscriptions, we recognize license revenue upon delivery, and software maintenance revenue ratably, typically beginning on the start of the contractual term of the arrangement. Due to the low complexity of implementation and integration of our platform with our customers’ existing infrastructure, revenue from professional services has not been material to date. The following sets forth our revenue for the periods indicated (in thousands, except percentages): Year ended January 31, Change 2026 2025 $ % Revenue $ 492,546 $ 467,499 $ 25,047 5 % Revenue increased primarily due to growth from existing customers, which was driven by an increase in the number of users and upsell of additional products and services. Cost of Revenue and Gross Margin Cost of revenue primarily consists of expenses related to providing our platform to customers, including personnel expenses for operations and global support, payments to our third-party cloud infrastructure providers for hosting our software, payment processing fees, amortization of capitalized software costs, amortization of acquired developed technology and intangible assets, and allocated overhead costs for facilities, information technology, and other allocated overhead costs. We will continue to invest additional resources in our platform infrastructure and our customer support and success organizations to expand the capability of our platform and ensure that our customers are realizing the full benefit of our offerings. The level and timing of investment in these areas could affect our cost of revenue in the future. Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates, and as a result of the timing and amount of investments to expand the capacity of our third-party cloud infrastructure providers and our continued efforts to enhance our platform support and customer success teams. The following sets forth our cost of revenue and gross margin for the periods indicated (in thousands, except percentages): Year ended January 31, Change 2026 2025 $ % Cost of revenue $ 74,142 $ 79,665 $ (5,523) (7) % Gross margin 84.9% 83.0 % Cost of revenue decreased primarily due to: (i) a decrease of $6.4 million in amortization of acquired intangible assets; and (ii) a decrease of $3.1 million in outside services spend for the customer service team; offset by (iii) an increase of $1.9 million in hosting, software, and telecom costs; and (iv) an increase of $0.9 million in costs to support the business and related infrastructure, which include allocated overhead costs; (v) an increase of $0.7 million in personnel costs, primarily as a result of an increase in headcount for cost of revenue employees; and (vi) an increase of $0.5 million for amortization of capitalized software costs.

63 Operating Expenses Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel expenses are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation expense, and sales commissions. Operating expenses also include amortization of acquired intangible assets, acquisition-related expenses, allocated overhead costs for facilities, shared IT related expenses, including depreciation expense, and certain company-wide events and functions. The following table sets forth our operating expenses for the periods indicated (in thousands, except percentages): Year ended January 31, Change 2026 2025 $ % Operating expenses: Research and development $ 126,937 $ 141,489 $ (14,552) (10.3) % Sales and marketing 184,040 201,821 (17,781) (8.8) % General and administrative 101,587 104,296 (2,709) (2.6) % Total operating expenses $ 412,564 $ 447,606 $ (35,042) (7.8) % Research and development: Research and development expenses consist primarily of personnel costs for our engineering, product, and design teams. Additionally, research and development expenses include outside services, depreciation of equipment used in research and development activities, acquisition-related expenses, impairment of capitalized software costs, and allocated overhead costs. We expect that our recurring research and development expenses will increase in dollar value as our business grows. The decrease in research and development was primarily driven by: (i) a decrease of $15.9 million in personnel costs as a result of a decrease in headcount for research and development employees and decreased costs related to stock-based compensation; and (ii) a decrease of $0.8 million in costs to support the business and related infrastructure, which include allocated overhead costs; offset by (iii) a net increase of $1.1 million in other expenses, primarily due to impairment of capitalized software of $1.2 million; and (iv) an increase of $0.7 million in outside consulting services. Sales and marketing: Sales and marketing expenses consist primarily of personnel costs, costs of outside services, costs of general marketing and promotional activities, training and travel-related expenses, amortization of acquired intangible assets, allocated overhead costs, and credit loss expense. Sales commissions earned by our sales force that are considered incremental and recoverable costs of obtaining a subscription with a customer are deferred and amortized on a straight- line basis over the expected period of benefit, which we have determined to be four years. We expect that our recurring sales and marketing expenses will generally increase in dollar value and continue to be our largest operating expense for the foreseeable future as we expand our sales and marketing efforts. The decrease in sales and marketing was primarily driven by: (i) a decrease of $9.9 million in personnel costs as a result of a decrease in headcount for sales and marketing employees and decreased costs related to stock-based compensation; (ii) a decrease of $8.1 million in outside consulting services; (iii) a decrease of $2.8 million in training and travel-related costs; offset by (iv) an increase of $2.0 million in marketing costs for media campaigns in the current year; and (v) an increase of $0.7 million in costs to support the business and related infrastructure, which include allocated overhead costs. General and administrative: General and administrative expenses consist primarily of personnel costs, training and travel-related costs, and outside services fees for finance, legal, human resources, information technology, and other administrative functions. In addition, general and administrative expenses include non-personnel costs, such as legal, accounting, and other professional fees, hardware and software costs, certain tax, license and insurance-related expenses, acquisition-related expenses, and allocated overhead costs. We expect that our recurring general and administrative expenses will increase in dollar value as our business grows. However, we expect that our general and administrative expenses will decrease as a percentage of our revenue over the longer term, as we expect our investments to allow for improved efficiency for future growth in the business.

64 The decrease in general and administrative was driven by: (i) a decrease of $6.9 million related to personnel costs primarily driven by decreased costs related to stock-based compensation; (ii) a decrease of $0.5 million in training and travel-related costs; (iii) a decrease of $0.1 million in insurance, business taxes and licenses; offset by (iv) an increase of $3.3 million in outside consulting services; and (v) an increase of $1.7 million in costs to support the business and related infrastructure, which include allocated overhead costs. Non-Operating Income (Expense) The following table sets forth our non-operating income (expense) for the periods indicated (in thousands, except percentages): Year ended January 31, Change 2026 2025 $ % Interest income $ 22,693 $ 27,492 $ (4,799) (17.5) % Interest expense $ (8,857) $ (9,258) $ 401 (4.3) % Other income (expense), net $ 489 $ (215) $ 704 (327.4) % (Benefit from) provision for income taxes $ (152,544) $ 1,783 $ (154,327) (8,655.5) % Interest income: Interest income consists of accretion income and amortization expense on our available-for-sale investments, income earned on our cash and cash equivalents, and interest earned on our short-term investments which consist of U.S. Treasury securities, commercial paper, corporate debt securities, and U.S. Government agency securities. Interest income decreased primarily due to a decrease in interest rates year-over-year. Interest expense: Interest expense consists primarily of contractual interest expense and amortization of debt issuance costs on our 1.25% Convertible senior notes due 2025 (the “2025 Notes”) that were repaid during the year ended January 31, 2026 and the contractual interest expense and amortization of debt issuance costs on our 1.50% Convertible Senior Notes due 2028 (the “2028 Notes”) that were issued in October 2023. Interest expense decreased primarily due to a decrease in interest expense related to our convertible notes, driven by the repayment of the 2025 Notes during the year ended January 31, 2026. Other income (expense), net: Other income (expense), net primarily consists of foreign currency transaction gains and losses. The change in other income (expense), net was due to fluctuations in foreign currency during the period. (Benefit from) provision for income taxes: (Benefit from) provision for income taxes consists primarily of income taxes in certain foreign and U.S. jurisdictions in which we conduct business. The change in (benefit from) provision for income taxes is primarily attributable to the release of the valuation allowance against U.S. federal and certain state deferred tax assets. The (benefit from) provision for income taxes may fluctuate to the extent the mix of earnings fluctuates between jurisdictions with different tax rates. We regularly assess the need for a valuation allowance against our deferred tax assets. In making that assessment, we consider both positive and negative evidence in the various jurisdictions in which we operate related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of our deferred tax assets will not be realized. For the period ended January 31, 2026, we achieved cumulative U.S. income measured as pre-tax income adjusted for permanent book-tax differences. Based on all available positive and negative evidence, including the amount of our taxable income in recent years which is objective and verifiable, and taking into account anticipated future taxable earnings, we concluded that it is more likely than not that our U.S. federal and certain state deferred tax assets will be realizable which resulted in an income tax benefit of $169.2 million. We continue to maintain a valuation allowance of $0.8 million against other non-material state deferred tax assets due to the uncertainty regarding realizability of these deferred tax assets as they have not met the more likely than not realization criteria.

65 Non-GAAP Financial Measures In addition to our results determined in accordance with United States generally accepted accounting principles (“U.S. GAAP” or “GAAP”), we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the below referenced non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with U.S. GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by U.S. GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non- GAAP financial measures. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Specifically, we exclude the following from historical and prospective non-GAAP financial measures, as applicable: Stock-based compensation: PagerDuty utilizes stock-based compensation to attract and retain employees. It is principally aimed at aligning their interests with those of its stockholders and at long-term retention, rather than to address operational performance for any particular period. As a result, stock-based compensation expenses vary for reasons that are generally unrelated to financial and operational performance in any particular period. Employer taxes related to employee stock transactions: PagerDuty views the amount of employer taxes related to its employee stock transactions as an expense that is dependent on its stock price, employee exercise and other award disposition activity, and other factors that are beyond PagerDuty’s control. As a result, employer taxes related to employee stock transactions vary for reasons that are generally unrelated to financial and operational performance in any particular period. Amortization of acquired intangible assets: PagerDuty views amortization of acquired intangible assets as items arising from pre-acquisition activities determined at the time of an acquisition. While these intangible assets are evaluated for impairment regularly, amortization of the cost of purchased intangibles is an expense that is not typically affected by operations during any particular period. Acquisition-related expenses: PagerDuty views acquisition-related expenses, such as transaction costs, acquisition-related retention payments, and acquisition-related asset impairment, as events that are not necessarily reflective of operational performance during a period. In particular, PagerDuty believes the consideration of measures that exclude such expenses can assist in the comparison of operational performance in different periods which may or may not include such expenses. Amortization of debt issuance costs: The imputed interest rates of the Company's convertible senior notes (the "2025 Notes" and the "2028 Notes" or, collectively, the "Notes") was approximately 1.91% for the 2025 Notes and 2.13% for the 2028 Notes. This is a result of the debt issuance costs, which reduce the carrying value of the convertible debt instruments. The debt issuance costs are amortized as interest expense. The expense for the amortization of the debt issuance costs is a non-cash item, and we believe the exclusion of this interest expense will provide for a more useful comparison of our operational performance in different periods. Restructuring costs: PagerDuty views restructuring costs, such as employee severance-related costs, as events that are not necessarily reflective of operational performance during a period. In particular, PagerDuty believes the consideration of measures that exclude such expenses can assist in the comparison of operational performance in different periods which may or may not include such expenses.

66 Shareholder matters: PagerDuty views certain charges, including third-party legal, consulting, and advisory fees, related to shareholder activity that are outside of the ordinary course of our business and expenses related to a cooperation agreement as events that are not necessarily reflective of operational performance during a period. PagerDuty believes that such charges do not have a direct correlation to the operations of the Company’s business and may vary in size depending on the timing, results, and resolution of such shareholder matters. The consideration of measures that exclude such expenses can assist in the comparison of operational performance in periods which may or may not include such expenses. Impairment of long-lived assets: PagerDuty views non-cash charges for impairment of long-lived assets, including impairments related to capitalized software costs, office leases, and acquired intangible assets, as events that are not necessarily reflective of operational performance during a period. Impairment charges can vary significantly in terms of amount and timing and PagerDuty believes the exclusion of such adjustments can assist in comparison of operational performance in different periods. Gains (or losses) on partial extinguishment of convertible senior notes: PagerDuty views gains (or losses) on partial extinguishment of debt as events that are not necessarily reflective of operational performance during a period. PagerDuty believes that the consideration of measures that exclude such gain (or loss) impact can assist in the comparison of operational performance in different periods which may or may not include such gains (or losses). Adjustment attributable to redeemable non-controlling interest: PagerDuty adjusts the value of redeemable non- controlling interest of its joint venture PagerDuty K.K. according to the operating agreement. PagerDuty believes this adjustment is not reflective of operational performance during a period and exclusion of such adjustments can assist in comparison of operational performance in different periods. Income tax effects and adjustments: For fiscal 2026, PagerDuty used a projected non-GAAP tax rate of 22%. PagerDuty uses a projected non-GAAP tax rate in order to provide better consistency across the interim reporting periods by eliminating the impact of non-recurring and period specific items, which can vary in size and frequency. PagerDuty's estimated tax rate on non-GAAP income is determined annually and may be adjusted during the year to take into account events or trends that PagerDuty believes materially impact the estimated annual rate including, but not limited to, significant changes resulting from tax legislation, material changes in the geographic mix of revenue and expenses and other significant events. Non-GAAP gross profit and non-GAAP gross margin We define non-GAAP gross profit as gross profit excluding the following expenses typically included in cost of revenue: stock-based compensation expense, employer taxes related to employee stock transactions, amortization of acquired intangible assets, and restructuring costs. We define non-GAAP gross margin as non-GAAP gross profit as a percentage of revenue.

67 The following table presents the calculation of non-GAAP gross profit and non-GAAP gross margin for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Gross profit $ 418,404 $ 387,834 $ 352,867 Add: Stock-based compensation 4,283 5,984 7,586 Employer taxes related to employee stock transactions 125 162 199 Amortization of acquired intangible assets 2,700 9,075 8,614 Restructuring costs 292 (2) 137 Non-GAAP gross profit $ 425,804 $ 403,053 $ 369,403 Revenue $ 492,546 $ 467,499 $ 430,699 Gross margin 84.9% 83.0% 81.9 % Non-GAAP gross margin 86.4% 86.2% 85.8 % Non-GAAP operating income and non-GAAP operating margin We define non-GAAP operating income as income (loss) from operations excluding stock-based compensation expense, employer taxes related to employee stock transactions, acquisition-related expenses, amortization of acquired intangible assets, restructuring costs, shareholder matters, and impairment of long-lived assets, which are not necessarily reflective of operational performance during a given period. We define non-GAAP operating margin as non-GAAP operating income as a percentage of revenue. The following table presents the calculation of non-GAAP operating income and non-GAAP operating margin for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Income (loss) from operations $ 5,840 $ (59,772) $ (96,246) Add: Stock-based compensation 97,804 126,210 127,152 Employer taxes related to employee stock transactions 2,314 2,796 3,498 Acquisition-related expenses 286 977 1,800 Amortization of acquired intangible assets 5,220 11,750 11,510 Restructuring costs(1) 5,990 742 194 Shareholder matters 2,470 — — Impairment of long-lived assets(1) 1,213 — 8,483 Non-GAAP operating income $ 121,137 $ 82,703 $ 56,391 Revenue $ 492,546 $ 467,499 $ 430,699 Operating margin 1.2% (12.8) % (22.3) % Non-GAAP operating margin 24.6% 17.7% 13.1% (1) Certain reclassifications of prior period amounts have been made to conform to current period presentation. We have reclassified a portion of restructuring costs to the impairment of long-lived assets line item in the relevant non-GAAP reconciliations. The reclassification has no effect on the reported non-GAAP operating income.

Non-GAAP net income attributable to PagerDuty, Inc. common stockholders

We define non-GAAP net income attributable to PagerDuty, Inc. common stockholders as net income (loss) attributable to PagerDuty, Inc. common stockholders excluding stock-based compensation expense, employer taxes related to employee stock transactions, amortization of debt issuance costs, amortization of acquired intangible assets, acquisition-related expenses, restructuring costs, shareholder matters, impairment of long-lived assets, gain on extinguishment of convertible senior notes, adjustment attributable to redeemable non-controlling interest, and income tax effects and adjustments, which are not necessarily reflective of operational performance during a given period.

The following table presents the calculation of non-GAAP net income attributable to PagerDuty, Inc. common stockholders for the periods indicated (in thousands):

	Year ended January 31,		
	2026	2025	2024
Net income (loss) attributable to PagerDuty, Inc. common stockholders	$ 173,854	$ (54,460)	$ (81,757)
Add:			
Stock-based compensation	97,804	126,210	127,152
Employer taxes related to employee stock transactions	2,314	2,796	3,498
Amortization of debt issuance costs	2,518	2,629	2,078
Amortization of acquired intangible assets	5,220	11,750	11,510
Acquisition-related expenses	286	977	1,800
Restructuring costs[(1)]	5,990	742	194
Shareholder matters	2,470	—	—
Impairment of long-lived assets[(1)]	1,213	—	8,483
Gain on extinguishment of convertible senior notes	—	—	(3,699)
Adjustment attributable to redeemable non-controlling interest	(481)	11,725	6,568
Income tax effects and adjustments	(182,897)	(21,989)	(3,273)
Non-GAAP net income attributable to PagerDuty, Inc. common stockholders	$ 108,291	$ 80,380	$ 72,554

(1) Certain reclassifications of prior period amounts have been made to conform to current period presentation. We have reclassified a portion of restructuring costs to the impairment of long-lived assets line item in the relevant non-GAAP reconciliations. The reclassification has no effect on the reported non-GAAP net income attributable to PagerDuty, Inc. common stockholders.

Free cash flow

We define free cash flow as net cash provided by operating activities, less cash used for purchases of property and equipment and capitalization of software costs. In addition to the reasons stated above, we believe that free cash flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash in excess of our capital investments in property and equipment in order to enhance the strength of our balance sheet and further invest in our business and potential strategic initiatives. A limitation of the utility of free cash flow as a measure of our liquidity is that it does not represent the total increase or decrease in our cash balance for the period. We use free cash flow in conjunction with traditional U.S. GAAP measures as part of our overall assessment of our liquidity, including the preparation of our annual operating budget and quarterly forecasts and to evaluate the effectiveness of our business strategies. There are a number of limitations related to the use of free cash flow as compared to net cash provided by operating activities, including that free cash flow includes capital expenditures, the benefits of which are realized in periods subsequent to those when expenditures are made.

68

69 The following table presents the calculation of free cash flow for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Net cash provided by operating activities $ 114,857 $ 117,891 $ 71,974 Purchases of property and equipment (2,941) (2,791) (2,164) Capitalization of software costs (9,233) (6,686) (5,384) Free cash flow $ 102,683 $ 108,414 $ 64,426 Net cash used in investing activities $ (18,277) $ (19,968) $ (30,525) Net cash (used in) provided by financing activities $ (206,423) $ (116,138) $ 51,600 Liquidity and Capital Resources Sources and Uses of Liquidity As of January 31, 2026, our principal sources of liquidity were cash and cash equivalents and investments totaling $469.8 million. We believe that our existing cash and cash equivalents, investments, and net cash generated from our operating activities will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Since inception, we have financed operations primarily through sales of our cloud-hosted software subscriptions, net proceeds received from sales of equity securities, and the issuance of our 2028 Notes. We believe we will meet long-term expected future cash requirements and obligations through a combination of cash flows from operating activities and available cash and short-term investment balances. Debt and Financing Arrangements Refer to Note 8. Debt and Financing Arrangements, in the notes to our consolidated financial statements included in this Annual Report on Form 10-K for discussion of our debt arrangements, including the timing of expected maturity of such arrangements. The $57.5 million principal of our 2025 Notes was repaid by us in cash at maturity during the year ended January 31, 2026. Deferred Revenue A significant majority of our customers pay in advance for our cloud-hosted and term-license software subscriptions. Therefore, a substantial source of our cash is from our deferred revenue, which is included in the liabilities section of our consolidated balance sheet. Deferred revenue consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2026, we had deferred revenue of $248.9 million, of which $246.5 million was recorded as a current liability and expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria are met.

70 Share Repurchase Program In March 2025, we announced that our Board of Directors approved a share repurchase program (the “2025 Share Repurchase Program”) for the repurchase of shares of our common stock in an aggregate amount of up to $150.0 million. In August 2025, our Board of Directors approved an additional $50.0 million under the 2025 Share Repurchase Program, thus allowing for the repurchase of shares of the Company’s common stock in an aggregate amount of up to $200.0 million. No other changes were made to the program. The 2025 Share Repurchase Program does not obligate us to acquire a specified number of shares, and may be suspended, modified, or terminated at any time, without prior notice. The repurchases are expected to be executed from time to time through March 2027, subject to general business and market conditions and other investment opportunities, through open market purchases or other legally permissible means, including through Rule 10b5-1 plans. As of January 31, 2026, we had repurchased 10,073,731 shares under the 2025 Share Repurchase Program and subsequently retired 9,710,463 of those shares. The cost of the remaining 363,268 shares is recorded as treasury stock in the consolidated balance sheets. As of January 31, 2026, $63.1 million of the total amount authorized to be repurchased remained available. The 2025 Share Repurchase Program replaces the share repurchase program approved by our Board of Directors in May 2024 (the “2024 Share Repurchase Program”) for the repurchase of shares of our common stock in an aggregate amount of up to $100.0 million. The 2024 Share Repurchase Program did not obligate us to acquire a specified number of shares, and could be suspended, modified, or terminated at any time, without prior notice. Under the 2024 Share Repurchase Program, the Company repurchased a total of 5,223,071 shares of common stock through open market purchases, including through 10b5-1 plans, at an average per share price of $19.15 for a total repurchase price of $100.0 million. During the year ended January 31, 2025, these shares were retired. Future Contractual Obligations Our estimated future obligations as of January 31, 2026 include both current and long-term obligations. Our debt obligations total $395.7 million, all of which is long-term. Additionally, we had $1.0 million of irrevocable standby letters of credit outstanding which were fully collateralized by our restricted cash, all of which represents a long-term cash obligation. Under our operating leases, we had a current obligation of $5.0 million and a long-term obligation of $12.6 million. Operating lease obligations primarily represent the initial contracted term for leases that have commenced as of January 31, 2026, not including any future optional renewal periods. Additionally, as of January 31, 2026, we had non-cancellable purchase commitments with certain service providers totaling approximately $44.4 million. Refer to Note 9. Commitments and Contingencies for additional information regarding our purchase commitments. Effect of Exchange Rates Our changes in cash can be impacted by the effect of fluctuating exchange rates. Foreign exchange had a negative effect on cash in the year ended January 31, 2025, decreasing our total cash balance by $0.1 million, and an immaterial effect on cash in the year ended January 31, 2026. Cash Flow Information The following table shows a summary of our cash flows for the periods indicated (in thousands): Year ended January 31, 2026 2025 Net cash provided by operating activities $ 114,857 $ 117,891 Net cash used in investing activities (18,277) (19,968) Net cash used in financing activities (206,423) (116,138) Effects of foreign currency exchange rates on cash, cash equivalents, and restricted cash (4) (124) Net change in cash, cash equivalents, and restricted cash $ (109,847) $ (18,339)

71 Operating Activities Net cash provided by operating activities decreased, primarily due to decreases related to adjustments to reconcile net income (loss) to net cash provided by operating activities, such as stock-based compensation, depreciation and amortization, and deferred income taxes, as well as decreases related to regular operating activity in operating assets and liabilities, offset by improvements in our operating performance due to the 5% increase in revenue coupled with the 8% decrease in operating expenses. Cash provided by operating activities is subject to variability period-over-period as a result of timing differences, including with respect to the collection of receivables and payments of accounts payable, and other items. Investing Activities Net cash used in investing activities decreased, primarily due to a decrease in purchases of available-for-sale investments of $19.1 million offset by a decrease in proceeds from maturities of available-for-sale investments of $12.4 million and an increase in capitalized software costs of $2.5 million. Financing Activities Net cash used in financing activities increased, primarily as a result of an increase in repurchases of common stock and the repayment of our 2025 Notes during the year ended January 31, 2026. Off-Balance Sheet Arrangements Indemnification Agreements See Note 9. Commitments and Contingencies, in the notes to our consolidated financial statements included in this Annual Report on Form 10-K for a description of our indemnification agreements. Letters of Credit We had $1.0 million of irrevocable standby letters of credit outstanding as of January 31, 2026. Letters of credit are primarily used as a form of security deposits for the spaces we lease. Critical Accounting Estimates Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected. We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the estimates we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. Revenue Recognition We enter into contracts with our customers that may include promises to transfer multiple services, software licenses, support, and professional services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services in agreements with non-standard terms are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

72 Deferred Contract Costs Deferred contract costs include sales commissions earned by our sales force which are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit, determined to be four years. Significant judgment is required in arriving at this period of benefit. We determined the period of benefit by taking into consideration our customer contracts, technology, and other factors. Stock-Based Compensation – Market-Based Performance Stock Units Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as compensation expense generally on a straight-line basis over the requisite service period of the award, which is typically the vesting period. We occasionally grant market-based performance stock unit (“PSU”) awards, for which vesting is dependent upon the relative growth of the per share price of the Company’s common stock as compared to the S&P Software & Services Select Index over the one-year performance period. The fair value for these awards is measured on the grant date based on estimated projections of our stock price over the performance period. These estimates are made using a Monte Carlo simulation, which models multiple stock price paths of our common stock and that of the peer group to evaluate and determine our ultimate expected relative growth of the per share price of the Company’s common stock. Compensation expense for the PSUs with market conditions is recorded over the vesting period under the graded-vesting attribution method, and is recorded regardless of whether, and the extent to which, the market condition is ultimately satisfied. Income Taxes We are subject to income taxes in the U.S. and in many foreign jurisdictions. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets that are not more likely than not to be realized. We monitor the realizability of our deferred tax assets, taking into account all relevant factors at each reporting period. In completing our assessment of realizability of our deferred tax assets, we consider our history of income (loss) measured at pre-tax income (loss) adjusted for permanent book-tax differences on a jurisdictional basis, volatility in actual earnings, excess tax benefits/shortfalls related to stock-based compensation in recent prior years, and impacts of the timing of reversal of existing temporary differences. We also rely on our assessment of our projected future results of business operations, including uncertainty in future operating results relative to historical results, volatility in the market price of our common stock and its performance over time, variable macroeconomic conditions impacting our ability to forecast future taxable income, and changes in business that may affect the existence and magnitude of future taxable income. Our valuation allowance assessment is based on our best estimate of future taxable income and our ability to utilize deferred tax attributes considering all available information. For the period ended January 31, 2026, we had U.S. pre-tax book income and we also demonstrated sustained profitability in the form of U.S. pre-tax book income adjusted for permanent book-to-tax differences. Our taxable income for the annual period resulted in the utilization of a portion of our tax attributes that we generated in prior years. This resulted in a net reduction to our U.S. federal and state net deferred tax assets. This evidence is both objective and verifiable and provides strong positive evidence as to our ability to realize our U.S. deferred tax assets. After considering all available positive and negative evidence, including that which is objective and verifiable positive evidence, as well as our anticipated future earnings, we concluded it is more-likely-than-not that our U.S. federal and state deferred tax assets will be realizable. We account for uncertainty in tax positions by recognizing a tax benefit from uncertain tax positions when it is more- likely-than-not that the position will be sustained upon examination. The tax benefits recognized in the financial statements from such uncertain tax positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Although we believe that we have adequately reserved for our uncertain tax positions (including net interest and penalties), we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial position, results of operations, and cash flows.

73 Recent Accounting Pronouncements See Note 2, Summary of Significant Accounting Policies in the notes to our consolidated financial statements included in this Annual Report on Form 10-K for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk As of January 31, 2026, we had cash, cash equivalents, and investments totaling $469.8 million, invested in money market funds, U.S. Treasury securities, commercial paper, and corporate debt securities. Our cash and cash equivalents are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. Our investments classified as available-for-sale investments, including those with stated maturities beyond 12 months, are classified as short-term based on their highly liquid nature and because they represent the investment of cash that is available for current operations. In addition, we may sell these investments at any time for use in its current operations or for other purposes, even prior to maturity. As of January 31, 2026, our available-for-sale investments are recorded as current on our consolidated balance sheets. As of January 31, 2026, we had $402.5 million aggregate principal outstanding of 2028 Notes. The 2028 Notes have a fixed annual interest rate of 1.50%. Accordingly, we do not have economic interest rate exposure on the 2028 Notes. However, the fair market value of the 2028 Notes is exposed to interest rate risk. Generally, the fair market value of the fixed interest rate of the 2028 Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the 2028 Notes fluctuates when the market price of our common stock fluctuates. The fair market value was determined based on the quoted mid price, which is the average of the bid and ask price, of the 2028 Notes in an over-the-counter market on the last trading day of the reporting period. Refer to Note 5. Fair Value Measurements in the notes to our consolidated financial statements included elsewhere in this Form 10-K for more information. Changes in interest rates impact the fair value of marketable debt securities. As of January 31, 2026, a hypothetical 10% relative change in interest rates would not have a material impact on our consolidated financial statements. Foreign Currency Exchange Risk Our reporting currency and the functional currency for the large majority of our foreign operations is the U.S. dollar, except for one subsidiary for which the local currency is the functional currency. Primarily all of our sales are denominated in U.S. dollars, and therefore substantially all of our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Canada, the United Kingdom, Australia, Switzerland, Japan, Chile, and Portugal. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. We do not believe that a hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results.

74 Item 8. Financial Statements and Supplementary Data INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm (PCAOB ID No. 238) 75 Report of Predecessor Auditor (PCAOB ID No. 42) 77 Consolidated Balance Sheets 78 Consolidated Statements of Operations 79 Consolidated Statements of Comprehensive Income (Loss) 80 Consolidated Statements of Stockholders’ Equity 81 Consolidated Statements of Cash Flows 82 Notes to the Consolidated Financial Statements 84

75 Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of PagerDuty, Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of PagerDuty, Inc. and its subsidiaries (the "Company") as of January 31, 2026 and 2025, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

76 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Revenue recognition – cloud-hosted software subscription fees As described in Note 2 to the consolidated financial statements, the Company generates revenue primarily from cloud- hosted software subscription fees. Revenue related to the Company’s cloud-hosted software subscriptions is recognized ratably over the related contractual term beginning on the date that the Company’s platform is made available to a customer. Revenue related to the cloud-hosted software subscription fees is a significant portion of the Company’s total revenue of $492.5 million for the year ended January 31, 2026. The principal consideration for our determination that performing procedures relating to cloud-hosted software subscription fees revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over recording cloud-hosted software subscription fees ratably over the contractual term. These procedures also included, among others (i) for a sample of revenue transactions, a) testing management’s identification and evaluation of terms and conditions by examining customer contracts, and b) testing the revenue recognized by obtaining and inspecting source documents such as customer order forms, master service agreements, invoices, proof of delivery, and cash receipts, and recalculating revenue recognized, (ii) testing a sample of credit memos and evaluating the impact on revenue recognized, and (iii) confirming a sample of outstanding customer invoice balances as of January 31, 2026 and, for confirmations not returned, obtaining and inspecting source documents, such as customer order forms, master service agreements, invoices, proof of delivery, and subsequent cash receipts. /s/ PricewaterhouseCoopers LLP San Francisco, California March 12, 2026 We have served as the Company’s auditor since 2024.

77 Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of PagerDuty, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of PagerDuty, Inc. (the Company) for the year ended January 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended January 31, 2024, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion. /s/ Ernst & Young LLP We served as the Company’s auditor from 2015 to 2024. San Francisco, California March 15, 2024

78 PAGERDUTY, INC. CONSOLIDATED BALANCE SHEETS (in thousands) January 31, 2026 January 31, 2025 Assets Current assets: Cash and cash equivalents $ 237,402 $ 346,460 Investments 232,436 224,366 Accounts receivable, net of allowance for credit losses of $1,175 and $1,103 108,430 107,350 Deferred contract costs, current 18,401 19,787 Prepaid expenses and other current assets 15,570 13,757 Total current assets 612,239 711,720 Property and equipment, net 29,192 21,335 Deferred contract costs, non-current 25,010 25,279 Lease right-of-use assets 12,509 6,806 Goodwill 137,401 137,401 Intangible assets, net 15,645 20,865 Deferred tax assets 153,657 — Other assets 4,862 3,860 Total assets $ 990,515 $ 927,266 Liabilities, redeemable non-controlling interest, and stockholders’ equity Current liabilities: Accounts payable $ 6,718 $ 7,329 Accrued expenses and other current liabilities 19,868 20,322 Accrued compensation 25,856 37,505 Deferred revenue, current 246,451 243,269 Lease liabilities, current 5,000 3,307 Convertible senior notes, net, current — 57,426 Total current liabilities 303,893 369,158 Convertible senior notes, net, non-current 395,729 393,282 Deferred revenue, non-current 2,483 2,483 Lease liabilities, non-current 12,598 9,637 Other liabilities 5,147 4,661 Total liabilities 719,850 779,221 Commitments and contingencies (Note 9) Redeemable non-controlling interest (Note 3) 17,072 18,217 Stockholders' equity Common stock — — Additional paid-in-capital 679,410 725,483 Accumulated other comprehensive loss (183) (485) Accumulated deficit (421,797) (595,170) Treasury Stock (3,837) — Total stockholders’ equity 253,593 129,828 Total liabilities, redeemable non-controlling interest, and stockholders' equity $ 990,515 $ 927,266 See accompanying notes to consolidated financial statements.

PAGERDUTY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended January 31, 2026	2025	2024
Revenue	$ 492,546	$ 467,499	$ 430,699
Cost of revenue	74,142	79,665	77,832
Gross profit	418,404	387,834	352,867
Operating expenses:			
Research and development	126,937	141,489	139,769
Sales and marketing	184,040	201,821	196,769
General and administrative	101,587	104,296	112,575
Total operating expenses	412,564	447,606	449,113
Income (loss) from operations	5,840	(59,772)	(96,246)
Interest income	22,693	27,492	22,101
Interest expense	(8,857)	(9,258)	(6,500)
Gain on partial extinguishment of convertible senior notes	—	—	3,699
Other income (expense), net	489	(215)	(433)
Income (loss) before (benefit from) provision for income taxes	20,165	(41,753)	(77,379)
(Benefit from) provision for income taxes	(152,544)	1,783	(12)
Net income (loss)	$ 172,709	$ (43,536)	$ (77,367)
Net loss attributable to redeemable non-controlling interest	(664)	(801)	(2,178)
Net income (loss) attributable to PagerDuty, Inc.	$ 173,373	$ (42,735)	$ (75,189)
Less: Adjustment attributable to redeemable non-controlling interest	(481)	11,725	6,568
Net income (loss) attributable to PagerDuty, Inc. common stockholders	$ 173,854	$ (54,460)	$ (81,757)
Weighted average shares used in calculating net income (loss) per share:			
Basic	91,212	92,000	92,341
Diluted	92,995	92,000	92,341
Net income (loss) per share attributable to PagerDuty, Inc. common stockholders:			
Basic	$ 1.91	$ (0.59)	$ (0.89)
Diluted	$ 1.87	$ (0.59)	$ (0.89)

See accompanying notes to consolidated financial statements.

79

80 PAGERDUTY, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands) Year ended January 31, 2026 2025 2024 Net income (loss) $ 172,709 $ (43,536) $ (77,367) Unrealized gain on investments 254 167 1,341 Foreign currency translation adjustments, net of tax 48 81 (482) Total comprehensive income (loss), net of tax $ 173,011 $ (43,288) $ (76,508) Less: comprehensive loss attributable to redeemable non-controlling interest Net loss attributable to redeemable non-controlling interest (664) (801) (2,178) Foreign currency translation adjustments attributable to redeemable non- controlling interest — — 14 Comprehensive loss attributable to redeemable non-controlling interest (664) (801) (2,164) Comprehensive income (loss) attributable to PagerDuty, Inc. $ 173,675 $ (42,487) $ (74,344) See accompanying notes to consolidated financial statements.

PAGERDUTY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance as of January 31, 2023	91,178,671	$ —	$ 719,816	$ (1,592)	$ (477,246)	—	$ —	$ 240,978
Issuance of common stock upon exercise of stock options	1,160,809	—	9,435	—	—	—	—	9,435
Vesting of restricted stock units and performance stock units, net of employee payroll taxes	2,192,556	—	(32,400)	—	—	—	—	(32,400)
Fair value of replacement stock options attributable to pre-combination service related to business combination	—	—	494	—	—	—	—	494
Issuance of common stock in connection with employee stock purchase plan	536,151	—	10,294	—	—	—	—	10,294
Purchases of capped calls related to convertible senior notes	—	—	(55,102)	—	—	—	—	(55,102)
Repurchases of common stock	—	—	—	—	—	(2,331,002)	(50,000)	(50,000)
Other comprehensive income	—	—	—	859	—	—	—	859
Stock-based compensation	—	—	128,799	—	—	—	—	128,799
Adjustment to redeemable non-controlling interest	—	—	(6,568)	—	—	—	—	(6,568)
Net loss attributable to PagerDuty, Inc.	—	—	—	—	(75,189)	—	—	(75,189)
Balance as of January 31, 2024	95,068,187	$ —	$ 774,768	$ (733)	$ (552,435)	(2,331,002)	$ (50,000)	$ 171,600
Issuance of common stock upon exercise of stock options	620,106	—	4,339	—	—	—	—	4,339
Vesting of restricted stock units and performance stock units, net of employee payroll taxes	2,445,924	—	(28,961)	—	—	—	—	(28,961)
Issuance of common stock in connection with employee stock purchase plan	502,460	—	8,991	—	—	—	—	8,991
Repurchases of common stock	—	—	—	—	—	(5,223,071)	(100,104)	(100,104)
Retirement of treasury stock	(7,554,073)	—	(150,104)	—	—	7,554,073	150,104	—
Excise tax on repurchases of common stock	—	—	(300)	—	—	—	—	(300)
Other comprehensive income	—	—	—	248	—	—	—	248
Stock-based compensation	—	—	128,475	—	—	—	—	128,475
Adjustment to redeemable non-controlling interest	—	—	(11,725)	—	—	—	—	(11,725)
Net loss attributable to PagerDuty, Inc.	—	—	—	—	(42,735)	—	—	(42,735)
Balance as of January 31, 2025	91,082,604	$ —	$ 725,483	$ (485)	$ (595,170)	—	$ —	$ 129,828
Issuance of common stock upon exercise of stock options	495,254	—	3,956	—	—	—	—	3,956
Vesting of restricted stock units and performance stock units, net of employee payroll taxes	2,524,292	—	(24,846)	—	—	—	—	(24,846)
Issuance of common stock in connection with employee stock purchase plan	587,795	—	6,883	—	—	—	—	6,883
Repurchases of common stock	—	—	—	—	—	(10,073,731)	(137,082)	(137,082)
Retirement of treasury stock	(9,710,463)	—	(133,245)	—	—	9,710,463	133,245	—
Excise tax on repurchases of common stock	—	—	(810)	—	—	—	—	(810)
Other comprehensive income	—	—	—	302	—	—	—	302
Stock-based compensation	—	—	101,508	—	—	—	—	101,508
Adjustment to redeemable non-controlling interest	—	—	481	—	—	—	—	481
Net income attributable to PagerDuty, Inc.	—	—	—	—	173,373	—	—	173,373
Balance as of January 31, 2026	84,979,482	$ —	$ 679,410	$ (183)	$ (421,797)	(363,268)	$ (3,837)	$ 253,593

See accompanying notes to consolidated financial statements.

81

PAGERDUTY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended January 31,		
	2026	2025	2024
Cash flows from operating activities:			
Net income (loss) attributable to PagerDuty, Inc. common stockholders	$ 173,854	$ (54,460)	$ (81,757)
Net loss and adjustment attributable to non-controlling interest	(1,145)	10,924	4,390
Net income (loss)	172,709	(43,536)	(77,367)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	13,122	20,603	20,153
Amortization of deferred contract costs	22,317	22,008	20,568
Amortization of debt issuance costs	2,518	2,629	2,078
Gain on extinguishment of convertible senior notes	—	—	(3,699)
Stock-based compensation	97,804	126,210	127,152
Impairment of long-lived assets	1,213	—	8,368
Non-cash lease expense	2,299	3,053	4,439
Deferred income taxes	(153,517)	(92)	(458)
Other	(1,799)	(4,461)	(3,223)
Changes in operating assets and liabilities:			
Accounts receivable	(2,137)	(8,042)	(10,662)
Deferred contract costs	(20,697)	(22,459)	(18,799)
Prepaid expenses and other assets	(2,753)	(1,930)	—
Accounts payable	(704)	1,140	(1,453)
Accrued expenses and other liabilities	(3,474)	4,276	4,603
Accrued compensation	(12,183)	6,912	(11,825)
Deferred revenue	3,251	17,695	18,073
Lease liabilities	(3,112)	(6,115)	(5,974)
Net cash provided by operating activities	114,857	117,891	71,974
Cash flows from investing activities:			
Purchases of property and equipment	(2,941)	(2,791)	(2,164)
Capitalized software costs	(9,233)	(6,686)	(5,384)
Cash flows related to business combination	—	—	(24,071)
Purchases of available-for-sale investments	(195,640)	(214,714)	(216,970)
Proceeds from maturities of available-for-sale investments	189,539	201,986	218,264
Proceeds from sales of available-for-sale investments	1,248	2,237	—
Purchases of non-marketable equity investments	(1,250)	—	(200)
Net cash used in investing activities	(18,277)	(19,968)	(30,525)
Cash flows from financing activities:			
Proceeds from issuance of convertible senior notes, net of issuance costs	—	(403)	390,831
Purchases of capped calls related to convertible senior notes	—	—	(55,102)
Repurchases of convertible senior notes	—	—	(223,675)
Repayments of convertible senior notes	(57,500)	—	—
Investment from redeemable non-controlling interest holder	—	—	1,781
Repurchases of common stock	(134,916)	(100,104)	(50,000)
Proceeds from employee stock purchase plan	6,883	8,991	10,294
Proceeds from issuance of common stock upon exercise of stock options	3,956	4,339	9,871
Employee payroll taxes paid related to net share settlement of restricted stock units	(24,846)	(28,961)	(32,400)
Net cash (used in) provided by financing activities	(206,423)	(116,138)	51,600
Effects of foreign currency exchange rates on cash, cash equivalents, and restricted cash	(4)	(124)	(401)
Net change in cash, cash equivalents, and restricted cash	(109,847)	(18,339)	92,648
Cash, cash equivalents, and restricted cash at beginning of year	348,328	366,667	274,019
Cash, cash equivalents, and restricted cash at end of year	$ 238,481	$ 348,328	$ 366,667

82

83 PAGERDUTY, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (in thousands) Year Ended January 31, 2026 2025 2024 Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets: Cash and cash equivalents $ 237,402 $ 346,460 $ 363,011 Restricted cash in other assets 1,079 1,868 3,656 Total cash, cash equivalents, and restricted cash $ 238,481 $ 348,328 $ 366,667 Supplemental cash flow data: Cash paid for interest $ 6,397 $ 6,790 $ 2,971 Cash paid for taxes $ 2,216 $ 813 $ 908 Non-cash investing and financing activities: Purchase of property and equipment, accrued but not yet paid $ 318 $ 251 $ 430 Issuance costs included in accrued expenses $ — $ — $ 413 Stock-based compensation capitalized in internal use software $ 4,089 $ 2,620 $ 1,647 Bonuses capitalized in internal use software $ 549 $ 371 $ 255 Repurchases of common stock in transit $ 2,166 $ — $ — Excise taxes on repurchases of common stock, accrued but not yet paid $ 810 $ 300 $ — See accompanying notes to consolidated financial statements.

84 PAGERDUTY, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Note 1. Description of Business and Basis of Presentation Description of Business PagerDuty, Inc. was incorporated under the laws of the state of Delaware in May 2010. PagerDuty, Inc., together with its wholly-owned subsidiaries and subsidiaries in which PagerDuty, Inc. holds a controlling interest (collectively, the “Company”), provides a digital operations management platform that manages urgent and mission-critical work for a modern, digital business (the “PagerDuty Platform”). The PagerDuty Platform collects data and digital signals from virtually any software-enabled system or device and leverages advanced artificial intelligence and powerful machine learning to correlate, process, predict, and remediate incidents and opportunities in real time. This intelligence powers the Company’s core capabilities in incident management, bringing together the right people with the right context and recommended actions so they can resolve issues in minutes or seconds, from anywhere. Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP” or “GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the results of PagerDuty, Inc., its wholly-owned subsidiaries, and subsidiaries in which the Company holds a controlling interest. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year ends on January 31. References to fiscal 2026 refer to the fiscal year ended January 31, 2026. Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company’s most significant estimates and judgments involve the period of benefit for amortizing deferred contract costs, stock-based compensation, redemption value of redeemable non-controlling interests, estimates surrounding the provision for income taxes, deferred tax assets and liabilities, and the valuation allowance recorded against deferred tax assets, and estimates related to the Company’s revenue recognition, such as the assessment of performance obligations in the Company’s revenue arrangements and the fair value assigned to each performance obligation, among others. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Reclassification Certain reclassifications of prior period amounts have been made in the Company’s consolidated statements of cash flows to conform to the current period presentation. The Company has reclassified the change in deferred tax liabilities from the accrued expenses and other liabilities line item to the deferred income taxes line item on the accompanying consolidated statements of cash flows. This reclassification had no effect on the reported net cash provided by operating activities.

85 Note 2. Summary of Significant Accounting Policies Segment Information The Company manages its operations and allocates resources as one operating and reportable segment at the consolidated level. The Company’s chief operating decision maker (“CODM”) is its chief executive officer. The CODM uses consolidated net income (loss) to measure segment profit or loss, allocate resources, make operating decisions, and assess performance through monitoring and evaluation of forecast versus actual results. Further, the CODM reviews and utilizes functional expenses (cost of revenue, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Net income (loss) is the Company’s primary measure of profit or loss. Significant expenses within net income (loss) include cost of revenue, research and development, sales and marketing, and general and administrative, which each are separately presented on the consolidated statements of operations. Stock-based compensation expense is also a significant expense within net income (loss). Refer to Note 11. Common Stock and Stockholders’ Equity for additional information about the Company’s stock- based compensation expense. Other segment items include interest income, interest expense, other expense, net, and (benefit from) provision for income taxes on the consolidated statements of operations. Refer to Note 14. Geographic Information for information regarding the Company's long-lived assets and revenue by geography. Revenue Recognition The Company generates revenue primarily from cloud-hosted software subscription fees. The Company also generates revenue from term-license software subscription fees and professional services. Revenue recognized from professional services has historically been immaterial. Revenue is recognized when control of the license or service is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenue is recognized net of taxes invoiced to customers, which are subsequently remitted to governmental authorities. The Company accounts for revenue contracts with customers by applying the requirements of Accounting Standards Codification (“ASC”) 606, Revenue Recognition (“ASC 606”), which includes the following steps: • Identification of the contract, or contracts, with a customer. • Identification of the performance obligations in the contract. • Determination of the transaction price. • Allocation of the transaction price to the performance obligations in the contract. • Recognition of revenue when, or as, the Company satisfies a performance obligation. Cloud-hosted software subscriptions: The Company’s cloud-hosted software subscriptions allow customers to use its cloud-hosted software over the contract period without taking possession of the software. The Company’s cloud-hosted software subscription agreements generally have monthly or annual contractual terms. Revenue related to the Company’s cloud-hosted software subscriptions is recognized ratably over the related contractual term beginning on the date that the Company’s platform is made available to a customer. Access to the platform represents a series of distinct services as the Company continually provides access to, and fulfills its obligation to, the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period. Term-license software subscriptions: The Company’s term-license software subscriptions provide both an obligation to provide access to its on-premise software, which includes both open-source and proprietary features, as well as an obligation to provide support and maintenance. The Company’s term-license software subscription agreements generally have annual contractual terms. The Company accounts for the license to the software and support as two separate performance obligations. As the open-source software is publicly available at no cost to the customer, the Company has determined that there is no value to be assigned to the open-source software in the term-license software subscription arrangements. The proprietary software license represents a promise to provide a license to use functional intellectual property that is recognized at a point in time on the date access to the software is made available to the customer and the term-license software subscription period has begun. The Company has concluded the support is a stand-ready performance obligation that consists of a series of distinct services that are satisfied ratably over time as the services are provided. The Company uses a time-based output method to measure progress because efforts are expended evenly throughout the period given that the nature of the promise is a stand-ready service. The Company recognizes support revenue ratably, typically beginning on the start of the contractual term of the arrangement.

86 Cloud-hosted and term-license software subscriptions: In order to determine the stand-alone selling price for the cloud- hosted and term-license software subscriptions, the Company conducts a periodic analysis that requires judgment and considers multiple factors that are reasonably available, and maximizes the use of observable inputs that may vary over time depending upon the unique facts and circumstances related to each performance obligation. To have observable inputs, the Company requires that a substantial majority of the stand-alone selling prices for a product offering fall within a pricing range. If a directly observable stand-alone selling price does not exist, the Company estimates a stand- alone selling price range by reviewing external and internal market factor categories, which may include pricing practices, historical discounting, industry practices, service groups, and geographic considerations. Management believes that these analyses result in an estimate that approximates the price the Company would charge for the performance obligations if they were sold separately. The Company’s cloud-hosted and term-license software subscription arrangements are generally non-cancellable and do not contain refund provisions. The Company bills for monthly cloud-hosted and term-license software subscriptions on a monthly basis and annually in advance for arrangements with terms of one year or more. The price of the cloud-hosted and term-license software subscriptions is generally fixed at contract inception and therefore, the Company’s contracts do not contain a significant amount of variable consideration. As a result, the amount of revenue recognized in the periods presented from performance obligations satisfied (or partially satisfied) in previous periods due to changes in the transaction price was not material. The Company’s revenue excludes sales and other indirect taxes. Accounts Receivable and Related Allowance for Credit Losses Accounts receivable are recorded at the invoiced amount, net of allowances for credit losses. The allowance is based upon historical loss patterns, customer credit quality, the age of each past due invoice, and an evaluation of the potential risk of loss associated with delinquent accounts. The allowance also reflects current market conditions and reasonable and supportable forecasts of future economic conditions. Activity related to the Company’s allowance for credit losses on accounts receivable was as follows (in thousands): Balance as of January 31, 2024 $ 1,382 Charged to credit loss expense 1,071 Write-offs, net of recoveries (1,350) Balance as of January 31, 2025 $ 1,103 Charged to credit loss expense 1,027 Write-offs, net of recoveries (955) Balance as of January 31, 2026 $ 1,175 Deferred Revenue The Company records contract liabilities to deferred revenue when amounts are invoiced in advance of performance. Deferred revenue consists of the unearned portion of customer billings. The Company’s payment terms generally provide for payment within 30 days of the invoice date. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current, while the remaining portion is recorded as deferred revenue, non- current in the consolidated balance sheets. The Company applied the practical expedient in ASC 606 and did not evaluate contracts of one year or less for the existence of a significant financing component. For contracts with terms of more than a year, the Company has determined its contracts generally do not include a significant financing component as the majority relate to contracts that are billed annually in advance. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s cloud-hosted software subscriptions, not to receive financing from its customers or to provide customers with financing.

87 Deferred Contract Costs Deferred contract costs consist of sales commissions earned by the Company’s sales force which are considered incremental and recoverable costs of obtaining a contract with a customer. The Company determined that sales commissions that are related to contract renewals are not commensurate with commissions earned on the initial contract. Accordingly, sales commissions for initial contracts are deferred and then amortized on a straight-line basis over a period of benefit that the Company has determined to be four years. The Company determined the period of benefit by taking into consideration its customer contracts, technology, and other factors. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred contract costs, current, while the remaining portion is recorded as deferred contract costs, non-current in the consolidated balance sheets. Deferred contract costs are periodically reviewed for impairment. Amortization of deferred contract costs is included in sales and marketing expense in the consolidated statements of operations. Activity related to the Company’s deferred contract costs was as follows (in thousands): Balance as of January 31, 2023 $ 46,389 Additions to deferred contract costs 18,799 Amortization of deferred contract costs (20,568) Balance as of January 31, 2024 $ 44,620 Additions to deferred contract costs 22,454 Amortization of deferred contract costs (22,008) Balance as of January 31, 2025 $ 45,066 Additions to deferred contract costs 20,662 Amortization of deferred contract costs (22,317) Balance as of January 31, 2026 $ 43,411 There was no impairment loss in relation to the costs capitalized for the periods presented. Concentrations of Risk and Significant Customers The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, available-for-sale investments, and accounts receivable. All of the Company’s cash equivalents and investments are invested in money market funds, U.S. Treasury securities, commercial paper, corporate debt securities, or U.S. Government agency securities that management believes to be of high credit quality. The Company’s cash, cash equivalents, and available-for-sale investments are spread across several different financial institutions. No single customer accounted for more than 10% of the total accounts receivable balance as of January 31, 2026 or 2025. No single customer represented 10% or more of revenue for the fiscal years ended January 31, 2026, 2025, or 2024. Cost of Revenue Cost of revenue primarily consists of expenses related to providing the Company’s cloud-hosted software subscription to customers, including personnel expenses for operations and global support, payments to the Company’s third-party cloud infrastructure providers for hosting the Company’s software, payment processing fees, amortization of capitalized software costs, amortization of acquired developed technology and intangible assets, and allocated overhead costs for facilities, information technology, and other allocated overhead costs.

88 Foreign Currency Translation The functional currency for the large majority of the Company's foreign operations is the U.S. dollar, except for one subsidiary for which the local currency is the functional currency. When a consolidated entity’s functional currency is the local currency, the Company translates the foreign functional currency financial statements to U.S. dollars using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenue and expenses, and the historical exchange rates for equity. The effects of foreign currency translation adjustments are recorded in other comprehensive income as a component of stockholders’ equity and the related periodic movements are presented in the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are included in other income (expense), net, in the consolidated statements of operations in the period for which they relate. Realized foreign currency transaction gains and losses for the fiscal years ended January 31, 2026, 2025, and 2024 were not material. Cash and Cash Equivalents Cash and cash equivalents consist of cash on hand, highly liquid investments with original maturities of three months or less from the date of purchase, and money market funds. Investments The Company’s investments are classified as available-for-sale and consist of highly liquid investments, primarily commercial paper, corporate debt securities, U.S. Government agency securities, and U.S. Treasury securities. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company periodically evaluates its short-term investments to assess whether those with unrealized loss positions are impaired. The Company considers various factors in determining whether to recognize an impairment charge, including the extent to which the fair value is less than the Company’s cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not that the Company will be required to sell, the investment before recovery of the investment’s amortized cost. If the Company determines that the investment is impaired, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost and fair value at such date. Realized gains and losses are reported in other income, net, in the consolidated statements of operations. No impairment charges have been recognized to date. Available-for-sale investments The Company classifies its available-for-sale investments, including those with stated maturities beyond 12 months, as short-term based on their highly liquid nature and because they represent the investment of cash that is available for current operations. In addition, the Company may sell these investments at any time for use in its current operations or for other purposes, even prior to maturity. The Company's available-for-sale investments are recorded at fair market value each reporting period. Unrealized gains and losses on these available-for-sale investments are reported as a separate component of accumulated other comprehensive income in the accompanying consolidated balance sheets until realized. Restricted Cash The Company has classified cash that is not available for use in its operations as restricted cash. Restricted cash consists of collateral for letters of credit related to security deposits for the Company’s office facility lease arrangements. As of January 31, 2026 and 2025, the Company had restricted cash of $1.1 million and $1.9 million, respectively, all of which was classified as non-current and included in other assets in the consolidated balance sheets.

89 Related Party Transactions Certain members of the Company’s Board of Directors serve as directors of, or are executive officers of, and in some cases are investors in, companies that are customers or vendors of the Company. In the year ended January 31, 2026, transactions associated with related parties were not significant. In the years ended January 31, 2025, and 2024, the Company billed $4.0 million and $3.8 million, respectively, to entities associated with related parties and recognized revenue from related party transactions of $3.6 million and $3.3 million, respectively. Accounts receivable associated with related parties as of January 31, 2025 were not significant. Property and Equipment, Net Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is recorded using the straight- line method over the estimated useful lives of the respective assets, which is generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term. The Company periodically reviews the estimated lives of property and equipment. If the estimated useful life assumption is reduced for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life. Research and Development Expense Research and development expenses consist primarily of personnel costs for the Company’s engineering, product, and design teams. Additionally, research and development expenses include outside services, depreciation of equipment used in research and development activities, acquisition-related expenses, impairment of capitalized software costs, and allocated overhead costs. Research and development costs are expensed as incurred. Capitalized Software Costs The Company evaluates costs related to the development of its platform and certain projects for internal use incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred and costs related to the application development stage are capitalized. Capitalized software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The Company recognized an impairment charge of $1.2 million on its capitalized software during the fiscal year ended January 31, 2026. No such impairment was recognized during the fiscal years ended January 31, 2025 and 2024. Goodwill, Acquired Intangible Assets, and Impairment of Long-Lived Assets Goodwill: Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually in the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. No impairment charges were recorded during the fiscal years ended January 31, 2026, 2025, or 2024. Acquired intangible assets: Acquired intangible assets consist of identifiable intangible assets, primarily developed technology and customer relationships, resulting from the Company’s business acquisitions. Intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives.

90 Impairment of long-lived assets: The Company reviews long-lived assets, including property and equipment, net, lease right-of-use assets, capitalized software, and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. The evaluation is performed at the asset group level, which is the lowest level of identifiable cash flows independent of other assets. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets or asset groups are expected to generate. If the carrying value of the assets or asset group is not recoverable, the impairment recognized is measured as the amount by which the carrying value exceeds its fair value. If the Company reduces the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life. Advertising Costs Advertising costs are expensed as incurred and are included in sales and marketing expense. Advertising costs were $10.7 million, $9.1 million, and $9.7 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. Stock-Based Compensation The Company recognizes compensation expense for all stock-based payment awards, including stock options, restricted stock units (“RSUs”) and performance and market stock units (“PSUs”), based on the estimated fair value of the award on the grant date. The Company estimates the fair value of stock options issued to employees on the date of grant using the Black-Scholes option pricing model, which is impacted by the fair value of the Company’s common stock, as well as certain assumptions including the expected volatility over the term of the option awards, the expected term of the awards, risk- free interest rates, and the expected dividend yield. Assumptions and estimates used in the determination of the fair value of stock options include expected volatility, expected term, risk-free rate, and expected dividend yield. The Company estimates the fair value of RSUs at its stock price on the grant date. The Company estimates the fair value of PSUs with performance conditions using the fair value at the date of grant. The fair value may be adjusted over the vesting period based on interim estimates of performance against the performance condition. The fair value for PSUs with market conditions is measured using a Monte Carlo simulation. Expense is recorded over the vesting period under the graded-vesting attribution method. The Company estimates the fair value of shares to be issued under its employee stock purchase plan (the “ESPP”) on the first day of the offering period using the Black-Scholes valuation model, which is impacted by the fair value of the Company’s common stock, as well as certain assumptions including the expected volatility over the term of the offering period, the expected term of the awards, risk-free interest rates, and the expected dividend yield. Assumptions used in the determination of the fair value of awards issued under the ESPP are the same as those used in the determination of the fair value of the Company’s stock options. The Company generally recognizes compensation expense for employee stock-based payment awards on a straight-line basis over the requisite service period (generally the vesting period of the award), with the exception of PSUs which are recognized using the accelerated attribution method. The Company accounts for forfeitures as they occur. Income Taxes The Company accounts for income taxes using the asset and liability method. Under this method, the Company recognizes deferred income tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company recognizes the deferred income tax effects of a change in tax rates in the period of enactment.

91 The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. Realization of its deferred tax assets is dependent primarily upon future U.S. taxable income. The Company recognizes income tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. Accrued interest and penalties related to unrecognized tax benefits are recognized in the provision for (benefit from) income taxes in the consolidated statements of operations. Net Income (Loss) Per Share Basic net income (loss) per share is computed by dividing net income (loss) attributable to PagerDuty, Inc. common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) attributable to PagerDuty, Inc. common stockholders by the weighted-average number of shares of common stock outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock-based awards as computed under the treasury stock method and convertible notes as computed under the if-converted method. Basic and diluted net income (loss) per share of common stock were the same for the fiscal years ended January 31, 2025 and 2024 as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. Recently Adopted Accounting Standards In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disaggregated information in a reporting entity’s income tax disclosures about the entity’s effective tax rate reconciliation as well as information on income taxes paid. The Company adopted this ASU in the current year, and applied it prospectively herein. Refer to the disclosures in Note 13. Income Taxes for further details. Recent Accounting Pronouncements Not Yet Adopted In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 requires that at each interim and annual reporting period, an entity discloses the amounts of certain expenses included in each relevant expense caption. The newly required expense disclosures include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements. The amendment also requires that an entity discloses a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements. In November 2024, the FASB issued ASU No. 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470- 20): Induced Conversion of Convertible Debt Instruments. This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements. In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). This ASU amends the requirements for commencing capitalization of software costs related to software development projects. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Note 3. Redeemable Non-Controlling Interest

In May 2022, the Company established a joint venture, PagerDuty K.K. The Company obtained a 51% controlling interest and has consolidated the financial results of the joint venture.

The agreements with the non-controlling interest holders of PagerDuty K.K. contain redemption features whereby the interest held by the non-controlling interest holders is redeemable either: (i) at the option of the non-controlling interest holders; or (ii) at the option of the Company, both beginning on the tenth anniversary of the initial capital contribution. The balance of the redeemable non-controlling interest is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest's share of earnings or losses and other comprehensive income or loss, or its redemption value, which is determined based on a prescribed formula derived from multiple metrics including the annual recurring revenue of PagerDuty K.K. The resulting changes in the estimated redemption amount are recorded with corresponding adjustments against additional paid-in capital due to the absence of retained earnings. The carrying amount of the redeemable non-controlling interest is recorded on the Company's consolidated balance sheets as temporary equity.

The following table summarizes the activity in the redeemable non-controlling interest for the periods indicated (in thousands):

	Year ended January 31,	
	2026	2025
Balance at beginning of period	$ 18,217	$ 7,293
Net loss attributable to redeemable non-controlling interest	(664)	(801)
Adjustments to redeemable non-controlling interest	(481)	11,725
Balance at end of period	$ 17,072	$ 18,217

Note 4. Balance Sheet Components

Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and investments consisted of the following as of the dates indicated (in thousands):

	January 31,	
	2026	2025
Cash and cash equivalents:		
Cash	$ 51,006	$ 47,523
Money market funds	185,205	298,937
Commercial paper	1,191	—
Total cash and cash equivalents	$ 237,402	$ 346,460
Available-for-sale investments:		
U.S. Treasury securities	$ 60,429	$ 58,665
Commercial paper	2,218	7,446
Corporate debt securities	143,490	125,811
U.S. Government agency securities	26,299	32,444
Total available-for-sale investments	$ 232,436	$ 224,366

92

93 The following tables summarize the amortized cost, net unrealized gains (losses), and fair value of the Company’s investments by significant investment category as of the dates indicated (in thousands). Gross realized gains or losses from sales of available-for-sale securities were not material for the fiscal years ended January 31, 2026 and 2025. January 31, 2026 Amortized Cost Unrealized Gain (Loss), Net Estimated Fair Value Available-for-sale investments: U.S. Treasury securities $ 60,357 $ 72 $ 60,429 Commercial paper 2,218 — 2,218 Corporate debt securities 143,257 233 143,490 U.S. Government agency securities 26,283 16 26,299 Total available-for-sale investments $ 232,115 $ 321 $ 232,436 January 31, 2025 Amortized Cost Unrealized Gain (Loss), Net Estimated Fair Value Available-for-sale investments: U.S. Treasury securities $ 58,620 $ 45 $ 58,665 Commercial paper 7,446 — 7,446 Corporate debt securities 125,792 19 125,811 U.S. Government agency securities 32,441 3 32,444 Total available-for-sale investments $ 224,299 $ 67 $ 224,366 The following tables present the Company’s available-for-sale securities by contractual maturity date as of the dates indicated (in thousands): January 31, 2026 Amortized Cost Fair Value Due within one year $ 142,032 $ 142,237 Due between one to five years 90,083 90,199 Total $ 232,115 $ 232,436 January 31, 2025 Amortized Cost Fair Value Due within one year $ 143,797 $ 143,944 Due between one to five years 80,502 80,422 Total $ 224,299 $ 224,366 As of January 31, 2026, there were 43 available-for-sale securities in an unrealized loss position with an aggregate fair value of $64.6 million, none of which were in a continuous unrealized loss position for more than 12 months. As of January 31, 2025, there were 49 available-for-sale securities in an unrealized loss position with an aggregate fair value of $77.2 million, 1 of which was in a continuous unrealized loss position for more than 12 months. The total unrealized loss related to the 1 security was immaterial.

94 When evaluating investments for impairment, the Company reviews factors such as the extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not that the Company will be required to sell, and the investment before recovery of the investment’s amortized cost. No impairment loss has been recorded on the securities included in the tables above, as the Company believes that any decrease in fair value of these securities is temporary and the Company expects to recover at least up to the initial cost of the investment for these securities. The Company has not recorded an allowance for credit losses, as the Company believes any such losses would be immaterial based on the high-grade credit rating for each of its marketable securities as of the end of each period. Property and Equipment, Net Property and equipment, net consisted of the following as of the dates indicated (in thousands): January 31, 2026 2025 Leasehold improvements $ 8,641 $ 7,629 Computers and equipment 7,607 7,511 Furniture and fixtures 4,884 3,936 Capitalized software 40,593 27,934 Gross property and equipment (1) 61,725 47,010 Accumulated depreciation and amortization (2) (32,533) (25,675) Property and equipment, net $ 29,192 $ 21,335 ______________ (1) Gross property and equipment includes construction-in-progress for leasehold improvements and capitalized software of $15.8 million and $9.0 million that had not yet been placed in service as of January 31, 2026 and 2025, respectively. The costs associated with construction-in-progress are not amortized until the asset is available for its intended use. (2)During the year ended January 31, 2026, the Company recorded an impairment charge of $1.2 million related to capitalized software. The impairment charge was recorded in research and development on the consolidated statement of operations. Depreciation and amortization expense was $7.7 million, $8.6 million, and $8.2 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. The Company capitalized $13.9 million, $9.7 million, and $7.3 million and amortized $5.5 million, $5.0 million, and $3.0 million related to capitalized software costs during the fiscal years ended January 31, 2026, 2025, and 2024, respectively. The net carrying value of capitalized software was $24.9 million and $17.7 million as of January 31, 2026 and 2025, respectively. Accrued Expenses and Other Current Liabilities Accrued expenses and other current liabilities consisted of the following as of the dates indicated (in thousands): January 31, 2026 2025 Accrued professional fees $ 3,251 $ 4,398 Accrued events 1,143 1,908 Accrued hosting and infrastructure 2,128 2,390 Accrued taxes 3,416 3,255 Accrued liabilities, other 9,930 8,371 Accrued expenses and other current liabilities $ 19,868 $ 20,322

95 Accrued Compensation Accrued compensation consisted of the following as of the dates indicated (in thousands): As of January 31, 2026 2025 Accrued bonuses $ 10,045 $ 11,207 Accrued paid time off 3,723 10,434 Accrued commissions 4,709 5,464 Accrued compensation, other 7,379 10,400 Accrued compensation $ 25,856 $ 37,505 Note 5. Fair Value Measurements The Company measures its financial assets and liabilities at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value, as follows: Level 1—Valuations based on observable inputs that reflect quoted prices for identical assets or liabilities in active markets. Level 2—Valuations based on inputs that are directly or indirectly observable in the marketplace. Level 3—Valuations based on unobservable inputs that are supported by little or no market activity. The following tables present information about the Company’s financial assets that are required to be measured or disclosed at fair value using the above input categories as of the dates indicated (in thousands): January 31, 2026 Level 1 Level 2 Level 3 Total Money market funds $ 185,205 $ — $ — $ 185,205 U.S. Treasury securities — 60,429 — 60,429 Commercial paper — 3,409 — 3,409 Corporate debt securities — 143,490 — 143,490 U.S. Government agency securities — 26,299 — 26,299 Total $ 185,205 $ 233,627 $ — $ 418,832 Included in cash equivalents $ 186,396 Included in investments $ 232,436 As of January 31, 2025 Level 1 Level 2 Level 3 Total Money market funds $ 298,937 $ — $ — $ 298,937 U.S. Treasury securities — 58,665 — 58,665 Commercial paper — 7,446 — 7,446 Corporate debt securities — 125,811 — 125,811 U.S. Government agency securities — 32,444 — 32,444 Total $ 298,937 $ 224,366 $ — $ 523,303 Included in cash equivalents $ 298,937 Included in investments $ 224,366 The Company’s assets that are measured by management at fair value on a recurring basis are generally classified within Level 1 or Level 2 of the fair value hierarchy.

96 The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of January 31, 2026 and 2025, the Company’s Level 2 securities are measured at fair value and classified within Level 2 in the fair value hierarchy because the company uses quoted market prices for similar instruments or nonbinding market prices that are corroborated by observable market data or alternative pricing sources and models using market observable inputs to determine fair value. The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, and accounts payable approximate fair value due to their short-term maturities and are excluded from the fair value table above. Convertible Senior Notes As of January 31, 2026, the estimated fair value of our 1.50% Convertible Senior Notes due 2028 (the “2028 Notes”) was approximately $377.6 million. The fair values were determined based on the quoted price for the 2028 Notes in an inactive market on the last trading day of the reporting period and are considered as Level 2 in the fair value hierarchy. Note 6. Intangible Assets, Net Intangible assets subject to amortization consist of the following as of the dates indicated (in thousands, except weighted average remaining useful life): January 31, 2026 Cost Accumulated Amortization Net Weighted Average Remaining Useful Life (Years) Customer relationships $ 24,800 $ (12,728) $ 12,072 4.9 Developed technology 31,200 (27,627) 3,573 2.8 Trademarks 500 (500) — 0.0 Assembled workforce 2,527 (2,527) — 0.0 Other intangibles, net $ 59,027 $ (43,382) $ 15,645 4.5 January 31, 2025 Cost Accumulated Amortization Net Weighted Average Remaining Useful Life (Years) Customer relationships $ 24,800 $ (10,248) $ 14,552 5.9 Developed technology 31,200 (24,927) 6,273 3.1 Trademarks 500 (460) 40 0.8 Assembled workforce 2,527 (2,527) — 0.0 Other intangibles, net $ 59,027 $ (38,162) $ 20,865 5.1 For the fiscal years ended January 31, 2026, 2025 and 2024, amortization expense related to intangible assets was $5.2 million, $11.8 million, and $11.5 million, respectively.

97 As of January 31, 2026, expected amortization expense in future periods was as follows (in thousands): Year ending January 31, 2027 $ 3,760 2028 3,760 2029 3,493 2030 2,480 2031 1,753 Thereafter 399 Total expected future amortization expense $ 15,645 Note 7. Leases Operating Leases The Company has entered into various non-cancellable operating leases for its office spaces with lease periods expiring through fiscal 2033. The operating lease agreements generally provide for rental payments on a graduated basis and for options to renew, which could increase future minimum lease payments if exercised. Lease right-of-use assets and liabilities are recognized at the lease’s commencement date based on the present value of lease payments over the lease term. As the implicit rate of the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available on the commencement date to determine the present value of lease payments. The lease right-of-use assets also include any lease payments made and exclude lease incentives such as tenant improvement allowances. The Company’s operating leases typically include non-lease components such as common-area maintenance costs. The Company has elected a practical expedient that allows it to include non-lease components with lease payments for the purpose of calculating lease right-of-use assets and liabilities, to the extent that they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease payments. Leases with a term of one year or less are not recognized on the consolidated balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. In June 2023, the Company entered into a sublease for a portion of its San Francisco office location. The sublease term ended during the fiscal year ended January 31, 2026. Sublease income, which is recorded as a reduction of rent expense, was not material for the fiscal years ended January 31, 2026, 2025, and 2024. The following table presents information about leases on the consolidated balance sheets as of the dates indicated (in thousands): January 31, 2026 2025 Assets: Lease right-of-use assets $ 12,509 $ 6,806 Liabilities: Lease liabilities, current 5,000 3,307 Lease liabilities, non-current 12,598 9,637 As of January 31, 2026 and 2025, the weighted average remaining lease term was 3.6 years and 3.5 years, respectively. As of January 31, 2026 and 2025, the weighted average discount rate used to determine the net present value of the lease liabilities was 5.9% and 5.2%, respectively.

98 The following table presents information about leases on the consolidated statements of operations for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Operating lease expense $ 3,245 $ 3,067 $ 4,736 Short-term lease expense 1,829 2,261 1,856 Variable lease expense 1,198 937 1,149 The following table presents supplemental cash flow information about the Company’s leases for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Cash paid for amounts included in the measurement of lease liabilities $ 4,231 $ 6,647 $ 6,557 New operating lease right-of-use assets obtained in exchange for lease liabilities $ 8,061 $ 6,111 $ 349 As of January 31, 2026, remaining maturities of lease liabilities were as follows (in thousands): Year ended January 31, 2027 $ 5,877 2028 6,206 2029 4,022 2030 1,567 2031 1,092 Thereafter 891 Gross lease payments $ 19,655 Less: imputed interest 2,057 Total lease liabilities $ 17,598 In the fiscal year ended January 31, 2024, the Company recorded an impairment charge to its right-of-use assets of $6.1 million. The impairment charges represent the amount by which the carrying value of the right-of-use asset exceeded its estimated fair value. The estimated fair value was based on the present value of the estimated cash flows that could be generated from subleasing the property for the remaining lease term. The impairment charge was recorded in general and administrative expenses on the consolidated statement of operations. There were no impairment charges recorded in the years ended January 31, 2026 or 2025. Note 8. Debt and Financing Arrangements 2025 Convertible Senior Notes In June 2020, the Company issued an aggregate principal amount of $287.5 million of convertible senior notes due in 2025 (the “2025 Notes”) in a private offering pursuant to an indenture dated June 25, 2020 (the “2025 Indenture”). During the year ended January 31, 2026, the Company repaid the 2025 Notes in cash prior to the maturity date of July 1, 2025, which included aggregate principal amount of $57.5 million and accrued interest of $0.4 million. 2028 Convertible Senior Notes In October 2023, the Company issued an aggregate principal amount of $402.5 million of convertible senior notes in a private offering pursuant to an indenture dated October 13, 2023 (the “2028 Indenture” and, together with the 2025 Indenture, the “Indentures”). The total net proceeds from the debt offering, after deducting initial purchasers’ discounts and debt issuance costs of $12.0 million, were $390.4 million.

99 The 2028 Notes are senior, unsecured obligations of the Company and accrue interest payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2024, at a rate of 1.50% per year. The 2028 Notes will mature on October 15, 2028, unless such notes are converted, redeemed or repurchased earlier. Upon conversion, the Company will pay cash up to the aggregate principal amount of the 2028 Notes to be converted and pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at the Company’s election, in respect to the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the 2028 Notes being converted, in the manner and subject to the terms and conditions provided in the 2028 Indenture. Additional Terms of the 2028 Notes Holders of the 2028 Notes may convert all or any portion of their Notes at their option at any time prior to the close of business on June 15, 2028, with respect to the 2028 Notes, only under the following circumstances: • During any fiscal quarter ending January 31, 2024, with respect to the 2028 Notes (and only during such fiscal quarter), if the last reported sale price of the Company’s common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the relevant conversion price on each applicable trading day; • During the five business day period after any ten consecutive trading day period (the measurement period) in which the “trading price” (as defined in the Indenture) per $1,000 principal amount of the 2028 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock and the relevant conversion rate on each such trading day; • If the Company calls the 2028 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or • Upon the occurrence of specified corporate events, as noted in the Indenture. On or after June 15, 2028, with respect to the 2028 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date, holders of the 2028 Notes may convert all or any portion of their Notes at any time, regardless of the foregoing circumstances. The initial conversion rate for the 2028 Notes is 36.56 shares of common stock per $1,000 principal amount of 2028 Notes, which is equivalent to an initial conversion price of approximately $27.35 per share of common stock. The conversion rate for the 2028 Notes is subject to adjustment under certain circumstances in accordance with the terms of the relevant Indenture, but will not be adjusted for accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or if the Company delivers a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or convert its notes called (or deemed called) for redemption during the related redemption period (as defined in the Indenture), as the case may be. The Company may not redeem the 2028 Notes prior to October 20, 2026. The Company may redeem for cash all or any portion of the 2028 Notes, at its option, with respect to the 2028 Notes, on a redemption date occurring on or after October 20, 2026 and prior to the 61st scheduled trading day immediately preceding the maturity date of the 2028 Notes, if the last reported sale price of the common stock has been at least 130% of the conversion price for the 2028 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes. If the Company undergoes a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

100 The Indenture governing the 2028 Notes contain customary terms and covenants, including that upon certain events of default occurring and continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding 2028 Notes may declare the entire principal of all such 2028 Notes plus accrued and unpaid interest to be immediately due and payable. Accounting for the 2025 Notes and the 2028 Notes The 2028 Notes are, and the 2025 Notes prior to their repayment were, accounted for as a single liability measured at their amortized cost, as no other embedded features require bifurcation and recognition as derivatives. As of January 31, 2026, the 2028 Notes are classified as non-current liabilities. Issuance costs are amortized to interest expense over the contractual term of the 2028 Notes at an effective interest rate of 2.13%. The net carrying amount of the 2025 Notes and the 2028 Notes was as follows as of the dates indicated (in thousands): As of January 31, 2026 As of January 31, 2025 2025 Notes 2028 Notes Total 2025 Notes 2028 Notes Total Principal $ — $ 402,500 $ 402,500 $ 57,500 $ 402,500 $ 460,000 Unamortized issuance costs — (6,771) (6,771) (74) (9,218) (9,292) Net carrying amount $ — $ 395,729 $ 395,729 $ 57,426 $ 393,282 $ 450,708 Interest expense recognized related to the 2025 Notes and 2028 Notes was as follows for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Contractual interest expense $ 6,338 $ 6,629 $ 4,422 Amortization of debt issuance costs 2,519 2,629 2,078 Total interest expense related to the 2025 Notes and 2028 Notes $ 8,857 $ 9,258 $ 6,500 Capped Call Transactions In connection with the offering of the 2028 Notes, the Company entered into separate privately negotiated capped call transactions (the “2028 Capped Calls”). The 2028 Capped Calls are generally intended to reduce or offset the potential dilution to the common stock upon any conversion of the 2028 Notes, subject to a cap based on the cap price of such Capped Calls. For accounting purposes, the 2028 Capped Calls are separate transactions, and not part of the terms of the 2028 Notes. The 2028 Capped Calls are recorded in stockholders’ equity and are not accounted for as derivatives. The costs incurred to purchase the 2028 Capped Calls of $55.1 million were recorded as a reduction to additional paid-in capital in the accompanying consolidated balance sheets. The Capped Calls will not be remeasured as long as they continue to meet the conditions for equity classification. During the year ended January 31, 2026, and in connection with the repayment of the 2025 Notes, the 2025 Capped Calls expired. The 2028 Capped Calls each have an initial strike price of approximately $27.35 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2028 Notes, and an initial cap price of $42.90 per share, subject to certain adjustments. The 2028 Capped Calls cover, subject to anti-dilution adjustments, approximately 14.7 million shares of the Company’s common stock. The 2028 Capped Calls are subject to automatic exercise over a 60 trading day period commencing on July 20, 2028, subject to earlier termination under certain circumstances and may be settled in cash, shares of common stock, or a combination of cash and shares of common stock, at the Company’s election. The 2028 Capped Calls remain outstanding as of January 31, 2026.

Note 9. Commitments and Contingencies

Contractual Obligations

The Company's contractual obligations were as follows for the periods presented (in thousands):

	Purchase Commitments[1]	Senior Convertible Notes[2]	Total
Year ended January 31,			
2027	$ 24,024	$ 6,038	$ 30,062
2028	19,085	6,038	25,123
2029	1,337	408,538	409,875
2030	—	—	—
2031	—	—	—
Thereafter	—	—	—
Total contractual obligations	$ 44,446	$ 420,614	$ 465,060

[1] Primarily relates to contractual third-party services.
[2] Includes principal and interest payments. For more information regarding the Company's convertible senior notes, refer to Note 8. Debt and Financing Arrangements.

Refer to Note 7. Leases for a description of the Company's lease-related contractual obligations.

Legal Matters

From time to time, the Company may be subject to various claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise and accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. The Company is not currently a party to any material legal proceedings nor is it aware of any pending or threatened litigation that could reasonably be expected to have a material adverse effect on its business, financial condition, results of operations, or cash flows.

Warranties and Indemnification

The Company has entered into service-level agreements with a portion of its customers defining levels of uptime reliability and performance and permitting those customers to receive credits if the Company fails to meet the defined levels of uptime. To date, the Company has not experienced any significant failures to meet defined levels of uptime reliability and performance as a result of those agreements and, as a result, the Company has not incurred or accrued any material liabilities related to these agreements in the financial statements.

In the ordinary course of business, the Company may agree to indemnify customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. As permitted under Delaware law, the Company has entered into indemnification agreements with its directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon the Company to provide indemnification under such agreements, and there are no claims that the Company is aware of that could have a material effect on its consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), or consolidated statements of cash flows.

101

102 Note 10. Deferred Revenue and Remaining Performance Obligations The following table presents the changes to the Company’s deferred revenue for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Deferred revenue, beginning of period $ 245,752 $ 228,161 $ 209,051 Billings 495,728 485,090 448,715 Deferred revenue assumed in business combinations — — 1,094 Revenue recognized (492,546) (467,499) (430,699) Deferred revenue, end of period $ 248,934 $ 245,752 $ 228,161 Approximately 49%, 54%, and 48% of total revenue recognized in the fiscal years ended January 31, 2026, 2025, and 2024 was from the deferred revenue balances at the beginning of each period. The transaction price allocated to the remaining performance obligations represents all future, non-cancelable contracted revenue that has not yet been recognized, inclusive of deferred revenue that has been invoiced and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The Company estimates its remaining performance obligations at a point in time. Actual amounts and timing of revenue recognition may differ from these estimates largely due to contract renewals and modifications. As of January 31, 2026, total remaining non-cancelable performance obligations under cloud-hosted and term-license software subscription contracts with customers was approximately $449 million. Of this amount, the Company expects to recognize revenue of approximately $314 million, or 70%, over the next 12 months, $106 million, or 24%, over months 13 to 24, and the remainder thereafter. Note 11. Common Stock and Stockholders’ Equity Common Stock The Company has authorized capital stock consisting of 1,000,000,000 shares of common stock as of January 31, 2026 and 2025, with a par value of $0.000005 per share. The Company had 84,979,482 and 91,082,604 shares of common stock issued and 84,616,214 and 91,082,604 shares of common stock outstanding as of January 31, 2026 and 2025, respectively. Common Stock Repurchases In October 2023, the Company repurchased a total of 2,331,002 shares of the Company’s common stock through open market purchases at an average per share price of $21.45 for a total repurchase price of $50.0 million. During the year ended January 31, 2025, these shares were retired. In May 2024, the Company’s Board of Directors authorized a share repurchase program to repurchase up to $100.0 million of the Company’s common stock (the “2024 Share Repurchase Program”). Under the 2024 Share Repurchase Program, the Company repurchased a total of 5,223,071 shares of common stock through open market purchases at an average per share price of $19.15 for a total repurchase price of $100.0 million. During the year ended January 31, 2025, these shares were retired.

In March 2025, the Company's Board of Directors authorized a share repurchase program to repurchase up to $150.0 million of the Company's common stock (the "2025 Share Repurchase Program"), which was subsequently increased to $200.0 million in August 2025. The 2025 Share Repurchase Program does not obligate the Company to acquire a specified number of shares, and may be suspended, modified, or terminated at any time, without prior notice. The repurchases are expected to be executed from time to time through March 2027, subject to general business and market conditions and other investment opportunities, through open market purchases or other legally permissible means, including through Rule 10b5-1 plans. During the year ended January 31, 2026, the Company repurchased a total of 10,073,731 shares under the 2025 Share Repurchase Program and subsequently retired 9,710,463 shares. The cost of the remaining 363,268 shares is recorded as treasury stock in the consolidated balance sheets. As of January 31, 2026, $63.1 million of the total amount authorized to be repurchased remained available.

Equity Incentive Plan

In 2019, the Company adopted the 2019 Equity Incentive Plan (the "2019 Plan"). As of January 31, 2026 and 2025, the Company was authorized to grant up to 40,659,581 shares and 36,096,964 shares of common stock, respectively, under the 2019 Plan.

The Company currently uses authorized and unissued shares to satisfy stock award exercises and settlement of RSUs and PSUs. As of January 31, 2026 and 2025, there were 23,024,478 shares and 20,028,092 shares, respectively, available for future issuance under the 2019 Plan.

Shares of common stock reserved for future issuance as of the end of the period noted were as follows:

	January 31, 2026
Outstanding stock options and unvested RSUs and PSUs	11,276,319
Available for future stock option, RSU, and PSU grants	23,024,478
Available for ESPP	4,118,110
Total common stock reserved for future issuance	38,418,907

Stock Options

A summary of the Company's stock option activity and related information is as follows:

	Number of shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)	
Outstanding at January 31, 2025	4,220,632	$	10.67	3.2	$	37,041
Granted	—	$	—			
Exercised	(495,254)	$	7.98			
Forfeited or canceled	(111,942)	$	37.42			
Outstanding at January 31, 2026	3,613,436	$	10.21	2.3	$	10,353
Vested and exercisable as of January 31, 2026	3,613,040	$	10.21	2.3	$	10,353

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options on the date of grant and accounts for forfeitures as they occur. The following assumptions were used to calculate the fair value of the Company's stock options granted to employees during the periods indicated:

	January 31, 2024
Expected dividend yield	—
Expected volatility	55.0%
Expected term (years)	5.2
Risk-free interest rate	4.50% - 4.60%

103

104 No stock options were granted during the years ended January 31, 2026 and 2025. Stock options granted during the year ended January 31, 2024 had a weighted average grant date fair value per share of $13.00. The aggregate intrinsic value of stock options exercised during the fiscal years ended January 31, 2026, 2025, and 2024 was $1.3 million, $7.2 million, and $22.7 million, respectively. As of January 31, 2026, total unrecognized compensation cost related to unvested stock options granted under the 2019 Plan was immaterial. Such costs will be recognized over a weighted average period of 0.5 years. Restricted Stock Units A summary of the Company’s RSU activity and related information is as follows: Number of RSUs Weighted Average Grant Date Fair Value Per Share Outstanding at January 31, 2025 7,114,964 $ 24.78 Granted 5,286,350 $ 17.18 Vested (3,781,853) $ 24.96 Forfeited or canceled (2,455,320) $ 22.62 Outstanding at January 31, 2026 6,164,141 $ 19.01 The fair value of the Company’s RSUs is expensed ratably over the vesting period, and is based on the fair value of the underlying shares on the date of grant. The Company accounts for forfeitures as they occur. As of January 31, 2026, there was $109.1 million of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted average period of 2.1 years based on vesting under the award service conditions. Performance Stock Units The Company grants PSUs to certain employees of the Company, which, in the current fiscal year, are to vest based on the level of achievement of certain targets related to the Company’s operating plan over the one-year performance period. In prior periods, PSUs vested based on both the level of achievement of certain targets related to the Company’s operating plan and the relative growth of the per share price of the Company’s common stock as compared to the S&P Software & Services Select Index over the one-year performance period. The PSUs vest over a three-year period, subject to continuous service with the Company. The number of shares of the Company’s common stock that will vest based on the performance and market conditions can range from 0% to 200% of the target amount. In the year ended January 31, 2026, the Compensation Committee of the Company’s Board of Directors certified the results of the Company’s operating plan and relative growth of the per share price of the Company’s common stock as compared to the S&P Software & Services Select Index for the fiscal year ended January 31, 2025. Based on the results, the PSUs granted in April 2024 (“2024 PSU Awards”) were earned at an attainment of 76.3%.

A summary of the Company's PSU activity and related information is as follows:

	Number of PSUs		Weighted Average Grant Date Fair Value Per Share
Outstanding at January 31, 2025	761,739	$	21.62
Granted(1)	640,646	$	18.23
Vested	(314,319)	$	21.62
Forfeited or canceled	(58,616)	$	21.62
Performance adjustment for 2024 PSU Awards	(171,354)	$	21.62
Outstanding at January 31, 2026	858,096	$	19.09

(1)This amount represents awards granted at 100% attainment.

During the year ended January 31, 2026, the Company recorded stock-based compensation expense for performance-based PSUs for the number of PSUs considered probable of vesting based on the attainment of the performance targets and for market-based PSUs ratably over the performance period, regardless as to whether the market condition has been satisfied.

As of January 31, 2026, total unrecognized stock-based compensation cost related to PSUs was $1.2 million. This unrecognized stock-based compensation cost is expected to be recognized using the accelerated attribution method over a weighted-average period of approximately 0.8 years.

Employee Stock Purchase Plan

The Company's ESPP generally provides for 24-month offering periods beginning June 15 and December 15 of each year, with each offering period consisting of four six-month purchase periods. On each purchase date, eligible employees will purchase the shares at a price per share equal to 85% of the lesser of: (i) the fair market value of the Company's stock as of the beginning of the offering period; or (ii) the fair market value of the Company's stock on the purchase date, as defined in the ESPP.

The following assumptions were used to calculate the fair value of shares to be granted under the ESPP during the periods indicated:

	Year ended January 31,		
	2026	2025	2024
Expected dividend yield	—	—	—
Expected volatility	43.4% - 53.1%	38.4% - 51.9%	35.8% - 60.1%
Expected term (years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Risk-free interest rate	3.45% - 4.27%	4.20% - 5.32%	0.69% - 5.29%

During the fiscal years ended January 31, 2026, 2025 and 2024, the Company recognized $4.0 million, $4.8 million, and $6.0 million, respectively of stock-based compensation expense related to the ESPP.

During the fiscal years ended January 31, 2026, 2025 and 2024, the Company withheld $5.9 million, $8.5 million, and $10.2 million, respectively, in contributions from employees.

In the fiscal years ended January 31, 2026, 2025 and 2024, 587,795, 502,460, and 536,151 shares of common stock, respectively, were issued under the ESPP at a weighted average purchase price of $11.71, $17.89, and $19.20 per share, respectively.

105

Stock-Based Compensation

Stock-based compensation expense included in the Company's consolidated statements of operations was as follows for the periods indicated (in thousands):

	Year ended January 31,		
	2026	2025	2024
Cost of revenue	$ 4,283	$ 5,984	$ 7,586
Research and development	36,345	44,691	44,800
Sales and marketing	22,420	31,185	30,345
General and administrative	34,756	44,350	44,421
Total	$ 97,804	$ 126,210	$ 127,152

The income tax benefits recognized in the consolidated statements of operations for stock-based compensation expense were $15.9 million for the fiscal year ended January 31, 2026, and were immaterial during the fiscal years ended January 31, 2025 and 2024, respectively.

Note 12. Net Income (Loss) per Share

Net income (loss) used for the purpose of determining basic and diluted net income (loss) per share is determined by taking net income (loss) attributable to PagerDuty, Inc., less the redeemable non-controlling interests redemption value adjustment.

The following table presents the calculation of basic and diluted net income (loss) per share attributable to PagerDuty, Inc. common stockholders for the periods indicated (in thousands, except per share data):

	Year ended January 31,		
	2026	2025	2024
Numerator:			
Net income (loss) attributable to PagerDuty, Inc.	$ 173,373	$ (42,735)	$ (75,189)
Less: Adjustment attributable to redeemable non-controlling interest	(481)	11,725	6,568
Net income (loss) attributable to PagerDuty, Inc. common stockholders	$ 173,854	$ (54,460)	$ (81,757)
Denominator:			
Weighted average shares used in calculating net income (loss) per share:			
Basic	91,212	92,000	92,341
Weighted average effect of potentially dilutive securities:			
Stock options, RSUs, PSUs, and ESPP obligations	1,783	—	—
Diluted	92,995	92,000	92,341
Net income (loss) per share attributable to PagerDuty, Inc. common stockholders:			
Basic	$ 1.91	$ (0.59)	$ (0.89)
Diluted	$ 1.87	$ (0.59)	$ (0.89)

Since the Company was in a loss position for the years ended January 31, 2025 and 2024, basic net loss per share and diluted net loss per share were the same, as the inclusion of all potential common stock outstanding would have been anti-dilutive.

106

107 Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti- dilutive were as follows (in thousands): As of January 31, 2026 2025 2024 Shares subject to outstanding common stock awards 7,726 12,097 12,829 Restricted stock issued to acquire key personnel — — 25 Shares issuable pursuant to the ESPP 333 103 105 Total 8,059 12,200 12,959 As described in Note 8, Debt and Financing Arrangements, upon conversion of the 2028 Notes, the Company will pay cash up to the aggregate principal amount of the 2028 Notes to be converted and pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at the Company’s election, in respect to the remainder, if any, of the Company’s conversion obligation in excess of the aggregate principal amount of the 2028 Notes being converted. As of January 31, 2026 and 2025, the conversion options of the 2028 Notes were out of money and as a result, there were no potentially dilutive shares related to the conversion of the 2028 Notes. Additionally, as described in Note 8, Debt and Financing Arrangements, the Company entered into the 2028 Capped Calls, which were not included for purposes of calculating the number of diluted shares outstanding, as their effect would have been anti-dilutive. Note 13. Income Taxes The components of income (loss) before (benefit from) provision for income taxes were as follows for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Domestic $ 13,836 $ (44,009) $ (75,375) Foreign 6,329 2,256 (2,004) Income (loss) before (benefit from) provision for income taxes $ 20,165 $ (41,753) $ (77,379) The components of the (benefit from) provision for income taxes were as follows for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Current: Federal $ (35) $ 433 $ — State 66 437 117 Foreign 932 999 466 Total current tax expense $ 963 $ 1,869 $ 583 Deferred: Federal $ (124,797) $ — $ (97) State (27,492) — (39) Foreign (1,218) (86) (459) Total deferred tax benefit $ (153,507) $ (86) $ (595) (Benefit from) provision for income taxes $ (152,544) $ 1,783 $ (12) A reconciliation of the statutory U.S. federal income taxes to benefit from income taxes after the adoption of ASU 2023- 09 is as follows (in thousands): Year ended January 31, 2026

108 U.S. federal statutory tax rate $ 4,235 21.0 % State and local income taxes, net of federal income tax effect (1) (27,479) (136.3) % Foreign tax effects: Canada Research tax credit (635) (3.1) % Other 258 1.3 % Japan Changes in valuation allowance 661 3.3 % Other (376) (1.9) % Portugal Research tax credit (1,828) (9.1) % Other 40 0.2 % United Kingdom Stock Based Compensation 266 1.3 % Other 101 0.5 % Other Foreign Jurisdictions 45 0.2 % Tax credits: Research tax credit (1,379) (6.8) % Changes in valuation allowances (2) (139,127) (689.9) % Changes in unrecognized tax benefits (224) (1.1) % Nontaxable or nondeductible items: Stock Based Compensation 12,453 61.8 % Other 284 1.4 % Other Adjustments (3) 161 0.8 % Benefit from income taxes $ (152,544) (756.5) % (1) The state jurisdiction that contributes to the majority (greater than 50%) of the tax effect in this category is California. (2)The Company released its valuation allowance on U.S. federal deferred tax assets. This is included on the change in valuation allowance line-item. (3) Includes the tax effects of cross-border tax laws. A reconciliation of statutory U.S. federal income taxes to provision for (benefit from) income taxes for the years prior to the adoption of ASU 2023-09 is as follows (in thousands): Year ended January 31, 2025 2024 Income taxes computed at U.S. federal statutory rate $ (8,768) $ (16,249) State taxes, net of federal benefit 1,075 (2,029) Stock-based compensation 14,760 8,695 Foreign rate differential 419 428 Tax credits, net of FIN48 reserves (1,460) (1,956) Change in valuation allowance (4,605) 10,169 Foreign-derived intangible income benefit (1,039) — Other 1,401 930 Provision for (benefit from) income taxes $ 1,783 $ (12)

109 The amounts of cash income taxes paid by the Company were as follows (in thousands): Year ended January 31, 2026 Federal $ 220 State and Local 342 Foreign: Australia 134 Portugal 357 United Kingdom 1,215 All other foreign (52) Income taxes paid, net of amounts refunded $ 2,216 Deferred income taxes arise from temporary differences between the carrying values of assets and liabilities for financial reporting purposes and income tax reporting purposes, as well as operating losses and tax credit carryforwards. Significant components of the Company’s deferred tax assets and liabilities were as follows as of the periods indicated (in thousands): January 31, 2026 2025 Deferred tax assets: Net operating losses $ 108,903 $ 110,076 Capitalized research and development costs 35,238 46,543 Allowances and accruals 4,410 8,067 Stock-based compensation 7,585 9,306 Charitable contributions 25 74 Tax credits 17,549 15,032 Lease liabilities 4,373 2,947 Other 184 457 Gross deferred tax assets $ 178,267 $ 192,502 Less: valuation allowance 3,722 172,538 Net deferred tax assets $ 174,545 $ 19,964 Deferred tax liabilities: Deferred commissions $ (9,915) $ (11,067) Intangible assets (9,516) (9,353) Lease assets (3,150) (1,445) Other (992) (582) Gross deferred tax liabilities $ (23,573) $ (22,447) Net deferred tax assets (liabilities) $ 150,972 $ (2,483) The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence in the various jurisdictions in which it operates related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. For the period ended January 31, 2026, the Company achieved cumulative U.S. income measured as pre-tax income adjusted for permanent book-tax differences. Based on all available positive and negative evidence, including the amount of the Company’s taxable income in recent years which is objective and verifiable, and taking into account anticipated future taxable earnings, the Company concluded that it is more likely than not that its U.S. federal and certain state deferred tax assets will be realizable which resulted in an income tax benefit of $169.2 million. The Company continues to maintain a valuation allowance of $0.8 million against other non-material state deferred tax assets due to the uncertainty regarding realizability of these deferred tax assets as they have not met the more likely than not realization criteria.

110 Furthermore, based on available evidence, the Company believes it is more-likely-than-not that certain non-U.S. deferred tax assets will not be fully realizable in the future. The Company will continue to maintain a valuation allowance against such deferred tax assets. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. The valuation allowance against the Company’s various deferred tax assets decreased by $168.8 million and $4.5 million during the fiscal years ended January 31, 2026 and 2025, respectively. As of January 31, 2026, the Company had federal net operating loss carryforwards as reported on the tax return in the amount of $397.3 million. Beginning in 2037, $5.3 million of the federal net operating losses will begin to expire. The remaining $392.0 million will carry forward indefinitely. As of January 31, 2026, the Company had state and foreign net operating loss carryforwards as reported on the tax return in the amount of $28.4 million and $8.3 million, respectively, which begin to expire in 2028 and 2033, respectively. Utilization of the Company’s net operating loss may be subject to annual limitations due to the ownership change limitations provided by section 382 of the Internal Revenue Code and similar state provisions. The Company’s net operating loss carryforwards could expire before utilization if subject to annual limitations. As of January 31, 2026, the Company had federal, California, and foreign research and development credit carryforwards as reported on the tax return of $16.6 million, $6.9 million, and $4.9 million, respectively. The federal research and development credits will begin to expire in 2036, the California research and development credits have no expiration, and the foreign research and development credits will begin to expire in 2037. The following table summarizes the activity related to the Company’s unrecognized tax benefits for the periods indicated (in thousands): Year ended January 31, 2026 2025 2024 Balance at beginning of period $ 10,275 $ 9,065 $ 7,723 Additions related to prior years 1,147 — 110 Reductions related to prior years (400) (87) (192) Additions related to current year 861 1,297 1,424 Additions related to acquired positions — — — Balance at end of period $ 11,883 $ 10,275 $ 9,065 All of the Company’s tax years remain open for examination by U.S. federal and state tax authorities. The non-U.S. tax returns remain open for examination for the years 2018 and onwards. Due to its U.S. federal and state valuation allowance, $10.1 million, $0.9 million, and $0.9 million of unrecognized tax benefits as of January 31, 2026, 2025, and 2024, respectively, would affect the effective tax rate if recognized. The Company recognizes interest and penalties related to unrecognized tax benefits as provision for income taxes. The Company has accrued an immaterial amount of interest and penalties associated with its unrecognized tax benefits noted above as of January 31, 2026. U.S. income tax has not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the United States. As a result of current U.S. tax law, the tax impact of future distributions of foreign earnings would generally be limited to withholding tax from local jurisdictions. On July 4, 2025, the U.S. enacted tax reform legislation through the One Big Beautiful Bill Act (“OBBBA”). Included in this legislation are provisions that allow for the immediate expensing of domestic research and development expenses, immediate expensing of certain capital expenditures, and other changes to the U.S. taxation of profits derived from foreign operations. The Company has evaluated the provisions of the OBBBA and determined that the effects are not material to our consolidated financial statements for the year ended January 31, 2026. The Company will continue to monitor any future changes in its business, forthcoming guidance, or interpretations of the new tax law that could affect its tax position in subsequent periods.

Note 14. Geographic Information

Revenue by location is generally determined by the billing address of the customer. The following table sets forth revenue by geographic area for the periods indicated (in thousands):

	Year ended January 31,		
	2026	2025	2024
United States	$ 351,030	$ 337,580	$ 312,165
International	141,516	129,919	118,534
Total	$ 492,546	$ 467,499	$ 430,699

Other than the United States, no other individual country accounted for 10% or more of revenue for the fiscal years ended January 31, 2026, 2025, or 2024.

As of January 31, 2026, 64% of the Company's long-lived assets, including property and equipment and right-of-use lease assets, were located in the United States, 14% were located in Portugal, and 13% were located in Canada. As of January 31, 2025, 69% of the Company's long-lived assets, including property and equipment and right-of-use lease assets, were located in the United States, 17% were located in Canada, and 12% were located in Portugal.

.

Note 15. Restructuring Costs

During the year ended January 31, 2026, as part of the Company's ongoing actions to drive efficient growth and expand operating margins, the Company implemented changes that included reallocating certain roles and realigning teams to continue to improve operational resiliency and agility. During the year ended January 31, 2026, the Company incurred costs associated with the restructuring plan of approximately $6.0 million, which was primarily comprised of severance payments, employee benefit contributions, and other related costs. The Company recorded the restructuring costs within the cost of sales, research and development, sales and marketing, and general and administrative operating expense line items of its consolidated statements of operations. No balances related to these costs remained in accrued liabilities as of January 31, 2026.

Restructuring costs incurred during the year ended January 31, 2025 were not material.

In January 2024, in an effort to rationalize the Company's real estate footprint, the Atlanta leased office spaces began to be decommissioned in order to be vacated. As a result, the Company recorded a $7.2 million impairment charge in the period, of which $5.3 million related to lease right-of-use-assets and $1.9 million related to leasehold improvements. The impairment charge was recorded in general and administrative expenses on the consolidated statement of operations.

In July 2023, the Company recorded an impairment charge of $1.2 million, of which $0.4 million related to leasehold improvements and $0.8 million related to right-of-use lease assets and liabilities abandoned in the period as a result of the San Francisco office sublease. The impairment charge was recorded in general and administrative expenses on the consolidated statement of operations.

The Company incurred immaterial additional personnel costs related to the reduction in headcount during the year ended January 31, 2024. These immaterial additional costs were paid during the year ended January 31, 2024, with no remaining balances accrued as of January 31, 2024.

Note 16. 401(k) Plan

The Company sponsors defined contribution retirement plans for eligible employees, including a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. Effective January 1, 2022, the Company matches 2% of eligible wages for participants who contribute at least 2% of their eligible compensation. The Company is responsible for the administrative costs of the 401(k) plan.

The Company recognized total retirement plan expenses of $3.8 million, $2.8 million, and $3.6 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

111

112 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation and supervision of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of January 31, 2026, our disclosure controls and procedures were, in design and operation, effective at a reasonable assurance level. Management's Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2026. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K. Limitations on the Effectiveness of Controls The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

113 Item 9B. Other Information Rule 10b5-1 Trading Arrangements During the three months ended January 31, 2026, none of the Company’s directors or Section 16 officers adopted or terminated any “Rule 10b5-1 trading arrangement” or any “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 401(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable.

114 PART III Item 10. Directors, Executive Officers and Corporate Governance We maintain a Code of Business Conduct and Ethics applicable to all of our employees, including our Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer, which is a “Code of Ethics for Senior Financial Officers” as defined by applicable rules of the Securities and Exchange Commission (“SEC”). This code is publicly available on our website at www.pagerduty.com. If we make any amendments to this code other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at pagerduty.com or in a Current Report on Form 8-K filed with the SEC. We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is incorporated by reference as Exhibit 19.1 to this Annual Report on Form 10-K. The remaining information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026. Item 11. Executive Compensation The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026. Item 14. Principal Accounting Fees and Services The information required by this Item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2026.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are included as part of this Annual Report on Form 10-K.

	Page
Report of Independent Registered Public Accounting Firm	75
Report of Predecessor Auditor	77
Consolidated Balance Sheets	78
Consolidated Statements of Operations	79
Consolidated Statements of Comprehensive Income (Loss)	80
Consolidated Statements of Stockholders' Equity	81
Consolidated Statements of Cash Flows	82
Notes to Consolidated Financial Statements	84

(b) Exhibits: The exhibits listed in the accompanying index to the exhibits are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

		Incorporated by Reference				
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith
2.1	Agreement and Plan of Reorganization, dated as of September20, 2020, among PagerDuty, Inc., Reef Merger Sub I, Inc., Reef Merger Sub II, LLC, Rundeck, Inc., and Shareholder Representative Services LLC	8-K	001-38856	2.1	October 1, 2020	
3.1	Amended and Restated Certificate of Incorporation of PagerDuty, Inc.	8-K	001-38856	3.1	April 15, 2019	
3.2	Amended and Restated Bylaws of PagerDuty, Inc.	8-K	001-38856	3.2	April 15, 2019	
4.1	Form of common stock certificate of PagerDuty, Inc.	S-1/A	333-230323	4.1	April 1, 2019	
4.2	Description of Securities	10-K	001-38856	4.3	March 19, 2020	
4.6	Indenture, dated as of October 13, 2023, by and between PagerDuty, Inc. and U.S. Bank Trust Company, National Association, as Trustee.	8-K	001-38856	4.1	October 13, 2023	
4.7	Form of Global Note, representing PagerDuty, Inc.'s 1.50% Convertible Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 4.1)	8-K	001-38856	4.2	October 13, 2023	
10.1†	PagerDuty, Inc. 2019 Equity Incentive Plan, as amended, and forms of agreements thereunder	10-K	001-38856	10.1	March 17, 2022	
10.2†	Forms of Option Agreement and Restricted Stock Unit Agreement under the 2019 Equity Incentive Plan	10-Q	001-38856	10.1	June 5, 2020	
10.3†	PagerDuty, Inc. 2019 Employee Stock Purchase Plan	S-1/A	333-230323	10.3	March 21, 2019	
10.4†	Form of Performance Stock Unit Agreement under the 2019 Equity Incentive Plan	10-Q	001-38856	10.1	June 4, 2021	
10.5†	Form of Indemnification Agreement entered into by and between PagerDuty, Inc. and each director and executive officer	S-1	333-230323	10.4	March 15, 2019	
10.7†	Confirmatory Offer Letter by and between PagerDuty, Inc. and Howard Wilson	S-1/A	333-230323	10.6	April 1, 2019	
10.8†	Transition Agreement for Owen Howard Wilson effective February 1, 2026	8-K	001-38856	10.1	February 4, 2026	
10.9†	Offer Letter by and between PagerDuty, Inc. and David Justice	10-K	001-38856	10.7	March 19, 2020	
10.11†	PagerDuty, Inc. Cash Incentive Bonus Plan, as amended	10-K	001-38856	10.11	March 17, 2022	
10.12†	PagerDuty, Inc. Non-Employee Director Compensation Policy	10-K	001-38856	10.12	March 17, 2025	
10.13	Form of Confirmation for Capped Call Transactions	8-K	001-38856	10.1	June 25, 2020	

115

10.14	Lease Agreement, dated September 17, 2015, between PagerDuty, Inc. and Toda America, Inc., as amended	10-K	001-38856	10.14	March 17, 2025	
10.15	Form of Confirmation for Capped Call Transactions	8-K	001-38856	10.1	October 13, 2023	
10.16†	Second Amended and Restated Offer Letter by and between the Company and Jennifer Tejada.	10-Q	001-38856	10.2	December 1, 2023	
10.17†	Amended and Restated Executive Severance and Change in Control Policy	10-Q	001-38856	10.3	December 1, 2023	
10.18†	PagerDuty, Inc. Incentive Compensation Recoupment Policy	10-K/A	001-38856	10.18	March 18, 2024	
16.1	Letter from Ernst & Young LLP dated April 12, 2024	8-K	001-38857	16.1	April 10, 2024	
19.1	Insider Trading Policy	10-K	001-38856	19.1	March 17, 2025	
21.1	Subsidiaries of the Registrant					X
23.1	Consent of PricewaterhouseCoopers LLP					X
23.2	Consent of Ernst & Young LLP					X
24.1	Power of Attorney (included on signature page)					X
31.1	Certification of the Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of the Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

* The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

† Indicates a management contract or compensatory plan.

116

117 Item 16. Form 10-K Summary None.

118 SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. PAGERDUTY, INC. (registrant) March 12, 2026 /s/ Jennifer G. Tejada Date Jennifer G. Tejada Chief Executive Officer (Principal Executive Officer)

119 POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jennifer G. Tejada and Owen Howard Wilson, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual’s substitute, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated. Signature Title Date /s/ Jennifer G. Tejada Chief Executive Officer and Director March 12, 2026 Jennifer G. Tejada (Principal Executive Officer) /s/ Owen Howard Wilson Chief Financial Officer March 12, 2026 Owen Howard Wilson (Principal Financial Officer) /s/ Paul Underwood Chief Accounting Officer March 12, 2026 Paul Underwood (Principal Accounting Officer) /s/ Scott Aronson Director March 12, 2026 Scott Aronson /s/ Teresa Carlson Director March 12, 2026 Teresa Carlson /s/ Donald J. Carty Director March 12, 2026 Donald J. Carty /s/ Sarah Franklin Director March 12, 2026 Sarah Franklin /s/ Elena Gomez Director March 12, 2026 Elena Gomez /s/ William Losch Director March 12, 2026 William Losch /s/ Rathi Murthy Director March 12, 2026 Rathi Murthy /s/ Zachary Nelson Director March 12, 2026 Zachary Nelson /s/ Bonita Stewart Director March 12, 2026 Bonita Stewart

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